
07073166

# Improving healthcare

one person at a time

Medtronic

*Alleviating Pain · Restoring Health · Ex*

2007 Annual Report





Medtronic

*Alleviating Pain · Restoring Health · Extending Life*



18
20
19
21
23
16
12
14
15
17
2
6
3
7
5
4
1
27
10
28
24
9
22
11
30
8
25
26
29
8
health and extending life.
13

# *Innovative Therapies*

to Treat the World's Most Pressing Healthcare Needs

## CARDIAC RHYTHM DISORDERS

(1) **Irregular Heart Rates**
Implantable pacemakers that regulate slow heart rates, and implantable and external defibrillators to regulate or shock fast heart rates that can lead to sudden cardiac arrest.

(2) **Heart Failure**
Implantable cardiac resynchronization systems that resynchronize the heart and improve blood-pumping ability.

(3) **Unexplained Syncope**
Implantable recorders that help diagnose heart-related causes of recurrent, unexplained fainting.

## CARDIOVASCULAR DISEASE

(4) **Heart Valve Disease**
Implantable bioprosthetic tissue and mechanical valves to replace damaged valves.

(5) **Coronary Artery Disease**
Perfusion systems for arrested-heart surgery and heart stabilization systems for beating-heart surgery to bypass blocked arteries.

(6) **Atrial Fibrillation***
Radio frequency ablation systems that inhibit abnormal electrical activity.

(7) **Coronary Vascular Disease**
Diagnostic and guiding catheters, angioplasty balloons and implantable stents to widen blocked arteries that reduce blood supply to the heart.

(8) **Peripheral Disease***
Catheters and implantable stents that treat blood vessel and duct blockages in other parts of the body.

(9) **Aortic Disease**
Implantable endovascular stent grafts that provide support for a weakened and ballooning aortic artery, which runs through the chest and abdomen, and distributes blood from the heart to the rest of the body.

## SPINAL CONDITIONS AND MUSCULOSKELETAL TRAUMA

(10) **Scoliosis**
Fusion systems that correct and stabilize abnormal spinal curves.

(11) **Degenerative Disc Disease**
Minimal Access Spinal Technologies (MAST) and bone morphogenetic proteins that treat painful conditions of the spine.

(12) **Sinus Augmentation**
Bone morphogenetic proteins that augment bone growth for missing or damaged bone in the face.

(13) **Tibial Fractures**
Bone morphogenetic proteins that heal certain types of fractured shin bones.

## EAR, NOSE AND THROAT CONDITIONS

(14) **Ménière's Disease**
Portable external device that delivers low-pressure air pulses to the inner ear to alleviate severe vertigo.

(15) **Ear Infections**
Surgical tools and implantable devices to remove and replace excess or diseased tissue.

(16) **Sinus Infections**
Surgical tools to unblock clogged or obstructed sinuses.

(17) **Thyroid Disease**
Equipment that monitors nerves during complicated, high-risk thyroid surgery to avoid nerve damage.

## NEUROLOGICAL DISORDERS

(18) **Parkinson's Disease, Essential Tremor and Dystonia**
Implantable deep brain stimulation systems to reduce motor symptoms of movement disorders.

(19) **Hydrocephalus**
Implantable shunts that divert excess fluid in the brain to other parts of the body, where it can be reabsorbed.

(20) **Obsessive-Compulsive Disorder***
Implantable deep brain stimulation systems to lessen symptoms, including obsessive thoughts and compulsive behaviors.

(21) **Depression***
Implantable deep brain stimulation systems to lessen symptoms, including profound and persistent sadness, and suicidal thoughts.

(22) **Spasticity**
Implantable infusion systems that deliver medication directly to the intrathecal space—the fluid-filled area surrounding the spinal cord—to loosen tight, stiff muscles.

(23) **Epilepsy***
Implantable deep brain stimulation systems to reduce the frequency of seizures.

(24) **Chronic Pain**
Implantable neurostimulation systems and infusion systems that deliver electrical pulses and drugs, respectively, to specific areas of the body—usually around the spine—to block pain sensations.

## UROLOGICAL AND DIGESTIVE DISORDERS

(25) **Overactive Bladder and Urinary Retention**
Implantable neurostimulation system targeting the sacral nerves to control bladder function.

(26) **Benign Prostatic Hyperplasia (BPH)**
Radio frequency ablation system that delivers treatment directly to the prostate to reduce excess tissue and improve urine flow.

(27) **Acid Reflux**
Diagnostic test that uses a wireless capsule to monitor pH levels in the esophagus.

(28) **Gastroparesis**
Implantable gastric stimulation system to minimize the chronic nausea and vomiting associated with abnormally slow digestion.

(29) **Fecal Incontinence***
Implantable neurostimulation system targeting the sacral nerves to control bowel function.

## DIABETES

(30) External and implantable insulin pumps, real-time continuous glucose monitoring systems and therapy management software that help diabetes patients improve blood sugar control.

*Alleviating pain, restoring*

**Still in development or not yet cleared/approved for marketing in the United States.*



**The Medtronic Mission** To contribute to human welfare by the application of biomedical engineering in the research, design, manufacture and sale of products that alleviate pain, restore health and extend life.

*In fulfilling our Mission, we are improving the lives of nearly 6 million people each year. With each one, we move a step closer to a world in which every person who needs a therapy receives it.*



## Stacey Brickson, *USA* (cover)

*Herniated Cervical Disc*

After Stacey completed her first Ironman Triathlon in 1995, she was hooked. For the next six years, she competed in races across the United States. Then, two car accidents left her with a herniated cervical disc that limited her neck mobility and jeopardized her competitive future. "Running became unbearable; even biking and swimming were out of the question," she said. Conventional remedies, such as medications and physical therapy, offered little relief, so Stacey enrolled in a clinical trial for a Medtronic Prestige cervical disc.* Her damaged disc was replaced with one of our surgical-grade stainless steel discs, which are designed to allow motion. Stacey's pain was gone within a day, and she was able to return to the triathlons she loves. "This single procedure changed the outcome of my life," Stacey said. "Now, the sky's the limit."

**Investigational device in the United States.*
*Patient results may vary.*

## Chiemi Takahashi, *Japan*

*Sudden Cardiac Arrest*

When Chiemi was diagnosed with a life-threatening heart condition, its effects were all too familiar. She was only 10 years old when her mother died from the condition—hypertrophic cardiomyopathy—which also took the lives of her brother and sisters years later. The devastating genetic disease interferes with the heart's ability to pump blood. In severe cases, it can also increase the heart rate, causing sudden cardiac arrest. As a result, Chiemi's doctor recommended an implantable cardioverter defibrillator (ICD). Eight months after receiving the Medtronic device, it saved Chiemi's life, shocking her heart back into rhythm while she was having dinner with a friend. "Without my ICD, I would have died in that restaurant," Chiemi said. "I just wish my mother and siblings could have had one, too."

**About Medtronic** Medtronic is the world leader in medical technology, providing lifelong solutions for people with chronic disease by offering products, therapies and services that enhance or extend lives. Each year, nearly 6 million patients benefit from Medtronic's technologies used to treat conditions such as heart disease, spinal conditions, neurological disorders, vascular disease and diabetes.

## Financial Highlights

| (dollars in millions, except per share data) | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006[2] | 2007 |
| Net sales | $7,665 | $9,087 | $10,055 | $11,292 | $12,299 |
| Net earnings | 1,600 | 1,959 | 1,804 | 2,547 | 2,802 |
| *Special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments[1] (net of income taxes)* | 121 | 38 | 467 | 136 | (5) |
| Net earnings excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments | 1,721 | 1,997 | 2,271 | 2,683 | 2,797 |
| Diluted earnings per share, as reported | 1.30 | 1.60 | 1.48 | 2.09 | 2.41 |
| *Special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments per diluted share* | 0.10 | 0.03 | 0.38 | 0.11 | — |
| Diluted earnings per share excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments | 1.40 | 1.63 | 1.86 | 2.20 | 2.41 |
| Dividends per share | 0.25 | 0.29 | 0.34 | 0.39 | 0.44 |
| Return on equity | 22.3% | 23.1% | 18.5% | 25.7% | 27.5% |
| Research and development expense | $ 749 | $ 852 | $ 951 | $ 1,113 | $ 1,239 |
| Closing stock price | 48.08 | 50.46 | 52.70 | 50.12 | 53.60 |

*[1] See Notes 2, 3, 4 and 12 to the consolidated financial statements for further discussion.*
*[2] Incremental pro forma stock-based compensation expense for fiscal year 2006 was $126, or $0.10 per diluted share.*



Diluted Earnings Per Share
(in dollars)
$2.50
2.00
1.50
1.00
0.50
0
'03 '04 '05 '06 '07
As reported
Excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments
5-year CAGR* for diluted earnings per share, as reported 24.7%
5-year CAGR* for diluted earnings per share, excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments 14.8%
Net Sales
(dollars in billions)
$15
12
9
6
3
0
'03 '04 '05 '06 '07
5-year CAGR* 13.9%
Research and Development Expense
(dollars in billions)
$1.5
1.2
0.9
0.6
0.3
0
'03 '04 '05 '06 '07
5-year CAGR* 13.9%
Closing Stock Price
(in dollars)
$60
50
40
30
20
10
0
'03 '04 '05 '06 '07
5-year CAGR* 4.1%


*Compound Annual Growth Rate

# Dear Shareholders

*During the past year, we continued to make progress on many fronts while strengthening Medtronic's leadership position in the rapidly changing medical technology industry. At the same time, a broad range of healthcare issues gained greater attention around the world, and there is little doubt that the healthcare environment will experience profound change in the coming years.*

No matter where you live, rarely a day goes by when you don't hear or read something about the way in which healthcare is provided or financed. And the growing debate on how to best increase access to high-quality, cost-effective healthcare will become even more acute as healthcare costs continue to increase—both in absolute terms and as a percentage of gross domestic product.

Recent studies forecast a steady rise in global demand for healthcare products and services over the next several decades due to changing demographics and other socio-economic factors. With the increased usage, individual and institutional healthcare consumers and providers are becoming better informed and more active in a wide range of healthcare decisions at the local and national level. It is not surprising, then, that healthcare has risen to the top of political, business and personal agendas around the world.

These trends are well understood and viewed positively at Medtronic and within our healthcare sector. Why? Simply stated, we are convinced that medical technology is now, and will increasingly become, an integral part of any comprehensive healthcare solution. There is no doubt that the rate of technological innovation within the medical technology industry will accelerate dramatically in the coming decade, providing better treatment options for a broad range of medical problems. At the same time, "business as usual" can't be viewed as a strategy for future success. A changing and more challenging healthcare environment inevitably requires fresh, new approaches that ultimately result in better solutions capable of standing the test of time.

At Medtronic, we're committed to continuous improvement and innovation that consistently deliver tangible benefits, measured both medically and economically. As our nearly 38,000 employees work to improve the lives of an increasing number of people throughout the world, we remain dedicated to fulfilling the Medtronic Mission that has successfully guided our actions since it was first written by Founder Earl Bakken in 1960. We also recognize that improvement in healthcare needs to be achieved and measured one patient at a time.

## Every 5 seconds

The essence of Medtronic's Mission is to apply biomedical engineering to alleviate pain, restore health and extend life. Today, about every 5 seconds, a Medtronic product is used to save or substantially improve someone's life somewhere in the world. Raphael Lang (pictured here with us) is one of those people.

Raphael was only 4 years old when he was diagnosed with diabetes. To this active Swiss boy who loves to swim, ski, skateboard and play football (soccer), the sudden need for a strict meal schedule was challenging. "And when he learned he had to have two insulin shots a day in his leg, there were some tears," said Raphael's mother. For a year, the family was consumed with closely monitoring his diet, injections and activities.

Then Raphael's doctor suggested he switch from insulin injections to our insulin pump to give him more freedom—and his parents greater peace of mind. "Now I can choose when I eat and what I eat," Raphael said. "I can even have Gummibärli (gummi bears), or an omelette with apple mousse and cinnamon sugar! And I can sleep longer on Sundays!"

The ability to have a more spontaneous schedule made it possible for Raphael, now age 8, to travel to Bern last summer for Kids Cup Diabetes, a football tournament where children with diabetes come together with their families to play the game, share ideas and just enjoy life.

## Another year of strong financial performance

During fiscal year 2007, Medtronic strengthened its financial position and reported another year of record results. In spite of a decline in the U.S. implantable cardioverter defibrillator (ICD) market, which began in the first quarter and continued throughout the year, corporate revenue of $12.299 billion grew 9 percent over the prior year. Foreign currency translation had a positive impact, increasing reported revenue by $166 million. Four of Medtronic's eight major businesses posted double-digit revenue growth from operations.

Net earnings of $2.802 billion and diluted earnings per share of $2.41 increased over the prior year by 10 percent and 15 percent, respectively. After adjusting for special, restructuring, certain litigation, and IPR&D charges, certain tax adjustments, and incremental pro forma stock-based compensation expense for fiscal year 2006, adjusted fiscal year 2007 net earnings of $2.797 billion and diluted earnings per share of $2.41 increased over the past year by 9[1] percent and 15[1] percent, respectively.

During the year, favorable agreements were reached with the U.S. Internal Revenue Service and foreign tax authorities that allowed for the reversal of excess tax accruals totaling $129 million. The company also successfully repurchased over 95 percent of outstanding contingent convertible debentures due in 2021. Strong operating cash flow continued to be generated, now at about $3 billion for the year. Improvements were seen in most asset management and rate-of-return ratios during the year. As a result, Medtronic continues to carry very favorable debt ratings (Standard & Poor's at AA-/A1+ and Moody's at A1/P1).

[1] *See reconciliation of non-GAAP financial measures in the Financial Highlights Section on page 1.*

Medtronic CEO Art Collins (right) and President Bill Hawkins met recently with 8-year-old Raphael Lang, who has diabetes. His MiniMed Paradigm REAL-Time System, an insulin pump capable of displaying real-time glucose data, gives him greater control in managing glucose levels compared to insulin injections. So now Raphael has more flexibility to play his favorite sports when he wants.





Raphael Lang shows off his pump-programming skills to Medtronic CEO Art Collins (right) and President Bill Hawkins.

## Increasing access to proven products and therapies

Medtronic products and therapies address a number of major chronic diseases and medical disorders, such as sudden cardiac arrest, congestive heart failure, coronary heart disease, diabetes, spinal disc deterioration, and a broad array of neurological, gastrointestinal and urological disorders. Many of these conditions can lead to more serious medical problems unless they are adequately treated in a timely manner. In many Medtronic business lines, only a small percentage of the people who can benefit from our products have received them.

As a result, greater focus has been placed on expanding clinical trials and ensuring that adequate reimbursement exists for therapies and procedures that our products support. In fact, more than 200 Medtronic clinical trials are currently underway or planned to begin soon. These clinical trials are increasingly designed to determine a product's safety and efficacy, as well as its cost effectiveness. In addition, various initiatives to increase awareness and improve patient access were implemented during the year.

Sudden Cardiac Arrest (SCA) is a good example of a significant medical problem that Medtronic is addressing through technology, together with initiatives to increase awareness and access to appropriate therapy. Even though SCA is a leading cause of death in many countries, claiming more lives in the United States than breast cancer, HIV/AIDS and lung cancer combined, most people are unaware of the problem or confuse SCA with a heart attack. SCA is an electrical problem in the heart that occurs when the heart develops a rapid, irregular rhythm, causing it to quiver rather than contract normally. When this occurs, the heart cannot adequately pump blood to the body and brain, often leading to death. The average probability of surviving an SCA event in the United States is only about 5 percent, and it is estimated that approximately 1,000 people die each day from SCA in the United States alone.

However, individuals who are at high risk and have received an ICD increase their chance of surviving an SCA event to about 98 percent. Unfortunately, only about 35 percent of the people in the United States who are indicated for an ICD have received one, and the percentage is much lower outside the United States. As a result, in addition to introducing a new family of ICDs and expanding clinical trials during the past year, Medtronic initiated a major awareness campaign to better communicate the risks of SCA and the benefits of ICD therapy. Initial response to the awareness program has been very favorable. You can learn more by visiting the following Web sites: www.HeartHelp.com or www.EFnumber.com.

## Investing in our future

While delivering strong financial results last year, we continued to invest in a wide range of important initiatives designed to support sustained profitable growth.

We have continually referred to new product development as the "life blood" of our business. As a record number of new products were being introduced, R&D spending increased 11 percent to $1.239 billion, or about 10 percent of revenue. Approximately two-thirds of last year's revenue was generated from products introduced within the past two years. Our new product pipeline continues to be very robust, and we are making significant investments inside the company while expanding collaborations with outside researchers and academic medical centers.

High-quality customer service has long been a hallmark of Medtronic. During the past year, we continued to strengthen staff support functions and enhance corporate infrastructure. In addition to adding more than 2,000 employees, a new enterprise-wide information system was implemented and several facility expansions were concluded or are near completion. The new headquarters campus for our Cardiac Rhythm Disease Management business will be completed this fall and will house more than 3,000 employees, making it Medtronic's largest facility in the world. In addition, several major facility expansions to support growth in Medtronic's Spinal business are underway and should be completed within a year.

## Leveraging synergies throughout the company

Leveraging technological and operational synergies across Medtronic allows us to deliver better customer solutions, while improving productivity and financial performance. For example, enhanced electrical stimulation therapies that grew out of Medtronic's original pacemaker business have been adapted to treat a wide range of cardiovascular, neurological, urological and gastrointestinal disorders. In addition, advanced telemetry systems used to communicate with Medtronic medical devices have been standardized, providing both patient benefits and company-wide gains in efficiency.

A broad range of drug-delivery technologies are being applied in various Medtronic businesses to enhance current therapies and address additional medical disorders. Medtronic products that induce an active biological response like the Endeavor drug-eluting stent, the INFUSE Bone Graft, the MiniMed Paradigm REAL-Time insulin pump and the SynchroMed II implantable drug infusion system have been well received, and more drug/device combination products are expected in the future. Common approaches to incorporate advanced material science and information/computational technologies are being effectively utilized at the corporate level and by individual business units.




Raphael Lang,
Switzerland
Diabetes

Many Medtronic manufacturing, distribution and customer service facilities currently serve multiple business units, and new facilities recently have been completed in the United States, Puerto Rico, Switzerland and Ireland. Common information systems allow customers to more easily place orders and obtain information about Medtronic products. Additionally, selling and contracting approaches that span several product lines are being tailored to meet individual customer needs while capitalizing on the strength of Medtronic's broad product portfolio.

### Unwavering commitment to quality

Quality is at the core of everything we do at Medtronic. As we design and manufacture products, service the needs of physicians and their patients, and collaborate with outside organizations, we continually raise our standard of performance.

During the year, pharmaceutical and medical product quality performance and related reporting systems received increased attention from regulatory authorities throughout the world, as well as from the medical community and general public. As an industry leader, Medtronic is working closely with industry associations and regulatory authorities around the world to help ensure that reasonable oversight exists without limiting appropriate access to existing medical technology or impeding the introduction of important new products. In all cases, enhanced patient safety and improved medical outcomes are of primary importance, and guide our decisions and practices.

Inside the company, quality remains the first agenda item for all executive committee meetings and operating reviews. Enhanced quality scorecards were implemented, and improvement was seen in most quality metrics throughout the year.

### Medtronic employees: our most valuable resource

Our dedicated, capable and diverse global workforce continues to be Medtronic's most important and valued asset. Results from the company-wide Global Voices employee survey conducted last year were the highest ever recorded. They demonstrated strong employee commitment and dedication to Medtronic's Mission. Throughout the year, a number of additional training and development programs were implemented, and a new Total Health initiative was successfully launched to help improve the health and well-being of Medtronic employees and their families.

During the year, Medtronic employees continued to generously share their time, talents and financial resources to support a wide range of philanthropic activities. Their contributions were supplemented by corporate giving, product donations and Medtronic Foundation grants totaling $53 million. Once again, the Medtronic Foundation was cited for numerous awards. You can learn more about what Medtronic and the Medtronic Foundation do in the community at www.medtronic.com/community.

In February, the company announced transition plans for the CEO and COO positions. Effective at the annual shareholders' meeting in August, Bill Hawkins will assume responsibilities as CEO and Michael DeMane will replace Bill as COO. Art Collins will continue as Chairman of the Board until the shareholders' meeting in 2008.

Also, at the shareholders' meeting in August, Michael Bonsignore, Dr. William Brody and Gordon Sprenger will retire from Medtronic's Board of Directors after a combined 33 years of service. We want to express our deep gratitude for their significant contributions and valuable counsel as directors. Recently, David Calhoun, Bill Hawkins, James Lenehan and Ken Powell joined the Board, bringing a wide range of experience in a number of related areas.

We would like to take this opportunity to thank all Medtronic employees and board members for their many contributions to the company. The dedication of our employees was once again recognized when Medtronic was selected by *Fortune* magazine as one of "America's Most Admired Companies" for the 10th consecutive year and as one of the "100 Best Places to Work in America."

### Looking ahead

As we stated previously, change is inevitable and "business as usual" is certainly not a recipe for future success. We view the changes that are shaping our industry and the global healthcare environment as a strong catalyst for innovation and, therefore, as an opportunity rather than an obstacle. Our employees are enthusiastically embracing these changes with optimism and commitment to Medtronic's Mission as they work to serve an ever-increasing number of people around the world.

Finally, as we look to the future and continue to pursue ambitious goals, we want to again acknowledge and express appreciation for the ongoing support from Medtronic's employees, customers and shareholders.

Sincerely,

**Arthur D. Collins, Jr.**
Chairman and Chief Executive Officer

**William A. Hawkins**
President and Chief Operating Officer



# Silvie Leuridan, *Belgium*

*Double Incontinence*

Silvie was born with malfunctioning kidneys and bladder muscles, and without an anus. By the age of 3, she had endured five operations to correct the conditions. However, Silvie still experienced fecal and urinary incontinence, which forced her to wear diapers and have an enema every day until she was 11. Her doctor recommended Medtronic's InterStim Therapy, which uses an implantable device to deliver mild electrical stimulation to the sacral nerves to improve bladder and bowel function. Now Silvie has greater control and more freedom in her life than ever before. "Now I am able to do whatever I want without planning my activities around my condition," Silvie said. "My life is much more comfortable with InterStim Therapy."





## Moses Javis, *USA*

*Enlarged Prostate*

As a young man in the 1960s, the Rev. Moses Javis was an activist in the U.S. Civil Rights movement, working alongside Dr. Martin Luther King Jr. to promote school integration and voters' rights. Today, the Baptist minister still travels throughout the United States to give sermons, speeches and lectures. When he began experiencing inconvenient symptoms of an enlarged prostate—most notably frequent urges to use the bathroom—Moses wasn't about to let his condition complicate his busy lifestyle. Medication proved ineffective and expensive, so Moses' doctor recommended Medtronic's transurethral needle ablation therapy, now called PROSTIVA RF Therapy. After one in-office procedure, his symptoms were eased and Moses was back to his regular activities, minus the interruptions. "Now I can golf, travel, preach and teach more freely," Moses said.

## Christine Gokey, *USA*

*Long QT Syndrome*

Christine started experiencing frequent fainting spells when she was 18. An avid runner, she was seemingly healthy otherwise. Over the next 25 years, Christine saw many doctors, but none could identify the cause of her recurring fainting. Finally, another specialist determined Christine had Long QT Syndrome, a heart disorder that causes dangerously fast heart rhythms and can lead to sudden cardiac arrest. Two days after the diagnosis, she received a Medtronic Intrinsic ICD, which monitors her heart rate and provides life-saving shock therapy if necessary. The device, which Christine refers to as her "security blanket," has saved her several times. "I can't imagine what would have happened without my ICD," Christine said. "With it, I have the peace of mind to live the active life I want, traveling and running."

# Sudden Cardiac Arrest, Arrhythmias and Heart Failure

*Therapies to help diagnose, manage and treat numerous heart conditions, including arrhythmias, which are abnormally fast or slow heart rhythms. Fast heart rates can lead to an often fatal condition called sudden cardiac arrest, an abrupt loss of heart function. Our therapies are also designed to help people who suffer from heart failure, which affects the heart's pumping ability. Heart failure often affects people with other heart conditions, such as coronary artery disease and hypertension, and afflicts 22 million people worldwide, one-fifth of whom are also at risk of experiencing sudden cardiac arrest.*

### Bringing life-saving technologies to people who need them

Sudden cardiac arrest is one of the leading causes of death worldwide. Each year, it claims the lives of more Americans than breast cancer, lung cancer and HIV/AIDS combined. While implantable cardioverter defibrillator (ICD) therapy is shown to be 98 percent effective in preventing death from sudden cardiac arrest, the majority of patients who are at greatest risk and who are indicated for an ICD do not have one. So we launched a first-of-its-kind education campaign to raise awareness of the condition and ICD therapy, and help save lives.

We're also helping define the next era of implantable cardiac devices by continuing to focus on overall cardiac disease management and enhancing patient quality of life. To that end, we introduced our first wireless devices, the Virtuoso ICD and the Concerto cardiac resynchronization therapy-defibrillator (CRT-D). Both devices help track and manage heart failure symptoms, and can deliver therapies to stop a dangerously abnormal heart rhythm. Using the Medtronic CareLink Network, data from the devices can be transmitted remotely and checked by physicians via the Internet, thereby reducing the need for follow-up visits to the physician's office.

Our landmark REDUCE HF (Reducing Decompensation Events Utilizing IntraCardiac Pressures in Patients with Chronic Heart Failure) Trial is evaluating the effectiveness of our investigational Chronicle ICD system, which combines the life-saving capabilities of an ICD with a new monitoring technology that continuously records pressure inside the heart. The system is designed to help alert physicians to potential heart failure complications before they worsen.

### Demonstrating the cost effectiveness of our therapies

A major effort is underway at Medtronic to demonstrate not only the medical benefits of our therapies, but to also demonstrate the cost effectiveness of our devices.

Our CONNECT (Clinical Evaluation of Remote Notification to Reduce Time to Clinical Decision) Trial is evaluating how Medtronic's most advanced wireless devices, the Virtuoso ICD and Concerto CRT-D, acting in concert with the Medtronic CareLink Network, can be used to enable better patient outcomes and reduced healthcare costs.

And further analyses of the landmark CARE-HF (Cardiac Resynchronization in Heart Failure) Trial, originally published in *The New England Journal of Medicine*, have demonstrated the cost effectiveness of CRTs for heart failure patients, as compared to optimal medical therapy. The study also illustrates proven clinical evidence of improvements in quality of life, morbidity and mortality, and reduction in costs associated with hospitalization for heart failure.



Concerto Cardiac Resynchronization Therapy-Defibrillator



Medtronic CareLink Service



Melody Transcatheter Pulmonary Valve*

## Spinal and Musculoskeletal Trauma Disorders

*Surgical implants, instruments and biological products to treat spinal and other orthopedic conditions, and image-guided surgical navigation systems.*

### Expanding biologic therapies

We received FDA approval to use our innovative INFUSE Bone Graft, a bone morphogenetic protein (rhBMP-2) therapy, to treat certain oral maxillofacial and dental regenerative procedures. The Medtronic INFUSE Bone Graft is a less-invasive alternative to traditional bone grafting because it stimulates the body to grow its own bone, eliminating the need for painful bone-harvesting surgery. The approval was based on five clinical studies, the most studies done to date for any similar product.

### Providing an alternative to cervical fusion

Our Prestige cervical disc moved a step closer to U.S. launch with the FDA's Orthopedic and Rehabilitation Devices advisory panel recommending approval. Official FDA approval is expected by summer 2007. The Prestige cervical disc provides patients with degenerative disc disease an alternative to fusion. The design is intended to preserve motion and flexibility, as well as alleviate pain.

### Improving treatment for vertebral compression fractures

We introduced two ARCUATE Vertebral Augmentation Systems that give physicians control over the flow and direction of medical cement when applying it to painful vertebral compression fractures. These fractures, common in the elderly and people with osteoporosis, produce unique patterns in each patient. By allowing physicians to provide a more exact cement flow, the systems may reduce procedure and recovery time.

## Cardiovascular Disease

*Minimally invasive catheter and stent-based technologies to treat atherosclerosis, in which fatty deposits restrict blood flow; stent graft therapies to treat aortic and thoracic aneurysm, the weakening of an artery that can be deadly if it bursts; as well as products to treat heart valve disease, atrial fibrillation,* open heart surgery and coronary bypass grafting.*

### Preparing for U.S. launch of drug-eluting stent

We have been preparing both clinically and operationally for the upcoming U.S. approval and launch of our Endeavor drug-eluting stent. On the clinical side, long-term study data demonstrate that Endeavor is associated with sustained safety, significant reductions in repeat procedures and no late stent thrombosis. Operationally, we are leveraging best practices in training and marketing gleaned from our experience in Europe, where Endeavor has been available since 2005.

### Expanding access to AAA screening

As part of our ongoing efforts to increase screenings for abdominal aortic aneurysms (AAA), we sponsored a public television special on the deadly, often symptomless condition. The program aired when Medicare introduced free AAA screenings for new beneficiaries. Medtronic was instrumental in gaining this coverage. We also have other national and local initiatives in place to increase public awareness of AAA.

### Making valve replacement less invasive

We began a U.S. feasibility study to evaluate the effectiveness of our Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System, the first non-surgical heart valve replacement option in any market. The therapy, already approved in Canada and Europe, delivers the valve via a cardiovascular catheter vs. requiring more invasive open heart surgery.



Prestige Cervical Disc*



Endeavor Drug-eluting Stent*

**Investigational device in the United States.*





## Diana Beason, *USA*

*Coronary Artery Disease*

What was supposed to be a routine doctor's appointment turned out to be a life-saving visit for Diana. The Indiana preschool teacher had experienced shortness of breath and what she thought was indigestion for a few months. When her husband mentioned these ailments at an unrelated appointment, the doctor ordered a stress test, which uncovered a 90 percent blockage in one of Diana's blood vessels. She received our Endeavor drug-eluting stent* as part of a clinical trial. Immediately after the minimally invasive procedure, Diana's symptoms were gone. She resumed her regular activities, including touring with her local motorcycle club. "I got the stent on a Tuesday, was back at school that Friday and took a ride with friends soon after that," Diana said.

**Investigational device in the United States.*

## Han-Kil Lee, *South Korea*

*Complex Regional Pain Syndrome*

An on-the-job accident caused life-changing injuries for Han-Kil, a remodeler. In 2001, he injured three of his fingers while operating a lathe, causing severe pain that limited the use of his hands. Even everyday gestures like shaking hands triggered unbearable pain, and Han-Kil had to leave his job. In 2006, after more than 10 surgeries and frequent use of painkillers—all of which failed to stop the pain—Han-Kil's doctor recommended Medtronic's neurostimulation therapy for pain, which uses an implantable device to deliver mild electrical pulses to the epidural space to block pain signals. Han-Kil's pain lessened within a month of surgery, and soon after, he was even able to return to work. "My family and I are so grateful to get our lives back," Han-Kil said. "We have regained hope for the future."



## Eva Walker, *USA*

*Heart Failure*

In her mid-50s, Eva began experiencing shortness of breath, chronic fatigue and excessive coughing. Walking became difficult, which made even simple activities like running errands or going to church exhausting. In 2003, Eva was hospitalized and diagnosed with heart failure. Her doctor suggested she get our InSync Sentry cardiac resynchronization therapy-defibrillator. The device treats heart failure and sudden cardiac arrest, and monitors fluid build-up in the lungs. Days after surgery, Eva was back on her feet with more energy than ever. Soon after, she and her husband resumed traveling, one of their favorite hobbies. "As my oldest daughter put it, I was like a wilting flower," Eva said, "and this device was the water that brought me back to life."

## Diabetes

*Insulin pumps and continuous glucose monitoring systems to help the more than 200 million people worldwide afflicted with diabetes better manage their glucose (blood sugar) levels. Poor glucose control can lead to heart disease, stroke, kidney failure, blindness, amputation and impotence.*

### Increasing access to innovative glucose management tools

The success of our revolutionary MiniMed Paradigm REAL-Time System continues to drive positive acceptance of our therapies. This first-ever insulin pump, which displays real-time glucose values, trend graphs and alerts patients to high and low glucose levels, now has a miniaturized transmitter for greater patient acceptance and ease-of-use. This year the FDA approved REAL-Time continuous glucose monitoring (CGM) for children and teenagers, allowing them to take advantage of REAL-Time CGM in our insulin pump, as well as in our new stand-alone CGM device, the Guardian REAL-Time System. Our industry-leading software system—Carelink Therapy Management System for Diabetes—ties information together from multiple devices, allowing patients and healthcare professionals to identify patterns and problems for improved diabetes management.

### Demonstrating the efficiency of our products

The clinical benefits of REAL-Time CGM continue to be demonstrated. The GuardControl Trial, the first randomized clinical outcome study to evaluate Medtronic REAL-Time CGM, demonstrated a full point reduction in A1C levels in 50 percent of study participants and a two point reduction in 26 percent of participants. We also began enrollment in our landmark pivotal trial—STAR 3 (Sensor-Augmented Pump Therapy for A1C Reduction), which will compare sensor-augmented pump therapy to the current standard of care: multiple daily injections. Initial results are expected in spring 2009.

## Chronic Pain

*Neurostimulation and site-specific drug therapy for chronic pain, including nerve-related back and leg pain, and cancer pain.*

### Improving targeted delivery of chronic pain relief

We continued our market leadership in chronic pain management with the launch of two next-generation neurostimulation devices. We introduced the RestoreADVANCED neurostimulator, a rechargeable device designed for patients who have higher power requirements to relieve their pain, and the PrimeADVANCED neurostimulator, a non-rechargeable device for people who don't have high energy needs or who prefer the low maintenance of a non-rechargeable battery. Both are easier to program and customize than their predecessors. For example, patients can assign different levels of stimulation to various activities or times of day, and create easy-to-remember names or icons for their settings.

### Exploring therapy to treat chronic migraine headache pain

In an effort to help some of the 32 million people in the United States alone who suffer from chronic migraines, we are conducting the ONSTIM (Occipital Nerve Stimulation for the Treatment of Chronic Migraine Headache) Trial. This preliminary study is evaluating whether an implanted neurostimulation device might provide relief for people with chronic migraine headache pain that have not responded to other treatments. Results are expected in 2008.



MiniMed Paradigm REAL-Time System


RESTOREADVANCED

RestoreADVANCED Neurostimulator

## Movement Disorders and Spasticity

*Deep Brain Stimulation (DBS) therapy for motor symptoms of Parkinson's disease, essential tremor and dystonia; and site-specific drug therapy for spasticity associated with cerebral palsy, stroke, brain injury, spinal cord injury and multiple sclerosis.*

### Studying earlier use of DBS for Parkinson's disease

To achieve more rapid acceptance of our DBS Therapy for symptoms of Parkinson's disease, we are supporting a new clinical trial to establish higher levels of evidence for efficacy and cost effectiveness. Called EarlyStim, the trial uses DBS at earlier stages of the disease.

### Exploring deep brain stimulation to treat epilepsy

To provide relief to individuals who suffer from refractory epilepsy (in which drug therapy is not effective), we are conducting a clinical trial to determine whether DBS can safely and effectively reduce seizure frequency. Results of our current SANTE (Stimulation of the Anterior Nucleus of the Thalamus for Epilepsy) Trial are expected in 2008.

### Making surgery more efficient

Our ongoing efforts to make DBS delivery easier and more efficient were recognized with two Medical Design Excellence Awards: One for our Nexframe Stereotactic System, a smaller, more comfortable frame that uses image-guided technology to allow pre-surgery planning; the other for the Stimloc lead anchoring device, which has a low profile to make it more comfortable, less noticeable and more protective.

## Urological and Digestive Disorders

*Sacral nerve stimulation to treat symptoms of overactive bladder, which afflicts many women at some time during their lives; gastric stimulation to reduce the chronic nausea and vomiting associated with gastroparesis, a digestive disorder in which the stomach contracts too slowly; and an in-office radio frequency therapy to treat enlarged benign prostate, which afflicts half of men over age 50.*

### Improving bladder control with an advanced stimulation device

We gained FDA and CE Mark approval for the next-generation InterStim II neurostimulator. The smaller, lighter system allows patients to adjust the amount of stimulation for greater control and streamlines programming, making the therapy even more attractive to both patients and physicians.

### Providing greater evidence to set a standard of care

To establish high-level evidence for using our InterStim Therapy to treat the symptoms of overactive bladder, we finalized plans to initiate the InSite Trial to assess the efficacy and cost effectiveness of sacral nerve stimulation compared to standard medical therapy.



Kinetra Deep Brain Stimulator



Nexframe Stereotactic System



InterStim II Neurostimulator



## Jorge Olivio Tapia, *Puerto Rico*

*Diabetes*

When he was just a toddler, Jorge was diagnosed with diabetes, requiring him to get four painful insulin shots every day. By the time he was 3 years old, Jorge could inject himself. However, he still experienced many episodes of dangerously low blood sugar levels. "He had terrible hypoglycemic events during his sleep," said Jorge's mom, Aida. "One time, I hurt myself rushing to his room in the middle of the night." Then Aida learned about Medtronic's external insulin pump. It proved an effective way to regulate Jorge's blood sugar, and now he can control the insulin pump on his own. The insulin pump, which Jorge's friends assume is a cool beeper, allows him the freedom to be a regular 9-year-old. "Now I can eat whatever I want and do any activities I like," Jorge said.





## Ron Carroll, *USA*

*Erratic Heart Rate*

Ron Carroll was only 10 years old when his heart began racing periodically. "I'd feel weak, and would need to lay down," he said. "The doctors didn't know what was wrong, so I learned to cope." It wasn't until age 47 that Ron's erratic heart rate was diagnosed and he was placed on medication, but the symptoms didn't stop. Then he learned about a surgical ablation procedure using Medtronic's Cardioblate BP2 surgical ablation device and Cardioblate Navigator Dissector. He underwent the procedure, and both Ron and his family were thrilled with the results. "Now I have enough energy to keep up with my seven grandchildren," he said.

## Vladimír Volek, *Czech Republic*

*Heart Failure*

Vladimír was one of the first people in the Czech Republic to receive an implantable cardioverter defibrillator (ICD) back in 1994. "I had two teenage daughters and worried about leaving them without a father, so I felt fortunate to be one of the lucky ones to get the device," Vladimír said. The ICD allowed him to live a normal life, watching his daughters and grandchildren grow. Recently, Vladimír had his original device replaced with our Concerto cardiac resynchronization therapy-defibrillator, which helps his heart pump more efficiently, as well as protect against sudden cardiac arrest. With the new device, Vladimír can enjoy a more active life with his family.



## Anastasios Girtzos, *Germany*

*Sudden Cardiac Arrest*

Anastasios is an active adult who enjoys basketball, backgammon and spending time with friends. But at the age of 30 while simply relaxing at a local pub, the Greek native's heart suddenly stopped. Anastasios' friends resuscitated him, and doctors later determined he had ventricular tachycardia, an abnormally fast heart rate that can trigger sudden cardiac arrest. Within two weeks, Anastasios received a Medtronic implantable cardioverter defibrillator (ICD) to monitor and correct his heart rate. Now, he continues to live his life as usual, working and enjoying his favorite hobbies. "The ICD hasn't interrupted my daily life at all," said Anastasios. "I do the same activities I did before, but now with the reassurance that it'll be there if I need it."



## Irene Chettiar, *India*

*Dystonia*

Irene was in fourth grade when she suddenly began having trouble speaking. Uncontrolled cramping in her hands and legs soon followed. Over the next three years, Irene lost her ability to walk and had difficulty breathing, swallowing and even sitting. She could no longer attend school, forcing Irene's mother to quit her job to provide care. Eventually, doctors diagnosed Irene with dystonia, a neurological disorder that causes involuntary muscle contractions. She received our Activa DBS Therapy to control the contractions. Within days after surgery, Irene could eat normally and sit on her own. Within a month, she could walk again. Today, 15-year-old Irene is regaining her speech and independence. "Activa was truly a miracle for Irene and our family," said her mom.

# 2007 Table of Contents—Financials

### Understanding Our Financial Information

The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. (Medtronic or the Company). You should read this discussion and analysis along with our consolidated financial statements and related Notes thereto as of April 27, 2007 and April 28, 2006 and for each of the three fiscal years ended April 27, 2007, April 28, 2006, and April 29, 2005.

*Organization of Financial Information* Management's discussion and analysis, presented on pages 18 to 47 of this report, provides material historical and prospective disclosures designed to enable investors and other users to assess our financial condition and results of operations.

The consolidated financial statements are presented on pages 50 to 86 of this report, and include the consolidated statements of earnings, consolidated balance sheets, consolidated statements of shareholders' equity, consolidated statements of cash flows and the related Notes, which are an integral part of the consolidated financial statements.

*Financial Trends* Throughout this financial information, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. We refer to these transactions and events as either special (such as asset impairments), restructuring, certain litigation, purchased in-process research and development (IPR&D) charges, or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges is important in understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments is necessary in order to estimate the likelihood that financial trends will continue. When discussing the special, restructuring, certain litigation, and IPR&D charges, we provide both pre- and post-tax amounts. The post-tax amounts reflect the tax benefit, if any, at the applicable statutory rates rather than our effective tax rates as these items are treated on a discrete basis.

Our fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between fifty-two and fifty-three weeks. Fiscal years 2007, 2006, and 2005 consisted of fifty-two weeks.

### Executive Level Overview

We are the global leader in medical technology, alleviating pain, restoring health, and extending life for millions of people around the world. During the fourth quarter of fiscal year 2007, we revised our operating segment reporting to separate Physio-Control from our Cardiac Rhythm Disease Management (CRDM) operating segment. As a result, we now function in eight operating segments, consisting of CRDM, Spinal and Navigation, Vascular, Neurological, Diabetes, Cardiac Surgery, ENT, and Physio-Control. The applicable information for fiscal years 2006 and 2005 has been reclassified to conform to the current presentation. Through these eight operating segments, we develop, manufacture, and market our medical devices in more than 120 countries worldwide while expanding patient access to our products. Our primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

Net earnings for the fiscal year ended April 27, 2007 were $2.802 billion, a $255 million, or 10 percent, increase from net earnings of $2.547 billion for the fiscal year ended April 28, 2006. Diluted earnings per share were $2.41 and $2.09 for the fiscal years ended April 27, 2007 and April 28, 2006, respectively. Fiscal year 2007 net earnings include after-tax special, restructuring, and certain litigation charges, and certain tax adjustments that increased net earnings by $5 million and had no impact on diluted earnings per share. Fiscal year 2006 net earnings include after-tax special and IPR&D charges and certain tax adjustments that reduced net earnings by $136 million, or $0.11 per diluted share. See further discussion of these charges/benefits in the "Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments" section of this management's discussion and analysis. The fiscal year 2007 increase in net earnings was driven primarily by net sales growth, a reduction in IPR&D charges, and increased interest income. Fiscal year 2007 net earnings were also impacted by our adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), related to stock-based compensation. We adopted SFAS No. 123(R) using the modified-prospective method and in accordance with this method, we did not adjust our historical financial statements to reflect the impact of stock-based compensation. Total stock-based compensation expense recognized during fiscal year 2007 was $127 million after-tax.

Net sales in fiscal year 2007 were $12.299 billion, an increase of 9 percent from the prior fiscal year. Foreign currency translation had a favorable impact on net sales of $166 million when compared to fiscal year 2006. The increase in the current year was led by solid worldwide sales growth in the Vascular, Diabetes, Spinal and Navigation, and Neurological businesses and exceptional growth outside the United States (U.S.), where seven of our eight operating segments had growth rates ranging from 16 percent to 32 percent. As illustrated in the table below, four of our eight operating segments had double digit growth rates worldwide.

| | Net Sales | | |
|---|---|---|---|
| | Fiscal Year | | |
| *(dollars in millions)* | 2007 | 2006 | % Change |
| CRDM | **$ 4,876** | $ 4,794 | 2% |
| Spinal and Navigation | **2,544** | 2,244 | 13 |
| Vascular | **1,205** | 940 | 28 |
| Neurological | **1,183** | 1,016 | 16 |
| Diabetes | **863** | 722 | 20 |
| Cardiac Surgery | **704** | 663 | 6 |
| ENT | **539** | 501 | 8 |
| Physio-Control | **385** | 412 | (7) |
| Total Net Sales | **$12,299** | $11,292 | 9% |

CRDM net sales increased 2 percent over the prior fiscal year to $4.876 billion driven by a 6 percent increase in net sales of pacing systems and a 1 percent decline in net sales of implantable cardioverter defibrillators (ICDs). The overall U.S. market for ICDs declined from the prior period, but strong sales outside the U.S. helped to partially offset these declines. Net sales for pacing systems increased 6 percent over the prior year, primarily due to the Adapta family of pacemakers, including the Adapta, Versa and Sensia models, that were launched in the U.S. in fiscal year 2007. Spinal and Navigation net sales increased 13 percent over the prior fiscal year to $2.544 billion. The increase reflects strong growth across our portfolio of spinal surgery products including the INFUSE Bone Graft, the CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our Minimal Access Spinal Technologies (MAST) family of products, and increased acceptance of the CAPSTONE and CRESCENT Vertebral Body Spacers. Vascular net sales increased 28 percent over the prior fiscal year to $1.205 billion. Vascular growth was driven by Coronary Vascular net sales which grew 31 percent, and by Endovascular/Peripheral sales which grew 20 percent over fiscal year 2006. The growth in Coronary Vascular was primarily a result of increased commercial availability outside the U.S. of the Endeavor drug-eluting stent (DES) and strong performance of bare metal stents, due to reduced penetration of drug-eluting stents in the U.S. and the launch of the MicroDriver in the U.S. and Japan. Neurological net sales increased 16 percent over fiscal year 2006 to $1.183 billion reflecting solid growth in several product lines including the RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management, continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson's disease and essential tremor, and InterStim Therapy for the treatment of overactive bladder and urinary incontinence. Diabetes net sales increased 20 percent over the prior fiscal year to $863 million. The sales increase reflects solid global growth of the Paradigm REAL-Time sensor-augmented insulin pump system and consumables used with our Paradigm family of pumps. On January 15, 2007, we voluntarily suspended U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues, which led to Physio-Control's decline in sales. See our discussion of "Net Sales" by operating segment within this management's discussion and analysis for more information on the results of each operating segment.

While we continue to make substantial investments in the expansion of our existing product lines and the search for new innovative products, we have also focused heavily on carefully planned clinical trials, which lead to market expansion and enable further penetration of our life changing devices. Fiscal year 2007 research and development spending of $1.239 billion increased 11 percent in comparison to the prior fiscal year. Our research and development efforts are focused on maintaining leadership in each of the markets we serve to ensure that patients receive the most advanced and effective treatments possible. Research and development expenditures have supported improvements in existing products and enhanced methods to deliver and/or monitor those products.

Increased investment in our future is fortified by our continued strong cash flow generated from operations of $2.979 billion during fiscal year 2007 and our $6.082 billion in cash, short-term debt securities, and long-term debt securities as of April 27, 2007. We may use our cash flow from operations to invest in research and development, fund certain strategic acquisitions, and to participate in expanded clinical trials, which support regulatory approval of our products.

We remain committed to our Mission of developing lifesaving and life enhancing therapies to alleviate pain, restore health, and extend life. The diversity and depth of our current product offerings enable us to provide medical therapies to patients worldwide. We will work to improve patient access through well planned studies, which show the cost-effectiveness of our therapies and our alliance with patients, clinicians, regulators and reimbursement agencies. Our investments in research and development, strategic acquisitions, expanded clinical trials, and infrastructure provide the foundation for our growth. We are confident in our ability to drive long-term shareholder value using the principles of our Mission, our strong product pipelines, and continued commitment to research and development.

### Other Matters

On December 4, 2006, we announced our intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is our wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions, and support services used by hospitals and emergency response personnel. On January 15, 2007, we announced our voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. We are currently in discussions with the U.S. Food and Drug Administration (FDA) regarding the corrective actions that need to be taken before shipping in the U.S. can resume. We have a dedicated team from across the Company working on the corrective actions necessary to address the quality system issues. The suspension of U.S. shipments in fiscal year 2007 did not have a material impact on our overall results. We expect the suspension of U.S. shipments to continue into the second half of fiscal year 2008. Following the resolution of these matters, we intend to continue to pursue the spin-off of Physio-Control.

### Critical Accounting Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). Our most significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, property, plant and equipment, asset impairment, legal proceedings, IPR&D, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, and income tax reserves are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made and (2) material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

Legal Proceedings We are involved in a number of legal actions involving both product liability and intellectual property disputes. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, "Accounting for Contingencies," we record a liability in our consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in Note 15 to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Our significant legal proceedings are discussed in Note 15 to the consolidated financial statements. While it is not possible to predict the outcome for the actions discussed and we believe that we have meritorious defenses against the matters detailed in Note 15 to the consolidated financial statements, it is possible that the outcomes of these legal matters could have a material adverse impact on our consolidated earnings, financial condition, or cash flows.

Tax Strategies Our effective tax rate is based on income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions.

We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and we may or may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. In the event there is a special, restructuring, certain litigation, or IPR&D charge, and/or certain tax adjustments recognized in our operating results, the tax attributable to that item is separately calculated and recorded.

Tax regulations require certain items be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different than that reported in our tax return. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are timing differences, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our consolidated statements of earnings. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in our consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on our tax return, but has not yet been recognized as an expense in our consolidated statements of earnings.

The Company's overall tax rate including the tax impact on special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments has resulted in an effective tax rate of 20.3 percent for fiscal year 2007. Excluding the impact of these items, our operational and tax strategies have resulted in a non-GAAP nominal tax rate of 24.5 percent versus the U.S. statutory rate of 35.0 percent. The non-GAAP nominal tax rate is defined as the income tax (benefit) provision as a percentage of taxable income, excluding special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. An increase in our nominal tax rate of 1 percent would result in an additional income tax provision for the fiscal year ended April 27, 2007 of approximately $37 million. See discussion of the tax rate in the "Income Taxes" section of this management's discussion and analysis.

**Valuation of IPR&D, Goodwill and Other Intangible Assets**
When we acquire a company, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill as required by U.S. GAAP. IPR&D is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D and other intangible assets requires us to make significant estimates. The amount of the purchase price allocated to IPR&D and other intangible assets is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. For IPR&D, these methodologies include consideration of the risk of the project not achieving commercial feasibility.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including IPR&D, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest that the carrying amount may be impaired. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $4.327 billion and $4.346 billion as of April 27, 2007 and April 28, 2006, respectively.

Other intangible assets consist primarily of purchased technology, patents, and trademarks and are amortized using the straight-line or accelerated basis, as appropriate, over their estimated useful lives, ranging from 3 to 20 years. As of April 27, 2007, all of our intangible assets are definite lived and amortized on a straight-line basis. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $1.433 billion and $1.592 billion as of April 27, 2007 and April 28, 2006, respectively.

Stock-Based Compensation Effective April 29, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is generally the vesting period. We elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively revised. Estimated stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), pro forma disclosures. Total stock-based compensation expense recognized during the fiscal year ended April 27, 2007 was $127 million after-tax ($185 million pre-tax). See Note 11 to the consolidated financial statements for further information regarding our stock-based compensation programs.

We use the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rate, volatility of our stock price and expected dividends.

We analyze historical employee stock option exercise and termination data to estimate the expected life assumption. We believe that historical data currently represents the best estimate of the expected life of a new employee option. We also stratify our employee population based upon distinctive exercise behavior patterns. The risk-free interest rate we use is based on the yield, on the grant date, of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option's expected term. Beginning in the third quarter of fiscal year 2007 we began to calculate the expected volatility using a blended volatility, combining the historical volatility and an implied volatility. Implied volatility is based on market traded options of the Company's common stock. Prior to the third quarter of fiscal year 2007, we calculated the expected volatility based solely on historical volatility. The dividend yield rate used is calculated by dividing our annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. The amount of stock-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting option forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the expense associated with new awards in future periods may differ significantly from what we have recorded in the current period related to historical awards and could materially affect our net earnings and diluted earnings per share of a future period.

There is a risk that our estimates of the fair values of our stock-based awards on the grant dates as determined using the Black-Scholes model may bear little resemblance to the actual values realized upon the exercise or forfeiture of those stock-based awards in the future. Some employee stock options may expire without value, or only realize minimal intrinsic value, as compared to the fair values originally estimated on the grant date and recognized in our financial statements. Alternatively, some employee stock options may realize significantly more value than the fair values originally estimated on the grant date and recognized in our financial statements.

## Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2007, 2006, and 2005:

| | Net Sales | | | Net Sales | | |
|---|---|---|---|---|---|---|
| | Fiscal Year | | | Fiscal Year | | |
| *(dollars in millions)* | **2007** | 2006 | % Change | 2006 | 2005 | % Change |
| Low Power Pacing | $ 1,895 | $ 1,795 | 6% | $ 1,795 | $ 1,756 | 2% |
| High Power Defibrillation | 2,917 | 2,932 | (1) | 2,932 | 2,379 | 23 |
| Other | 64 | 67 | (4) | 67 | 68 | (1) |
| **CARDIAC RHYTHM DISEASE MANAGEMENT** | **4,876** | 4,794 | 2 | 4,794 | 4,203 | 14 |
| Spinal Instrumentation | 1,721 | 1,566 | 10 | 1,566 | 1,372 | 14 |
| Spinal Biologics | 696 | 570 | 22 | 570 | 413 | 38 |
| Navigation | 127 | 108 | 18 | 108 | 99 | 9 |
| **SPINAL AND NAVIGATION** | **2,544** | 2,244 | 13 | 2,244 | 1,884 | 19 |
| Coronary Stents | 560 | 366 | 53 | 366 | 317 | 15 |
| Other Coronary | 358 | 334 | 7 | 334 | 308 | 8 |
| Endovascular/Peripheral | 287 | 240 | 20 | 240 | 226 | 6 |
| **VASCULAR** | **1,205** | 940 | 28 | 940 | 851 | 10 |
| Neurological Implantables | 962 | 833 | 15 | 833 | 739 | 13 |
| Gastroenterology and Urology | 221 | 183 | 21 | 183 | 188 | (3) |
| **NEUROLOGICAL** | **1,183** | 1,016 | 16 | 1,016 | 927 | 10 |
| **DIABETES** | **863** | 722 | 20 | 722 | 649 | 11 |
| Valves | 250 | 229 | 9 | 229 | 230 | — |
| Perfusion | 334 | 321 | 4 | 321 | 327 | (2) |
| Cardiac Surgery Technologies | 120 | 113 | 6 | 113 | 112 | 1 |
| **CARDIAC SURGERY** | **704** | 663 | 6 | 663 | 669 | (1) |
| Core ENT | 278 | 266 | 5 | 266 | 241 | 10 |
| Neurologic Technologies | 261 | 235 | 11 | 235 | 218 | 8 |
| **EAR, NOSE, AND THROAT (ENT)** | **539** | 501 | 8 | 501 | 459 | 9 |
| **PHYSIO-CONTROL** | **385** | 412 | (7) | 412 | 413 | — |
| **TOTAL** | **$12,299** | $11,292 | 9% | $11,292 | $10,055 | 12% |

The primary exchange rate movements that impact our consolidated net sales growth are the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales is not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and our hedging activities. See the "Market Risk" section of this management's discussion and analysis and Note 5 to the consolidated financial statements for further details on foreign currency instruments and our related risk management strategies.

Forward-looking statements are subject to risk factors (see "Risk Factors" set forth in our Form 10-K).

Cardiac Rhythm Disease Management CRDM products consist primarily of pacemakers, implantable defibrillators, leads, ablation products, electrophysiology catheters, and information systems for the management of patients with our devices. CRDM fiscal year 2007 net sales grew by 2 percent from the prior fiscal year to $4.876 billion. Foreign currency translation had a favorable impact on net sales of approximately $70 million when compared to the prior fiscal year. CRDM net sales increased despite a challenging U.S. market for ICDs, and fiscal year 2007 highlights include the following:

- Implantable defibrillator net sales of $2.917 billion for fiscal year 2007 decreased 1 percent as compared to fiscal year 2006. This minimal decrease is the result of sales declines in the U.S., offset by strong sales growth outside the U.S. Net sales from ICDs in the U.S. were $2.082 billion, a decrease of 9 percent. The decrease in U.S. ICD net sales in fiscal year 2007 is primarily the result of a decline in the U.S. ICD market. Outside the U.S., net sales from ICDs were $835 million, an increase of 29 percent over the prior fiscal year, driven by the Virtuoso ICD and the Concerto cardiac resynchronization therapy-defibrillator (CRT-D). Both of these devices feature

Conexus wireless technology which allows for remote transfer of patient data and enables communication remotely between the implanted device and programmer at the time of implant, during follow-up in a clinician's office, or remotely using a patient home monitor.

- Pacing system net sales for fiscal year 2007 increased by 6 percent over the prior fiscal year to $1.895 billion. The increase in the current fiscal year is attributable primarily to increased market share in a pacing market that experienced low single digit growth. Instrumental in the increase in sales over fiscal year 2006 was the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models, which were launched in the U.S. in the second quarter of fiscal year 2007 and experienced a full year of sales outside the U.S. This new family of pacemakers incorporates an array of automatic features to help physicians improve pacing therapy and streamline the patient follow-up process, potentially minimizing the amount of time spent in a physician's office. Adapta offers Managed Ventricular Pacing, or MVP, which is an atrial based pacing mode that significantly reduces unnecessary pacing in the right ventricle while providing the safety of a dual chamber backup if necessary. Clinical studies have suggested that reducing this unnecessary pacing in the right ventricle decreases the risk of developing heart failure and atrial fibrillation, a potentially life-threatening irregular heartbeat.
- Fiscal year 2007 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. The Medtronic CareLink Service enables clinicians to review data about implanted cardiac devices in real time and access stored patient and device diagnostics through a secure Internet website. The data, which is comparable to information provided during an in-clinic device follow-up, provides the patient's medical team with a comprehensive view of how the device and patient's heart are operating. Today, over 120,000 implant patients are being monitored through Medtronic's CareLink Service in the U.S., up from approximately 70,000 implant patients being monitored a year ago.

CRDM fiscal year 2006 net sales grew by 14 percent from the prior fiscal year to $4.794 billion. Foreign currency translation had an unfavorable impact on net sales of approximately $50 million when compared to the prior fiscal year. While the increase in CRDM net sales was solid across most product lines, fiscal year 2006 highlights include the following:

- Implantable defibrillator net sales for fiscal year 2006 increased 23 percent over the prior fiscal year to $2.932 billion. This increase was driven by strong demand for the Maximo and EnTrust families of ICDs, and continued market acceptance of the InSync Maximo and InSync Sentry CRT-Ds. EnTrust ICDs were released in the U.S. in June 2005, and offer anti-tachycardia pacing during charging, a feature designed to stop fast, dangerous heartbeats as it prepares to deliver a shock if needed. InSync Sentry was the world's first implantable medical device offering automatic fluid status monitoring in the chest area encompassing the heart and lungs. Both the InSync Maximo and InSync Sentry provide sequential biventricular pacing, which optimizes the beating of the heart and bloodflow throughout the body. In addition, growth was aided by continued strong performance of our Sprint Fidelis leads, which were first released in fiscal year 2005. The strong market acceptance of these products reflects CRDM's continued product innovation as well as an overall expansion of the tachyarrhythmia and heart failure markets due to increasing clinical data that supports the uses of these devices for certain patient populations. Net sales of implantable defibrillators for fiscal year 2006 also benefited from one key competitor being out of the ICD market for a portion of the fiscal year due to quality concerns with its product. The negative publicity associated with these quality concerns softened the ICD market growth in the latter half of fiscal year 2006. Market share gains in defibrillator sales worldwide partially offset the impact of the slower market growth.
- Pacing system net sales for fiscal year 2006 increased by 2 percent over the prior fiscal year to $1.795 billion. The fiscal year 2006 increase was attributable primarily to increased market share in an otherwise flat growth pacing market, as physicians continue to focus more on the ICD and CRT-D marketplace. Instrumental in the year over year increase in sales was the introduction of the EnRhythm pacemaker, which was released in the U.S. in May 2005, and the Adapta pacemaker family, introduced in certain markets outside of the U.S. in the third quarter of fiscal year 2006. The EnRhythm and Adapta pacemakers both offer MVP.
- Fiscal year 2006 implantable defibrillator and pacing system sales also benefited from the continued acceptance of the Medtronic CareLink Service. As of the end of fiscal year 2006,

over 70,000 implant patients were being monitored through Medtronic's CareLink Service in the U.S. and Canada up from 35,000 implant patients being monitored in the prior fiscal year.

Looking ahead, we expect our CRDM operating segment should benefit from the following:

- Continued acceptance and increased account penetration of the Concerto CRT-D and Virtuoso ICD. These are our first devices with Conexus wireless telemetry, enabling remote communication between the implanted device and programmer in a clinician's office and at implant, or between the device and a patient home monitor.
- Continued acceptance of the Adapta family of pacemakers, including the Adapta, Versa, and Sensia models. Fiscal year 2008 will benefit from having the Adapta family of pacemakers available in the U.S. for a full fiscal year.
- Continued expansion of the Medtronic CareLink Service, available on both the pacing and ICD platforms in the U.S., Canada, and Western Europe. The Medtronic CareLink Service continues to drive physician preference for our products. As of the end of fiscal year 2007, more than 1,400 clinics were monitoring patients in the U.S. and we continue to expand this network. In June 2007, we launched the Medtronic CareLink Service throughout Europe, which should facilitate the doctor-patient interaction outside the U.S. by offering more convenience, which should increase follow-up compliance.
- A return to growth in the U.S. ICD market and continued strong growth outside the U.S. We believe the worldwide market is still significantly under-penetrated, and our investments to expand the physician referral network, enhance clinical evidence, and develop technologies that promote the ease of use and care will drive increased usage of defibrillator therapies.

Spinal and Navigation Spinal and Navigation products include thoracolumbar, cervical, and interbody spinal devices, bone growth substitutes, and surgical navigation tools. Spinal and Navigation net sales for fiscal year 2007 increased by 13 percent from the prior fiscal year to $2.544 billion. Foreign currency translation of $9 million had a favorable impact on net sales when compared to the prior fiscal year. Spinal net sales for fiscal year 2007 increased 13 percent from the prior fiscal year to $2.417 billion driven by solid growth across our entire portfolio of product offerings. Spinal Instrumentation net sales were $1.721 billion, a 10 percent increase over the prior fiscal year, based on continual acceptance of our CD HORIZON LEGACY Spinal System family of products, strong growth in our minimal access technology platforms, and an increase in dynamic stabilization product sales outside of the U.S., led by the DIAM System. The CD HORIZON LEGACY Spinal System is the most comprehensive system on the market today, and is designed to provide procedural solutions for degenerative, deformity, or trauma applications using color coded implants and ergonomic instrumentation. CD HORIZON SEXTANT II, a percutaneous lumbar fixation system with minimal access technologies that reduce procedural steps, was the main driver of the growth in the minimal access technology portfolio. Other revenue growth drivers in Spinal Instrumentation were CAPSTONE and CRESCENT Vertebral Body Spacers which are minimal access devices and techniques designed to replace and restore vertebral height, and the VERTEX Max Reconstruction System which is used to stabilize the complex junction between the flexible cervical and rigid thoracic spine. Biologics net sales were $696 million in fiscal year 2007, a 22 percent increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. INFUSE Bone Graft contains a recombinant human bone morphogenetic protein, or rhBMP-2, that induces the body to grow its own bone, eliminating the need for a painful second surgery to harvest bone from elsewhere in the body. In addition to the Spinal approval for INFUSE Bone Graft received in fiscal year 2003, since fiscal year 2005 we have had FDA approval to use INFUSE Bone Graft for the treatment of certain types of acute, open fractures of the tibial shaft, and late in fiscal year 2007 we received FDA approval for the use of INFUSE Bone Graft for certain oral maxillofacial and dental regenerative bone grafting procedures. In the Spinal market, the trend has been that small companies continue to increase their presence in the U.S., putting pressure on the market. Navigation net sales for fiscal year 2007 increased 18 percent from the prior fiscal year to $127 million based on strong sales of the PoleStar N20, an intra-operative Magnetic Resonance Image (iMRI)-Guidance System and O-arm Imaging System, a multi-dimensional surgical imaging platform that is optimized for use in spine and orthopedic surgery.

Spinal and Navigation net sales for fiscal year 2006 increased by 19 percent from the prior fiscal year to $2.244 billion. Foreign currency translation had an unfavorable impact on net sales of $11 million when compared to the prior fiscal year. Spinal net sales for fiscal year 2006 increased 20 percent from the prior fiscal year to $2.136 billion. While this increase reflected solid growth across our portfolio of product offerings, Biologics net sales were $570 million, a 38 percent increase over the prior year, based on continued strong acceptance of INFUSE Bone Graft. Since late fiscal year 2005, we have had the right to market Wyeth's InductOs Bone Graft, the European equivalent of the INFUSE Bone Graft, for use in spinal fusion in European markets. Other products showing steady growth include our CD HORIZON LEGACY Spinal System family of products for thoracolumbar stabilization, our MAST family of products, our cervical stabilization family of products including the VERTEX Max Reconstruction System and MYSTIQUE Resorbable Graft Containment Plating System and the CAPSTONE Vertebral Body Spacer. Released in fiscal year 2005, the CAPSTONE Vertebral Body Spacer is designed to replace and restore the height of all or part of a vertebral body (the weight bearing portion of the vertebra) that has been removed for the treatment of a tumor or fracture. Navigation net sales for fiscal year 2006 increased by 9 percent from the prior fiscal year. Navigation net sales growth was primarily the result of continued strong sales of the StealthStation TRIA and the PoleStar N20 surgical navigation equipment.

Looking ahead, we expect our Spinal and Navigation operating segment should benefit from the following:

- Continued acceptance of the CD HORIZON LEGACY 5.5, the VERTEX Max Reconstruction System, and the CD HORIZON SEXTANT I System in Japan and Western Europe.
- Continued acceptance of the INFUSE Bone Graft for spinal fusion and certain types of acute, open tibia fractures and the expansion of indications for INFUSE Bone Graft. In late fiscal year 2007, we launched INFUSE Bone Graft for use in certain oral maxillofacial and dental regenerative bone grafting procedures.
- Continued acceptance of our dynamic stabilization products outside the U.S., including the DIAM System, the MAVERICK Lumbar Artificial Disc, and PRESTIGE LP Cervical Disc Systems.
- Future acceptance in the U.S. of the PRESTIGE Cervical Disc System, which an FDA advisory panel unanimously voted to recommend approval of in September 2006. The PRESTIGE Cervical Disc System is the first in a portfolio of artificial discs designed to serve patients suffering from severe degenerative disc disease, while maintaining motion in a patient's cervical spine. U.S. FDA approval is anticipated in the first quarter of fiscal year 2008.
- Acceptance of Synergy Experience StealthStation System, a combination of Navigational Procedure Solutions and MAST techniques, which can allow less invasive procedures, smaller incisions, and less radiation.

Vascular Vascular products consist of coronary, endovascular, and peripheral stents and related delivery systems, stent graft systems, distal embolic protection systems and a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters and accessories. Vascular net sales for fiscal year 2007 increased 28 percent from the prior fiscal year to $1.205 billion. Foreign currency translation of $32 million had a favorable impact on net sales when compared to the prior fiscal year. Coronary Vascular net sales increased 31 percent in comparison to the prior fiscal year to $918 million. The growth in Coronary Vascular net sales was primarily a result of the commercial availability of Endeavor DES outside the U.S. for a full fiscal year and further acceptance of the Driver family of bare metal stents. Endeavor DES, which generated revenue of $300 million in fiscal year 2007, is now commercially released in over 100 countries outside the U.S. and continues to benefit from favorable safety and efficacy data, along with its ease of delivery. We recognized revenue of $260 million in fiscal year 2007 from the Driver family of bare metal stents, which experienced strong growth in the U.S. as a result of reduced penetration of drug-eluting stents in the U.S. marketplace. The Driver bare metal stent is a cobalt-chromium coronary stent which has thinner struts and provides greater maneuverability in placing the stent. Net sales of Other Coronary products, including balloons, guides, and guide wires, grew 7 percent over the prior year. Endovascular/Peripheral fiscal year 2007 net sales grew 20 percent when compared to the prior fiscal year. Growth in the endovascular business was driven by the fourth quarter of fiscal year 2006 successful U.S. launch of the market-leading AneuRx AAAdvantage Stent Graft System, which is used to treat abdominal aortic aneurysms (AAA), and increased sales of the Valiant Thoracic Stent Graft System outside the U.S. The Valiant Thoracic Stent Graft System is a next-generation stent graft used for the minimally invasive repair of the thoracic aorta, the body's largest artery, for several disease states including aneurysms, penetrating ulcers, acute or chronic dissections, and contained or traumatic ruptures. The Valiant Thoracic Stent Graft System received CE Mark approval in Europe in March 2005.

Vascular net sales for fiscal year 2006 increased 10 percent from the prior fiscal year to $940 million. Foreign currency translation had an unfavorable impact on net sales of $24 million when compared to the prior fiscal year. Coronary Vascular net sales increased 12 percent in comparison to the prior fiscal year. The growth in Coronary Vascular net sales was primarily a result of the second quarter of fiscal year 2006 release of our Endeavor DES in approximately 85 markets outside the U.S., and the worldwide strong performance in our Other

Coronary products, including balloons and guidewires. Endeavor DES sales grew to $138 million during fiscal year 2006, while stent sales in the U.S. were only $24 million of the total worldwide stent sales of $366 million. Endovascular net sales increased 9 percent in comparison to the prior fiscal year. Endovascular results were primarily a result of solid performance of the Talent Thoracic Stent Graft System outside the U.S., which is used to treat AAA, and the Valiant Thoracic Stent Graft System outside the U.S.

Looking ahead, we expect our Vascular operating segment should benefit from the following:

- Continued acceptance in fiscal year 2008 of the Endeavor DES in currently available markets. Updated results from the ENDEAVOR I, II, and III clinical trials were presented at EuroPCR in May 2007. The clinical results for Endeavor DES have demonstrated excellent safety, sustained efficacy, low clinical event rates, and lack of late stent thrombosis.
- Future acceptance of Endeavor Sprint. In May 2007, we received European CE Mark approval and launched the Endeavor Sprint in Europe. This product includes the proven Endeavor DES but provides even better delivery and trackability through enhancements and new technology we have leveraged from our successful Sprinter angioplasty balloon. This stent provides physicians with improved lesion access in tortuous vasculature, increased confidence in a successful outcome, greater ease-of-use, and reduced procedure time.
- Our anticipated entry into the U.S. drug-eluting stent market. The final module of the Endeavor DES pre-market approval (PMA) was submitted in November 2006. The FDA has indicated that it will require nine month data from the ENDEAVOR IV clinical trial and the FDA has scheduled manufacturing site audits in our facilities in the U.S. and Ireland. We expect an FDA panel meeting in September or October of 2007, and anticipate FDA approval and U.S. launch of Endeavor DES in the second half of calendar year 2007.
- CE Mark approval and the international launch of Endeavor Resolute in the third quarter of fiscal year 2008. Endeavor Resolute is a next-generation drug-eluting stent with Biolinx, a proprietary biocompatible polymer that is designed to address the special needs of patients who have complex medical conditions and is engineered to match the duration of drug delivery with the longer healing duration often required by these patients.
- Continued net sales growth of the AneuRx AAAdvantage Stent Graft System and Valiant Thoracic Stent Graft System in the U.S. and outside the U.S., respectively. The Valiant Thoracic Stent Graft System contains the Xcelerant Delivery System, which is designed to provide physicians with a smooth, controlled, and trackable delivery platform.

Neurological Neurological products consist of therapeutic and diagnostic devices, including implantable neurostimulation systems, implantable drug administration devices, and urology and gastroenterology products. Neurological net sales for fiscal year 2007 increased 16 percent from the prior fiscal year to $1.183 billion. Foreign currency translation of $16 million had a favorable impact on net sales when compared to the prior fiscal year. The increase in sales was driven by strong growth of both Neurological Implantables and Gastroenterology and Urology sales. Net sales from Neurological Implantables were $962 million, an increase of 15 percent over the prior period. The growth in Neurological Implantables was driven by key products including the RestoreADVANCED and PrimeADVANCED neurostimulation systems for pain management and Activa Therapy for the treatment of movement disorders associated with advanced Parkinson's disease and essential tremor. Fiscal year 2007 revenue for Neurological Implantables also benefited from increased sales of our Synchromed II drug delivery pump. Net sales of Gastroenterology and Urology products increased 21 percent over fiscal year 2006 to $221 million. The growth in Gastroenterology and Urology was led by sales of our InterStim product line for the treatment of overactive bladder and urinary incontinence and our Prostiva product line for the treatment of an enlarged prostate. The InterStim II was launched in the second quarter of fiscal year 2007, and the smaller design has been widely accepted.

Neurological net sales for fiscal year 2006 increased 10 percent from the prior fiscal year to $1.016 billion. Foreign currency had an unfavorable impact on net sales of $11 million when compared to the prior fiscal year. The increase in Neurological net sales reflected solid growth in several product lines including the Restore Rechargeable Neurostimulation System for pain management, which benefited from the introduction of our Single Stretch-Coil Extension that enabled physicians to convert patients with existing neurostimulators to the new rechargeable technology. The Restore System, our first fully rechargeable neurostimulation system, was launched in late fiscal year 2005. The Restore System is indicated to manage chronic, difficult-to-treat pain in the trunk and/or multiple limbs that is associated with failed back syndrome, post laminectomy pain, unsuccessful disc surgery or degenerative disc disease. Sales growth was also driven by continued strength of Activa Therapy for the treatment of movement disorders associated with advanced Parkinson's disease and essential tremor, as well as InterStim Therapy for the treatment of overactive bladder and urinary incontinence. The increase in Neurological net sales was partially offset by a decrease in sales of our Gastroenterology/Urology diagnostics product line as a result of supplier issues.

Looking ahead, we expect our Neurological operating segment should benefit from the following:

- Continued acceptance of the RestoreADVANCED rechargeable neurostimulation system for pain management that provides increased power without compromising device longevity. Additionally, the anticipated launch of the RestoreULTRA, our next generation rechargeable neurostimulator with advanced programming capabilities and longer recharge intervals, is expected to help drive future sales. The RestoreULTRA is expected to launch in the second half of fiscal year 2008. Additionally, our new surgical lead, the Specify 5-6-5 with Durable Electrode Technology, received FDA approval in June 2007. The Specify 5-6-5 surgical lead offers exclusive advantages and electrode programming patterns when used with our neurostimulators.
- Continued acceptance of our Activa Therapy for the treatment of Parkinson's disease and essential tremor. We continue to educate neurologists and the patient population of the benefits that our Activa Therapy offers them. *The New England Journal of Medicine* recently published a study that confirmed the advantages of Activa deep brain stimulation for the treatment of dystonia, and the journal *Neurology* published a study that supports earlier treatment of Parkinson's disease with Activa deep brain stimulation.
- Continued acceptance of InterStim II for overactive bladder and urinary incontinence. InterStim II is a smaller, next-generation device that adds a new implantable neurostimulator, a new improved patient programmer, and upgraded software.

The Neurological business may experience slower growth in comparison to prior years as the diagnostics product line is being divested. This divestiture should be complete by the end of the first quarter of fiscal year 2008. The diagnostics product line generated net sales of $67 million in fiscal year 2007.

**Diabetes** Diabetes products consist of external insulin pumps and related consumables, continuous glucose monitoring systems, and subcutaneous glucose sensors. Diabetes net sales in fiscal year 2007 increased 20 percent over the prior fiscal year to $863 million. Foreign currency translation of $13 million had a favorable impact on net sales when compared to the prior fiscal year. External pump sales for fiscal year 2007 were $389 million, representing growth of 32 percent over the prior fiscal year. This increase reflects strong worldwide market acceptance of the Paradigm REAL-Time sensor-augmented pump system that integrates continuous glucose monitoring and insulin pump functionality. Sales of consumables during fiscal year 2007 were $425 million, an increase of 10 percent.

Diabetes net sales in fiscal year 2006 increased 11 percent over the prior fiscal year to $722 million. Foreign currency translation had an unfavorable impact on net sales of $6 million when compared to the prior fiscal year. The sales increase reflected continued global growth of the Paradigm family of insulin pumps and related consumables. The Paradigm family of insulin pumps offers increased customization of the insulin dosage based on patient specific information and enhanced information management capabilities.

Looking ahead, we expect our Diabetes operating segment should benefit from the following:

- Continued acceptance of the Paradigm REAL-Time sensor-augmented pump system, which integrates continuous glucose monitoring and insulin pump functionality.
- Continued acceptance of the Guardian REAL-Time Continuous Glucose Monitoring System for diabetes management. The Guardian REAL-Time System is a stand alone glucose monitoring system that provides patients with real-time glucose trend graphs and predictive alarms informing them when their glucose levels become too high or too low, enabling better management of diabetes.
- Continued acceptance of the MiniLink REAL-Time Transmitter, our next generation sensor transmitter which received FDA approval in the third quarter of fiscal year 2007. The MiniLink REAL-Time Transmitter significantly improves patient comfort as the transmitter has no cable and is about one third the size of the previous version. The MiniLink REAL-Time Transmitter is rechargeable and can be used with the Paradigm REAL-Time System, as well as the Guardian REAL-Time System.
- Continued acceptance of the pediatric versions of our Guardian REAL-Time and Paradigm REAL-Time Systems. In March 2007, we received FDA approval to market the systems specifically designed for ages 7 through 17. The Guardian REAL-Time System is clinically proven to help patients monitor and better control their diabetes.

Cardiac Surgery Cardiac Surgery products consist of products for the repair and replacement of heart valves, perfusion systems, positioning and stabilization systems for beating heart surgery, surgical accessories, and surgical ablation products. Cardiac Surgery net sales for fiscal year 2007 increased 6 percent as compared to the prior fiscal year to $704 million. Foreign currency translation of $11 million had a favorable impact on net sales when compared to the prior fiscal year. The primary drivers for the increase in net sales during the year were the Valves and Perfusion businesses, which grew net sales by 9 percent and 4 percent, respectively, as compared to fiscal year 2006. The Valves business growth was led by tissue valves, which increased 10 percent as compared to the prior fiscal year. Key components of the tissue valve growth were sales of the Mosaic and Mosaic Ultra tissue valves, which incorporate several design features to facilitate implantation and improve hemodynamics, as well as sales of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System outside the U.S. Growth in the Perfusion business was led by sales outside the U.S., specifically the cardiopulmonary and cannulae product lines.

Cardiac Surgery net sales for fiscal year 2006 decreased 1 percent as compared to the prior fiscal year to $663 million. Foreign currency translation had an unfavorable impact on net sales of $7 million when compared to the prior fiscal year. Excluding the negative impact of currency, the performance of Cardiac Surgery was flat with the prior year, indicative of a market showing little to no growth. Cardiac Surgery Technologies enjoyed modest growth during fiscal year 2006, led by our Cardioblate BP2 (Bipolar) Surgical Ablation System, which offers surgeons the unique ability to perform an irrigated surgical ablation procedure.

Looking ahead, we expect our Cardiac Surgery operating segment should benefit from the following:

- Continued acceptance of our Mosaic and Mosaic Ultra tissue valves. These two tissue valves have been shown to preserve the structure and function found in a natural aortic valve.
- Further acceptance of the Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System, which received CE Mark approval for commercial sale in October 2006. A feasibility study to evaluate the use of the Medtronic Melody Transcatheter Pulmonary Valve and Ensemble Transcatheter Delivery System in the U.S. was initiated in February 2007, with the first U.S. patient being implanted. This technology provides a catheter-based approach to pulmonic valve replacement for patients with congenital heart defects, with the goal of reducing the number of open-heart surgeries required during the patient's lifetime.

ENT ENT operating segment consists of ear, nose, and throat related products (Core ENT) and neurologic technology-related products (Neurologic Technologies) including powered tissue-removal systems and other microendoscopy instruments, implantable devices, nerve monitoring systems, disposable fluid-control products, image-guided surgery systems, a Ménière's disease therapy device, hydrocephalus shunt devices, external drainage systems, cranial fixation devices, neuroendoscopes, and dura repair products. ENT net sales for fiscal year 2007 increased by 8 percent over the prior fiscal year to $539 million. Foreign currency translation of $6 million had a favorable impact on net sales when compared to the prior fiscal year. Core ENT net sales grew 5 percent to $278 million in fiscal year 2007 led by continued physician acceptance of the Straightshot M4 Microdebrider and the NIM-Response 2.0 Nerve Integrity Monitor. Net sales within Core ENT were impacted by the loss of revenue from our tonometry product line, which was sold in the third quarter of fiscal year 2006. Neurologic Technologies net sales grew 11 percent to $261 million in fiscal year 2007. The primary drivers of growth in Neurologic Technologies were continued acceptance of high-speed powered surgical drill systems, including the EHS Stylus system and the Strata valve used in the treatment of hydrocephalus. The Strata valve is an adjustable flow control valve in which the resistance properties of the valve can be changed non-invasively by the caregiver. The valve is designed to minimize overdrainage of cerebrospinal fluid and maintain intraventricular pressure within a normal physiologic range, regardless of patient position.

ENT net sales for fiscal year 2006 increased by 9 percent over the prior fiscal year to $501 million. Foreign currency translation had an unfavorable impact on net sales of $3 million when compared to the prior fiscal year. Core ENT related product net sales grew 10 percent to $266 million in fiscal year 2006. The primary drivers of the increase in Core ENT related product net sales were continued physician acceptance of the Straightshot M4 Microdebrider, the NIM-Response 2.0 Nerve Integrity Monitor, and image guided surgery systems. Neurologic Technologies net sales grew 8 percent to $235 million in fiscal year 2006. The primary drivers of growth in Neurologic Technologies were continued acceptance of the EHS Stylus powered surgical drill system and the Strata valve.

Looking ahead, we expect our ENT operating segment should benefit from the following:

- Continued adoption of power systems for sinus procedures as well as continued adoption of nerve monitoring for ENT and thyroid procedures.
- Continued development of the normal pressure hydrocephalus market, resulting in increased sales of our shunt products, including the Strata valve.
- Continued acceptance of our Legend high-speed drill systems, electric bone mill, and Durepair dura substitute.

Physio-Control Physio-Control offers external defibrillation and emergency response systems, data management solutions, and support services used by hospitals and emergency response personnel. Physio-Control fiscal year 2007 net sales decreased 7 percent from the prior fiscal year to $385 million. Foreign currency translation of $9 million had a favorable impact on net sales when compared to the prior fiscal year. The decrease in sales was caused by our January 15, 2007 voluntary suspension of U.S. shipments of Physio-Control products manufactured at our facility in Redmond, Washington in order to address quality system issues. The U.S. suspension led to a 20 percent reduction in U.S. sales which was partially offset by 19 percent growth in sales outside the U.S. driven by continued market acceptance of the LIFEPAK CR Plus defibrillator, an automated external defibrillator designed for both the commercial and consumer market. See further discussion related to the U.S. suspension of shipments in the "Other Matters" section of this management's discussion and analysis.

Physio-Control fiscal year 2006 net sales were essentially flat as compared to the prior fiscal year at $412 million. Foreign currency translation of $5 million had an unfavorable impact on net sales when compared to the prior fiscal year. Our results were flat as a result of supplier issues which negatively impacted our operations in the second and third quarters of fiscal year 2006, but growth accelerated in the fourth quarter as supplier issues were corrected. We also experienced continued acceptance of the LIFEPAK CR Plus defibrillator and the LIFEPAK 20 defibrillator, an external defibrillator for use by both first responders and professionals in a hospital or clinical setting.

Looking ahead, we expect our Physio-Control operating segment should benefit from the following:

- Our anticipated return to the U.S. market in fiscal year 2008. We look forward to returning to strong growth in the U.S. once we have agreed with the FDA on a correction to the quality system issues.
- The continued market acceptance outside the U.S. of our LIFEPAK family of automated external defibrillators.

Continued net sales growth in all operating segments is contingent on our ability to gain further market share, penetrate existing markets, develop new products, improve existing products, and develop new markets.

## Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

| | Fiscal Year | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Cost of products sold | **25.8%** | 24.9% | 24.3% |
| Research and development expense | **10.1** | 9.9 | 9.5 |
| Selling, general and administrative expense | **33.8** | 32.4 | 32.0 |
| Special charges | **0.8** | 0.9 | — |
| Restructuring charges | **0.2** | — | — |
| Certain litigation charges | **0.3** | — | 6.5 |
| IPR&D charges | **—** | 3.2 | — |
| Other expense, net | **1.7** | 1.5 | 2.9 |
| Interest income, net | **(1.3)** | (0.8) | (0.4) |

Cost of Products Sold Fiscal year 2007 cost of products sold as a percent of net sales increased 0.9 of a percentage point from fiscal year 2006 to 25.8 percent. The increase in cost of products sold as a percentage of net sales was due to 0.1 of a percentage point increase for the recognition of $15 million of incremental stock-based compensation expense in fiscal year 2007, 0.2 of a percentage point increase for unfavorable manufacturing variances, and 0.9 of a percentage point increase relating to geographic and product mix shifts. The product mix impact was the result of decreased sales of higher margin ICDs in the U.S. and increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business which have margins that are below our average gross margins. These increases were offset by 0.3 of a percentage point of favorable foreign currency adjustments. We expect cost of products sold, as a percentage of revenue, to continue in the 24.0 percent to 25.0 percent range.

Fiscal year 2006 cost of products sold as a percent of net sales increased 0.6 of a percentage point from fiscal year 2005 to 24.9 percent. The increase in cost of products sold as a percentage of net sales was driven by two main components. Unfavorable foreign currency translation reduced gross margin by 0.2 of a percentage point and product mix reduced gross margin by 0.4 of a percentage point. The product mix impact was the result of increased sales of INFUSE Bone Graft and certain tissue products in our Spinal business which have margins that are below our average margins, and strong sales of ICDs outside the U.S. which have lower gross margins than ICDs in the U.S.

**Research and Development** We continue to invest heavily in the future by spending aggressively on research and development efforts. Research and development spending was $1.239 billion in fiscal year 2007 representing 10.1 percent of net sales, an increase of 0.2 of a percentage point over fiscal year 2006. The 0.2 of a percentage point increase over the prior year was the result of the recognition of $31 million of incremental stock-based compensation expense in fiscal year 2007. Excluding the incremental stock-based compensation expense, research and development expense was flat as a percentage of sales as compared to fiscal year 2006, but on a gross basis increased $95 million, or 9.0 percent as compared to the prior fiscal year. We remain committed to developing technological enhancements and new indications for existing products and new, less invasive, technologies to address unmet medical needs. That commitment leads to our initiation and participation in numerous clinical trials in every fiscal year. Furthermore, we expect our development activities to help reduce patient care costs and the length of hospital stays in the future.

Research and development spending was $1.113 billion in fiscal year 2006. This level of spending represented 9.9 percent of net sales, an increase of 0.4 of a percentage point over fiscal year 2005. The increase was a result of our commitment to developing technological enhancements and new indications for existing products and new, less invasive, technologies to address unmet medical needs.

In addition to our investment in research and development, we continue to access new technologies in areas served by our existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances, and certain strategic equity investments.

**Selling, General and Administrative** Fiscal year 2007 selling, general and administrative expense as a percentage of net sales increased by 1.4 percentage points from fiscal year 2006 to 33.8 percent. The recognition of incremental stock-based compensation expense of $104 million drove 0.9 of a percentage point of the overall increase. The remaining increase in selling, general and administrative expense for fiscal year 2007 was due to expenses associated with our previously communicated investment in our marketing campaign for CRDM, the expansion of our sales forces across all businesses, especially in the Vascular business as we prepare for the U.S. launch of Endeavor DES, and costs associated with our global information technology system implementation. These increases were offset by our continual cost control measures across all of our businesses and attempts to leverage the general and administrative expense categories.

Fiscal year 2006 selling, general and administrative expense as a percentage of net sales increased by 0.4 of a percentage point from fiscal year 2005 to 32.4 percent. The increase in selling, general and administrative expense as a percentage of net sales primarily related to our continued investment in expanding our sales organization, increased spending on our global enterprise resource planning (ERP) infrastructure, and the compensation expenses associated with our record revenues and strong earnings. These increases were partially offset by continued cost control measures across all of our businesses.

**Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments** We believe that in order to properly understand our short-term and long-term financial trends, investors may find it useful to consider the impact of special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. Special charges (such as asset impairment charges), restructuring charges, certain litigation charges in connection with either settlements or judgments from material litigation, IPR&D charges, and certain tax adjustments recorded during the previous three fiscal years are as follows:

| | Fiscal Year | | |
|---|---|---|---|
| *(dollars in millions, except per share data)* | 2007 | 2006 | 2005 |
| Special charges: | | | |
| Asset impairment charges (net of $39 tax) | $ 59 | $ — | $ — |
| Medtronic Foundation donation (net of $34 tax) | — | 66 | — |
| Total special charges | 59 | 66 | — |
| Restructuring charges (net of $11 tax) | 25 | — | — |
| Certain litigation charges (net of $0 and $236 tax, respectively) | 40 | — | 418 |
| IPR&D charges (net of $69 tax) | — | 295 | — |
| Tax benefit from the reversal of tax reserves | (129) | (225) | — |
| Tax impact for the repatriation of foreign earnings | — | — | 49 |
| Total special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments, after-tax | $ (5) | $ 136 | $ 467 |
| Per Diluted Share Data: | | | |
| Special charges | $ 0.05 | $ 0.05 | $ — |
| Restructuring charges | 0.02 | — | — |
| Certain litigation charges | 0.04 | — | 0.34 |
| IPR&D | — | 0.24 | — |
| Tax benefit from the reversal of tax reserves | (0.11) | (0.18) | — |
| Tax impact for the repatriation of foreign earnings | — | — | 0.04 |
| Total Per Diluted Share | $ — | $ 0.11 | $0.38 |

*Special Charges* In fiscal year 2007 we concluded two intangible assets were impaired due to inadequate clinical results and the resulting delays in product development. As a result, in the fourth quarter of fiscal year 2007 we recorded a $59 million after-tax ($98 million pre-tax) special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

In fiscal year 2006, we recorded a $66 million after-tax ($100 million pre-tax) charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006.

There were no special charges in fiscal year 2005.

*Restructuring Charges* In fiscal year 2007, we recorded a $25 million ($36 million pre-tax) restructuring charge, which consisted of employee termination costs of $20 million ($28 million pre-tax) and asset write-downs of $5 million ($8 million pre-tax). These initiatives began in the fourth quarter of fiscal year 2007 and are designed to drive manufacturing efficiencies in our Vascular business, downsize our Physio-Control business due to our voluntary suspension of U.S. shipments, and rebalance resources within our CRDM business in response to current market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. We have identified approximately 900 positions for elimination which will be achieved through early retirement packages offered to employees, voluntary separations, and involuntary separations, as necessary. Of the positions identified for elimination, 196 have been eliminated as of April 27, 2007. The asset write-downs consist of a $4 million after-tax charge for inventory write-downs, and a $1 million after-tax charge for asset write-downs. The inventory and asset write-downs were recorded within *cost of products sold* in the consolidated statement of earnings.

The restructuring initiatives, which are scheduled to be completed by the end of fiscal year 2008, are expected to produce annualized operating savings of approximately $125 million. These savings will arise mostly from reduced compensation expense.

In the first quarter of fiscal year 2008 we expect to incur additional charges related to our restructuring initiatives that began in the fourth quarter of fiscal year 2007. Part of the additional expense is anticipated from increased retirement benefits in our defined benefit pension plans provided to those employees that elect early retirement. Additionally, we will recognize added expense associated with compensation provided to select employees whose employment terminates with the Company in the first quarter of fiscal year 2008 as part of the restructuring. These incremental costs were not accrued in fiscal year 2007 because they had not yet been communicated to the impacted employees.

There were no restructuring charges in fiscal years 2006 and 2005.

*Certain Litigation Charges* During fiscal year 2007, we recorded a certain litigation charge of $40 million related to a settlement agreement with the United States Department of Justice which requires the government to obtain dismissal of two qui tam civil suits pending against us, and is conditioned upon such dismissal being obtained. The two suits were based upon allegations about certain sales and marketing practices in the Spinal business. The settlement agreement reflects our assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity.

There were no certain litigation charges in fiscal year 2006.

In fiscal year 2005, we recorded after-tax certain litigation charges of $418 million ($654 million pre-tax). The largest of the charges, in the amount of $550 million pre-tax, occurred in the fourth quarter and related to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson required a total cash payment of $1.350 billion for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications. The $550 million was assigned to past damages between the parties and was recorded as an expense in fiscal year 2005. The remaining consideration, including $3 million of direct acquisition costs, was allocated between $628 million of acquired technology based intangible assets and $175 million of IPR&D that was expensed on the date of acquisition (May 18, 2005). Also, in the fourth quarter of fiscal year 2005, we recorded a pre-tax charge of $80 million resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between us and ETEX Corporation (ETEX). The $80 million included $64 million in damages, interest, and partial legal fees and the forgiveness of an existing $17 million note owed to us by ETEX. In the third quarter of fiscal year

2005, we recorded a pre-tax charge of $24 million related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringed patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24 million, which included prejudgment interest. Given the judgment entered by the Court and our conclusion that the incurrence of such an expense was both probable and could be reasonably estimated under SFAS No. 5 at that point and time, we recorded a $24 million charge related to this judgment. MSD has appealed the jury's verdict and intends to continue to contest the charges vigorously. In fiscal year 2007, we paid the outstanding DePuy/AcroMed judgment and interest under protest.

*IPR&D Charges* There were no IPR&D charges for fiscal year 2007.

During the first quarter of fiscal year 2006, we acquired TNI. At the date of the acquisition, $169 million of the purchase price was expensed as IPR&D related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and had no future alternative use.

During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson. At the date of acquisition, $175 million of the purchase price was expensed as IPR&D related to spinal technology based devices that had not yet reached technological feasibility and which had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery.

On July 27, 2005, we also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. On the date of the agreement, $20 million was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and it had no future alternative use. This licensed technology is expected to enhance our ability to further develop and expand our therapies for neurological disorders.

There were no IPR&D charges recorded in fiscal year 2005.

We are responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, we expect all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent litigation. If commercial viability were not achieved, we would likely look to other alternatives to provide these therapies.

See the "Acquisitions" section of this management's discussion and analysis for detailed discussion of each material acquisition in fiscal years 2007 and 2006.

*Certain Tax Adjustments* In fiscal year 2007, we recorded a $129 million tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the U.S. Internal Revenue Service (IRS) with respect to their review of our fiscal years 2003 and 2004 domestic income tax returns, the resolution of competent authority issues for fiscal years 1992 through 2000, and adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns. The $129 million tax benefit has been recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2007.

In fiscal year 2006, we reversed excess tax accruals of $225 million associated with favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic income tax returns. The $225 million tax benefit has been recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2006.

During the fourth quarter of fiscal year 2006, we repatriated the entire amount eligible under the *American Jobs Creation Act of 2004* (Jobs Creation Act), or $934 million. The amounts repatriated were used for "qualified expenditures" as defined under the Jobs Creation Act such as qualified research and development activities, construction of a new U.S. facility, and qualified selling and marketing activities. As of April 29, 2005, we had recorded a deferred tax liability of $49 million associated with our planned repatriation of these funds, and we included that amount in the table above and in *provision for income taxes* in the consolidated statements of earnings.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges on equity securities. In fiscal year 2007, net other expense was $212 million, an increase of $45 million from $167 million in fiscal year 2006. This change is partially due to currency hedges, which resulted in gains in fiscal year 2007 of $20 million versus gains in fiscal year 2006 of $92 million. Fiscal year 2007 was also positively impacted by $55 million due to the accelerated amortization of deferred income in connection with a product supply agreement in the Vascular business, where the other party elected not to exercise its option to extend the agreement.

Net other expense decreased from $291 million in fiscal year 2005 to $167 million in fiscal year 2006, a $124 million decrease. This decrease was primarily driven by a shift from a loss in fiscal year 2005 to a gain in fiscal year 2006 on foreign exchange contracts used to hedge results of operations. In fiscal year 2006, our gain on foreign exchange contracts was $92 million compared to a loss of $135 million in fiscal year 2005. During fiscal year 2006, the gains on the foreign exchange contracts were partially offset by $42 million of expense associated with impairments on equity securities and $86 million in increased royalty expense, primarily in our Vascular and Spinal businesses.

Interest Income, Net In fiscal year 2007, net interest income was $154 million, an increase of $67 million from net interest income of $87 million in fiscal year 2006. The increase in net interest income in fiscal year 2007 as compared to fiscal year 2006 is a result of higher average cash and cash investment balances as compared to prior periods. Interest income continues to increase, as we have maintained our ability to generate rates of return on our investments that exceed the interest rates we are paying on our outstanding debt.

In fiscal year 2006, net interest income was $87 million, an increase of $42 million from net interest income of $45 million in fiscal year 2005. The increase in net interest income in fiscal year 2006 as compared to fiscal year 2005 was primarily a result of increased levels of interest-bearing investments and higher interest rates.

## Income Taxes

| | Fiscal Year | | | Percentage Point Increase/(Decrease) | |
|---|---|---|---|---|---|
| *(dollars in millions)* | 2007 | 2006 | 2005 | FY07/06 | FY06/05 |
| Provision for income tax | $713 | $614 | $740 | N/A | N/A |
| Effective tax rate | 20.3% | 19.4% | 29.1% | 0.9 | (9.7) |
| Impact of repatriation, special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments | (4.2) | (6.6) | 0.1 | (2.4) | 6.7 |
| Non-GAAP nominal tax rate[1] | 24.5% | 26.0% | 29.0% | (1.5) | (3.0) |

*(1) Non-GAAP nominal tax rate is defined as the income tax (benefit) provision as a percentage of taxable income, excluding repatriation, special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. We believe that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of certain discrete items so that investors can compare our recurring results over multiple periods.*

The effective tax rate of 20.3 percent increased by 0.9 of a percentage point from fiscal year 2006 to fiscal year 2007. This increase reflects the 1.5 percentage points decrease in the non-GAAP nominal tax rate and 2.4 percentage points increase from the special, restructuring, certain litigation, and IPR&D charges, and certain tax adjustments. The non-GAAP nominal tax rate decreased from 26.0 percent in fiscal year 2006 to 24.5 percent in fiscal year 2007 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. statutory tax rates. The remaining 2.4 percentage points increase is largely due to a $129 million tax benefit recorded in fiscal year 2007 compared to the $225 million tax benefit recorded in fiscal year 2006. The $129 million tax benefit reflects the reversal of excess tax accruals in connection with the settlement reached with the IRS involving the review of our fiscal years 2003 and 2004 domestic tax returns, the resolution of competent authority issues for fiscal years 1992 through 2000, and adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns.

The effective tax rate of 19.4 percent decreased by 9.7 percentage points from fiscal year 2005 to fiscal year 2006. This decrease reflected the 3.0 percentage points decrease in the non-GAAP nominal tax rate and 6.7 percentage points decrease from the amounts repatriated under the Jobs Creation Act, special, certain litigation, and IPR&D charges, and certain tax adjustments. The non-GAAP nominal tax rate decreased from 29.0 percent in fiscal year 2005 to 26.0 percent in fiscal year 2006 as a result of increased benefits from our international operations subject to tax rates lower than our U.S. statutory tax rates. The remaining 6.7 percentage decrease is primarily due to a $225 million tax benefit associated with the favorable agreements reached with the IRS involving the review of our fiscal years 1997 through 2002 domestic tax returns offset by taxes provided for amounts repatriated under the Jobs Creation Act, special, certain litigation, and IPR&D charges. As a result of the agreements reached with the IRS, we made approximately $326 million in incremental tax payments during the third quarter of fiscal year 2006. These payments reduced *accrued income taxes* in the fiscal year 2006 consolidated balance sheet.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to our allocation are required between jurisdictions with different tax rates. Tax authorities periodically review our tax returns and propose adjustments to our tax filings. Tax years settled with the IRS remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

The IRS has finalized its audits with us for all years through fiscal year 1996. The IRS has issued its audit reports for fiscal years 1997 through 2004. We have resolved or reached agreement with the IRS on all significant issues for fiscal years 1997 through 2004, except for an issue related to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. The unresolved issues from the fiscal years 1997 through 2004 tax audits and tax positions taken by the IRS or foreign tax authorities, with respect to potential issues on future tax audits could have a material impact on our effective tax rate in future periods. We continue to believe that we have meritorious defenses for our tax filings and will vigorously defend them through litigation in the courts, if necessary. We believe we have provided for probable liabilities resulting from tax assessments by taxing authorities.

## Liquidity and Capital Resources

| | Fiscal Year | |
|---|---|---|
| *(dollars in millions)* | 2007 | 2006 |
| Working capital | $5,355 | $ 5,971 |
| Current ratio* | 3.1:1.0 | 2.4:1.0 |
| Cash, cash equivalents, and short-term investments | $3,078 | $ 6,101 |
| Long-term investments in public and private debt securities** | 3,004 | 767 |
| Cash, cash equivalents, short-term investments, and long-term debt securities | 6,082 | 6,868 |
| Short-term borrowings and long-term debt | 6,087 | 7,923 |
| Net cash position*** | $ (5) | $(1,055) |

** Current ratio is the ratio of current assets to current liabilities.*

*** Long-term investments include public and private debt securities with a maturity date greater than one year from the end of the period.*

**** Net cash position is the sum of cash, cash equivalents, short-term investments, and long-term investments in debt securities less short-term borrowings and long-term debt.*

The increase in our net cash position in fiscal year 2007 as compared to fiscal year 2006 primarily relates to income from operations and other cash proceeds offset by cash used for the retirement of $1.877 billion in debentures, capital expenditures, dividend payments, and share repurchases. See the "Summary of Cash Flows" section of this management's discussion and analysis for further discussion of our cash uses and proceeds. The decrease in our working capital relates to our movement of cash into long-term investments from short-term investments in fiscal year 2007 to generate higher interest income offset by normal operating changes in other account balances.

At April 27, 2007 and April 28, 2006, $5.428 billion and $4.168 billion, respectively, of cash, cash equivalents, and short- and long-term debt securities were held by our non-U.S. subsidiaries. These funds are available for use by worldwide operations; however, if these funds are repatriated to the U.S. or used for U.S. operations, the amounts would be subject to U.S. tax.

We believe that our existing cash and investments, as well as our available unused lines of credit and commercial paper capacity of $2.440 billion, if needed, will satisfy our foreseeable working capital requirements for at least the next twelve months. However, we periodically consider various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions.

## Summary of Cash Flows

| *(dollars in millions)* | Fiscal Year 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash provided by (used in): | | | |
| Operating activities | **$ 2,979** | $ 2,220 | $ 2,824 |
| Investing activities | **(1,701)** | (2,867) | (1,603) |
| Financing activities | **(3,011)** | 1,304 | (494) |
| Effect of exchange rate changes on cash and cash equivalents | **(5)** | 105 | (89) |
| Net change in cash and cash equivalents | **$(1,738)** | $ 762 | $ 638 |

Operating Activities Our net cash provided by operating activities was $2.979 billion for the fiscal year ended April 27, 2007 compared to net cash provided by operating activities of $2.220 billion in the same period of the prior year. The $759 million increase in net cash provided by operating activities was primarily attributable to:

- A $1.055 billion decrease in cash used for operating assets and liabilities, primarily driven by a $657 million change in accounts payable and accrued liabilities and changes in deferred taxes and a $233 million change in inventory

partially offset by:

- The timing of other receipts and payments in the ordinary course of business

Our net cash provided by operating activities was $2.220 billion for the fiscal year ended April 28, 2006 compared to net cash provided by operating activities of $2.824 billion in the same period of the prior year. The $604 million decrease in net cash provided by operating activities was primarily attributable to:

- A $612 million payment for previously settled and accrued litigation
- A $326 million payment of previously accrued income taxes in conjunction with the settlement reached with the IRS
- A $49 million payment of income taxes associated with our repatriation of foreign subsidiary income
- A $778 million decrease related to the timing of payment on inventory and other operating costs

partially offset by:

- The timing of other receipts and payments in the ordinary course of business

Investing Activities Our net cash used in investing activities was $1.701 billion for the fiscal year ended April 27, 2007 compared to $2.867 billion used in investing activities for the fiscal year ended April 28, 2006. The $1.166 billion decrease in net cash used in investing activities was primarily attributable to:

- A decrease of $993 million in cash used for acquisitions and purchases of intellectual property, as fiscal year 2006 included several acquisitions
- A $495 million decrease in cash used to purchase marketable securities

partially offset by:

- A $166 million increase in capital expenditures for property, plant, and equipment

Our net cash used in investing activities was $2.867 billion for the fiscal year ended April 28, 2006 compared to $1.603 billion used in investing activities for the fiscal year ended April 29, 2005. The $1.264 billion increase in net cash used in investing activities was primarily attributable to:

- A $1.004 billion increase in cash used for acquisitions and purchases of intellectual property, as fiscal year 2006 included several acquisitions
- A $440 million increase in cash used to purchase marketable securities

partially offset by:

- A $45 million decrease in capital expenditures for property, plant, and equipment and an increase of $131 million from other investing activities

Financing Activities Our net cash used in financing activities was $3.011 billion for the fiscal year ended April 27, 2007, compared to net cash provided by financing activities of $1.304 billion for the fiscal year ended April 28, 2006. The $4.315 billion increase in net cash used in financing activities was primarily attributable to:

- $1.877 billion in cash used to repurchase long-term debt as the bond holders put the Contingent Convertible Debentures to us in fiscal year 2007
- A $5.428 billion decrease in proceeds from the issuance of long-term debt as we had issued $1.000 billion in Senior Notes and $4.400 billion of Senior Convertible Notes in the prior year

- A $175 million decrease in proceeds from issuance of common stock and $1.075 billion decrease in proceeds from the sale of call options

partially offset by:

- A $2.550 billion decline in cash used to repurchase common stock
- A $517 million net reduction in sale of warrants

Our net cash provided by financing activities was $1.304 billion for the fiscal year ended April 28, 2006, compared to net cash used by financing activities of $494 million for the fiscal year ended April 29, 2005. The $1.798 billion increase in net cash provided by financing activities was primarily attributable to:

- Proceeds of $5.428 billion from the issuance of long-term debt and $506 million from the issuance of stock in fiscal year 2006, increases of $5.428 billion and $172 million over fiscal year 2005, respectively
- Proceeds of $517 million from the sale of warrants in fiscal year 2006

partially offset by:

- Stock repurchases of $3.589 billion, an increase of $3.078 billion from fiscal year 2005
- Cash of $1.075 billion used to purchase call options in fiscal year 2006

### Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

We acquire assets still in development, enter into research and development arrangements and sponsor certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, we may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where we have no ability to influence the achievement of the milestone or otherwise avoid the payment, we have included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give us the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow us to avoid making the contingent payments. Although we are unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and our ability to avoid them if we decided to pursue a different path of development or testing.

In the normal course of business, we periodically enter into agreements that require us to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of our products or the negligence of our personnel or claims alleging that our products infringe third-party patents or other intellectual property. Our maximum exposure under these indemnification provisions cannot be estimated, and we have not accrued any liabilities within our consolidated financial statements or included any indemnification provisions in our commitments table. Historically, we have not experienced significant losses on these types of indemnification obligations.

We believe our off-balance sheet arrangements do not have a material current or anticipated future effect on our consolidated earnings, financial position or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments. See Notes 5, 7 and 14 to the consolidated financial statements for additional information regarding foreign currency contracts, long-term debt and lease obligations, respectively.

| *(dollars in millions)* | Total | Maturity by Fiscal Year 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter |
|---|---|---|---|---|---|---|---|
| *Contractual obligations related to off-balance sheet arrangements:* | | | | | | | |
| Foreign currency contracts(1) | $5,372 | $3,806 | $1,262 | $304 | $ — | $— | $ — |
| Operating leases(2) | 193 | 68 | 53 | 33 | 13 | 5 | 21 |
| Inventory purchases(3) | 621 | 292 | 134 | 73 | 67 | 13 | 42 |
| Commitments to fund minority investments/contingent acquisition consideration(4) | 124 | 47 | 20 | 19 | 17 | 1 | 20 |
| Interest payments(5) | 652 | 116 | 115 | 115 | 106 | 64 | 136 |
| Other(6) | 383 | 241 | 40 | 31 | 23 | 14 | 34 |
| Total | $7,345 | $4,570 | $1,624 | $575 | $ 226 | $97 | $ 253 |
| *Contractual obligations reflected in the balance sheet:* | | | | | | | |
| Long-term debt, excluding capital leases(7) | $5,494 | $ — | $ 94 | $ — | $2,600 | $— | $2,800 |
| Capital leases(8) | 89 | 5 | 12 | 14 | 17 | 18 | 23 |
| Other(9) | 12 | 12 | — | — | — | — | — |
| Total | $5,595 | $ 17 | $ 106 | $ 14 | $2,617 | $18 | $2,823 |

*(1) As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged.*

*(2) Certain leases require us to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.*

*(3) We have included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments do not include open purchase orders.*

*(4) Certain commitments related to the funding of minority investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect our best estimates.*

*(5) Interest payments in the table above reflect the interest on our outstanding debt, including the $4.400 billion of Senior Convertible Notes, $1.000 billion of Senior Notes and $94 million of Contingent Convertible Debentures. The interest rate on each outstanding obligation varies and interest is payable semi-annually. The interest rate is 1.500 percent on the $2.200 billion Senior Convertible Notes due 2011 and 1.625 percent on the $2.200 billion Senior Convertible Notes due 2013, 4.375 percent on the $400 million of Senior Notes due 2010, 4.750 percent on the $600 million of Senior Notes due 2015, and 1.250 percent on the Contingent Convertible Debentures due 2021.*

*(6) These obligations include commitments to replace our existing legacy enterprise resource systems, construction of our new CRDM campus, and certain research and development arrangements.*

*(7) Long-term debt in the table above includes $4.400 billion Senior Convertible Notes issued in April 2006, $1.000 billion Senior Notes issued in September 2005 and $94 million related to our Contingent Convertible Debentures. In September 2006 we repurchased $1.877 billion of Contingent Convertible Debentures as a result of certain holders exercising their put options. The table above also includes the impact of the five year interest rate swap entered into in November 2005.*

*(8) Capital lease obligations include a sale-leaseback agreement entered into in the fourth quarter of fiscal year 2006 whereby certain manufacturing equipment was sold and is being leased by us over a seven year period.*

*(9) These obligations include royalty payments and a financing arrangement associated with our fiscal year 2002 acquisition of Kobayashi Pharmaceutical Co.'s interest in a joint venture it had formed with us in 1996 to distribute spinal products in Japan.*

## Debt and Capital

In October 2005, our Board of Directors authorized the repurchase of up to 40 million shares of our common stock and in April 2006, the Board of Directors made a special authorization for us to repurchase up to 50 million shares in connection with the $4.400 billion Senior Convertible Note offering (see below for further discussion). Shares are repurchased from time to time to support our stock-based compensation programs and to take advantage of favorable market conditions. During fiscal years 2007 and 2006, we repurchased approximately 21.7 million shares and 68.9 million shares at an average price of $47.83 and $52.12, respectively. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that we obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 we repurchased 21.2 million shares at an average price of $49.06. As of April 27, 2007, we have approximately 15.1 million shares remaining under current buyback authorizations approved by the Board of Directors.

In June 2007, our Board of Directors authorized the repurchase of an additional 50 million shares of our common stock.

In April 2006, we issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013, collectively the Senior Convertible Notes. The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible

Notes may only be converted: (i) during any calendar quarter if the closing price of our common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of our common stock, cash, or a combination of common stock and cash, at our option. In addition, upon a change in control, as defined, the holders may require us to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of our common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants, all of which we remain in compliance as of April 27, 2007. A total of $2.500 billion of the net proceeds from these note issuances were used to repurchase common stock. In April 2007, pursuant to provisions in the indentures relating to the Company's increase of its quarterly dividend to shareholders, the conversion rates for each of the Senior Convertible Notes changed from 17.8113 to 17.8315, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes from $56.14 to $56.08. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment.

Concurrent with the issuance of the Senior Convertible Notes, we purchased call options on our common stock in private transactions. The call options allow us to receive shares of our common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that we would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1.075 billion ($699 million net of tax benefit), were recorded as a reduction of shareholders' equity. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment.

In separate transactions, we sold warrants to issue shares of our common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of our common stock may be settled over a specified period beginning in July 2013 (the "settlement dates"). If the average price of our common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of our common stock. Proceeds received from the issuance of the warrants totaled approximately $517 million and were recorded as an addition to shareholders' equity. See Note 7 to the consolidated financial statements for further discussion of the accounting treatment. In April 2007, certain of the holders requested adjustment to the exercise price of the warrants from $76.56 to $76.47 pursuant to the provisions of the warrants relating to our payment of dividends to common shareholders.

In September 2005, we issued two tranches of Senior Notes with the aggregate face value of $1.000 billion. The first tranche consisted of $400 million of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 million of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The indentures under which the Senior Notes were issued contain customary covenants, all of which we remain in compliance with as of April 27, 2007. We used the net proceeds from the sale of the Senior Notes for repayment of a portion of our outstanding commercial paper.

In November 2005, we entered into a five year interest rate swap agreement with a notional amount of $200 million. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of our fixed-rate $400 million Senior Notes due 2010. We pay variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and we receive a fixed interest rate of 4.375 percent.

In September 2001, we completed a $2.013 billion private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually.

Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, we repurchased $39 million and $1 million respectively, of the Old Debentures for cash.

On January 24, 2005, we completed an exchange offer whereby holders of approximately $1.930 billion of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), as described below. Following the completion of the exchange offer, we repurchased approximately $2 million of the Old Debentures for cash.

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require us to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. Upon conversion of the New Debentures we will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of our common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require us to pay only cash (in lieu of shares of our common stock or a combination of cash and shares of our common stock) when we repurchase the New Debentures at the option of the holder or when we repurchase the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, we repurchased $1.835 billion of the New Debentures for cash and $42 million of the Old Debentures for cash. We may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011 or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as *short-term borrowings*. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as *long-term debt*. Accordingly, during the second quarter of fiscal year 2007, $93 million of New Debentures and $1 million of the Old Debentures were reclassified from *short-term borrowings* to *long-term debt* as a result of the September 2006 put option expiring. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, we will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at our option). As of April 27, 2007, approximately $93 million aggregate principal amount of New Debentures remain outstanding and approximately $1 million aggregate principal amount of Old Debentures remain outstanding. We can redeem the debentures for cash at any time.

We maintain a commercial paper program that allows us to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 27, 2007 and April 28, 2006, outstanding commercial paper totaled $249 million and $190 million, respectively. During fiscal years 2007 and 2006, the weighted average original maturity of the commercial paper outstanding was approximately 56 and 31 days, respectively, and the weighted average interest rate was 5.26 percent and 3.86 percent, respectively.

In connection with the issuance of the contingent convertible debentures, Senior Notes, Senior Convertible Notes and commercial paper, Standard and Poor's Ratings Group and Moody's Investors Service issued us strong long-term debt ratings of AA- and A1, respectively, and strong short-term debt ratings of A-1+ and P-1, respectively. These ratings remain unchanged from the same periods of the prior year.

We have existing lines of credit of approximately $2.433 billion with various banks at April 27, 2007. The existing lines of credit include a five-year $1.750 billion syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (New Facility). This New Facility replaced two credit facilities: one for $1.000 billion which was scheduled to expire in January 2010, and a $750 million facility which was scheduled to expire in January 2007. The New Facility provides us with the ability to increase its capacity by an additional $500 million at any time during the life of the five-year term of the agreement. We can also request the extension of the New Facility maturity date for one additional year, at the first and second anniversary of the date of this facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

Interest rates on these borrowings are determined by a pricing matrix, based on our long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain other customary covenants, all of which we remain in compliance with as of April 27, 2007.

As of April 27, 2007, we have unused credit lines and commercial paper capacity of approximately $2.440 billion.

## Acquisitions

During the fourth quarter of fiscal year 2007 we acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision-Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI will expand our existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 million in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years. The purchase price is subject to increases triggered by the achievement of certain milestones.

During the second quarter of fiscal year 2007, we acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, we also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75 million, $74 million of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

During the first quarter of fiscal year 2007, we acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, we had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar iMRI-Guidance System which we already exclusively distributed. We expect this acquisition to help further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21 million, which included $6 million in upfront cash and a $2 million milestone payment. The $8 million in net cash paid resulted from the $21 million in consideration less the value of our prior investment in Odin and Odin's existing cash balance. In connection with the acquisition of Odin, we acquired $9 million of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $12 million related to the acquisition was assigned entirely to the Spinal and Navigation operating segment. This goodwill is deductible for tax purposes. The pro forma impact of Odin was not significant to our results for fiscal year 2007. The results of operations related to Odin have been included in our consolidated statements of earnings since the date of the acquisition.

During the second quarter of fiscal year 2006, we acquired all the outstanding stock of IGN, a privately held company. Prior to the acquisition, we had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, "frameless" sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements our position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65 million, which included $58 million in net cash paid. The $58 million in net cash paid results from the $65 million in consideration less the value of our prior investment in IGN and IGN's existing cash balance.

During the first quarter of fiscal year 2006, we acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, we had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the treatment of obesity by stimulation of the stomach with an implantable gastric stimulator, known as the Transcend device. This acquisition was expected to complement the Company's strategy to deliver therapeutic solutions for the worldwide challenges of obesity. The consideration for TNI was approximately $269 million, which included $227 million in net cash paid. The $227 million in net cash paid resulted from the $269 million in consideration less the value of our prior investment in TNI and TNI's existing cash balance. The purchase price is subject to increases triggered by the achievement of certain milestones.

As a result of the acquisition of TNI, we acquired $55 million of intangible assets of which $54 million were technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition and $169 million of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and for which no future alternative use had been identified. Goodwill of $51 million related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes. In fiscal year 2007, we recognized an impairment charge related to the intangible assets acquired from TNI. See discussion in the "Special, Restructuring, Certain Litigation, and IPR&D Charges, and Certain Tax Adjustments" section of this management's discussion and analysis.

The pro forma impact of the IGN and TNI acquisitions was not significant, individually or in the aggregate, to our results for the fiscal year ended April 28, 2006. Our fiscal year 2006 operating results included the results of TNI and IGN since their respective acquisition dates.

During the first quarter of fiscal year 2006, we acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson and settled all outstanding litigation and disputes between Michelson and us. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires total consideration of $1.350 billion for the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and the settlement of all ongoing litigation. A value of $550 million was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $3 million of direct acquisition costs, was allocated between $628 million of acquired technology based intangible assets that had a useful life of 17 years at the time of acquisition and $175 million of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, we paid $1.320 billion and committed to three future installments of $10 million to be paid in May 2006, 2007, and 2008. The first two installments of $10 million were paid in May 2006 and 2007.

During the first quarter of fiscal year 2006, we also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Under the terms of the agreement, the two companies cross-licensed patents and patent applications of neurological technology related to direct electrical stimulation or monitoring of the brain. On the date of the agreement, $20 million was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and such technology had no future alternative use. This licensed technology is expected to enhance our ability to further develop and expand its therapies for neurological disorders.

## New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN No. 48), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on recognition, measurement, presentation, disclosure, and transition. FIN No. 48 is effective for us beginning with fiscal year 2008, with earlier adoption permitted. We are still evaluating the impact that the adoption of FIN No. 48 will have on the consolidated financial statements, but do not believe it will be material to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158), which requires the recognition of an asset or liability for the funded status of defined benefit pension and other post-retirement benefit plans in the statement of financial position. The funded status of a defined benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation (PBO); for any other defined benefit post-retirement plan, such as a retiree healthcare plan, the benefit obligation is the accumulated post-retirement benefit obligation. The initial incremental recognition of the funded status under SFAS No. 158 of our defined pension and other post-retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in *accumulated other comprehensive (loss)/income.* As of April 27, 2007, the net unfunded status of our defined benefit plans was $(2) million and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders' equity of $209 million. Amounts recognized in *accumulated other comprehensive (loss)/income* are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. SFAS No. 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in *accumulated other comprehensive (loss)/income* that will subsequently be recognized as a component of net periodic benefit cost in the following year. See Note 13 to the consolidated financial statements for additional information.

The funded status recognition and certain disclosure provisions of SFAS No. 158 are effective for our fiscal year ended April 27, 2007. SFAS No. 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position effective for our fiscal year ending April 25, 2008. A select number of our plans, including the U.S. plans, currently have a January 31 measurement date. This standard will require us to change, in fiscal year 2008, that measurement date to match the date of our fiscal year-end. We do not expect a material impact on the financial condition for those plans in which we have not adopted the requirement to measure the plan assets and benefit obligations as of the date of the balance sheet.

Discussed above are the significant new accounting pronouncements. Information regarding all new accounting pronouncements is included in Note 1 to the consolidated financial statements.

### Operations Outside the U.S.

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2007, 2006 and 2005:

| | Fiscal Year | | |
|---|---|---|---|
| *(dollars in millions)* | **2007** | 2006 | 2005 |
| U.S. net sales | **$ 7,900** | $ 7,626 | $ 6,711 |
| Non-U.S. net sales | **4,399** | 3,666 | 3,344 |
| Total net sales | **$12,299** | $11,292 | $10,055 |

From fiscal year 2006 to fiscal year 2007, consolidated net sales in the U.S. grew 4 percent compared to 20 percent growth in net sales outside the U.S. The slower U.S. growth is primarily a result of declines in the overall ICD market in the U.S. and the voluntary suspension of U.S. shipments of Physio-Control products from our Redmond, Washington facility. Outside the U.S. net sales growth was strong across all businesses and led by strong performance in Vascular and CRDM, and a favorable impact of foreign currency translation. Vascular net sales were led by market share gains with Endeavor DES. Increased sales of ICDs and pacemakers led the increase within our CRDM business.

From fiscal year 2005 to fiscal year 2006, consolidated net sales in the U.S. grew at 14 percent, or 4 percent faster than consolidated net sales outside the U.S., primarily as a result of the strong performance in both CRDM and Neurological operating segments and the negative impact of foreign currency translation. CRDM and Neurological sales increased approximately 15 percent and 12 percent, respectively, in the U.S. while sales of those products outside the U.S. grew 8 percent and 4 percent, respectively. The growth in the U.S. in CRDM during fiscal year 2006 was driven by the strong demand for implantable defibrillation systems.

Net sales outside the U.S. are accompanied by certain financial risks, such as collection of receivables, which typically have longer payment terms. Outstanding receivables from customers outside the U.S. totaled $1.456 billion at April 27, 2007, or 50 percent of total outstanding accounts receivable, and $1.179 billion at April 28, 2006, or 45 percent of total outstanding accounts receivable. The increase in the percentage of accounts receivable from customers outside the U.S. is primarily driven by increased sales volume outside the U.S. and the impact of foreign currency exchange rates.

### Market Risk

Due to the global nature of our operations, we are subject to the exposures that arise from foreign currency exchange rate fluctuations. We manage these exposures using operational and economic hedges as well as derivative financial instruments. The primary currencies hedged are the Euro and the Japanese Yen.

Our objective in managing exposure to foreign currency fluctuations is to minimize earnings and cash flow volatility associated with foreign exchange rate changes. We enter into various contracts, principally forward contracts that change in value as foreign exchange rates change, to protect the value of existing foreign currency assets, liabilities, net investments, and probable commitments. The gains and losses on these contracts offset changes in the value of the related exposures. It is our policy to enter into foreign currency hedging transactions only to the extent true exposures exist; we do not enter into foreign currency transactions for speculative purposes.

We had foreign exchange derivative contracts outstanding in notional amounts of $5.372 billion and $1.561 billion at April 27, 2007 and April 28, 2006, respectively. The fair value of these contracts at April 27, 2007 was $125 million less than the original contract value. A sensitivity analysis of changes in the fair value of all foreign exchange derivative contracts at April 27, 2007 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by $508 million, respectively. Any gains and losses on the fair value of derivative contracts would be largely offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis.

We are also exposed to interest rate changes affecting principally our investments in interest rate sensitive instruments. A sensitivity analysis of the impact on our interest rate sensitive financial instruments of a hypothetical 10 percent change in short-term interest rates compared to interest rates at April 27, 2007 indicates that the fair value of these instruments would correspondingly change by $30 million.

We have sold specific pools of trade receivables in Japan. During fiscal years 2007 and 2006 no trade receivables were sold, and in fiscal year 2005, we sold $146 million of our trade receivables to financial institutions in Japan. Additionally, we entered into agreements to sell specific pools of receivables in Italy in the amount of $37 million, $53 million, and $4 million in fiscal years 2007, 2006, and 2005, respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in *interest income, net* in the consolidated statements of earnings.

We lend certain fixed income securities to enhance our investment income. These lending activities are collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 27, 2007 and April 28, 2006 was $1.318 billion and $362 million, respectively.

**Government Regulation and Other Considerations**

Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices.

Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as the 510(k) process, requires us to demonstrate that our new medical device is substantially equivalent to a legally marketed medical device. In this process, we must submit data that supports our equivalence claim. If human clinical data is required, it must be gathered in compliance with FDA investigational device exemption regulations. We must receive an order from the FDA finding substantial equivalence to another legally marketed medical device before we can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness. A very small number of our devices are exempt from 510(k) clearance requirements.

The second, more rigorous process, known as pre-market approval (PMA), requires us to independently demonstrate that the new medical device is safe and effective. We do this by collecting data, including human clinical data for the medical device. The FDA will authorize commercial release if it determines there is reasonable assurance that the medical device is safe and effective. This process is generally much more time-consuming and expensive than the 510(k) process.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. The FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers' required reports of adverse experience and other information to identify potential problems with marketed medical devices. We may be subject to periodic inspection by the FDA for compliance with the FDA's good manufacturing practice regulations among other FDA requirements, such as restrictions on advertising and promotion. These regulations, also known as the Quality System Regulations, govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, and servicing of all finished medical devices intended for human use. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice.

The FDA, in cooperation with U.S. Customs and Border Protection (CBP), administers controls over the import of medical devices into the U.S. The CBP imposes its own regulatory requirements on the import of our products, including inspection and possible sanctions for noncompliance. The FDA also administers certain controls over the export of medical devices from the U.S. International sales of our medical devices that have not received FDA approval are subject to FDA export requirements. Each foreign country to which we export medical devices also subjects such medical devices to their own regulatory requirements. Frequently, we obtain regulatory approval for medical devices in foreign countries first because their regulatory approval is faster or simpler than that of the FDA. However, as a general matter, foreign regulatory requirements are becoming increasingly stringent.

In the European Union, a single regulatory approval process has been created, and approval is represented by the CE Mark. To obtain a CE Mark in the European Union, defined products must meet minimum standards of safety and quality (i.e., the essential requirements) and then comply with one or more of a selection of conformity routes. A Notified Body assesses the quality management systems of the manufacturer and the product conformity to the essential and other requirements within the Medical Device Directive. Medtronic is subject to inspection by Notified Bodies for compliance.

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or "shonin." The Japanese government, through the Ministry of Health, Labour, and Welfare (MHLW), regulates medical devices under recently enacted revisions to the Pharmaceutical Affairs Law (PAL). Implementation of PAL and enforcement practices thereunder are evolving, and compliance guidance from MHLW is still in development. Consequently, companies continue to work on establishing improved systems for compliance with PAL. Penalties for a company's noncompliance with PAL could be severe, including revocation or suspension of a company's business license and criminal sanctions.

The process of obtaining approval to distribute medical products is costly and time-consuming in virtually all of the major markets where we sell medical devices. We cannot assure that any new medical devices we develop will be approved in a timely or cost-effective manner.

Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In particular, in April 2003, the U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule). The HIPAA privacy rule governs the use and disclosure of protected health information by "Covered Entities," which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Other than our Diabetes operating segment and our health insurance plans, each of which is a Covered Entity, and the role representatives play in providing technical support to physicians while providing patient care, the HIPAA privacy rule affects us only indirectly. The patient data that we receive and analyze may include protected health information. We are committed to maintaining patients' privacy and working with our customers and business partners in their HIPAA compliance efforts. The ongoing costs and impacts of assuring compliance with the HIPAA privacy rules are not material to our business.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices. Government programs, including Medicare and Medicaid, private healthcare insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, and other mechanisms designed to constrain utilization and contain costs, including, for example, gainsharing, where a hospital agrees with physicians to share any realized cost savings resulting from the physicians' collective change in practice patterns such as standardization of devices where medically appropriate. This has created an increasing level of price sensitivity among customers for our products. Some third-party payors must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, we may find limited demand for the device until reimbursement approval has been obtained from governmental and private third-party payors. In addition, some private third-party payors require that certain procedures or that the use of certain products be authorized in advance as a condition of reimbursement. As a result of our manufacturing efficiencies and cost controls, we believe we are well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation, making it difficult for us to predict the potential impact of cost-containment trends on future operating results.

The delivery of our devices is subject to regulation by HHS and comparable state and foreign agencies responsible for reimbursement and regulation of healthcare items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government's interest in regulating the quality and cost of healthcare. Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services.

Federal healthcare laws apply when we or customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. The principal federal laws include: (1) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded healthcare program; (2) the Anti-Kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a Federal healthcare program; and (3) the Stark law which prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services if the physician (or a member of the physician's immediate family) has a financial relationship with that entity. There are often similar state false claims, anti-kickback, and anti-self referral laws that apply to claims submitted under state Medicaid or state-funded healthcare programs.

The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, Medtronic and its officers and employees could be subject to severe criminal and civil penalties including substantial penalties, fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions. While it is not possible to predict the outcome of patent litigation incident to our business, we believe the costs associated with this type of litigation could generally have a material adverse impact on our consolidated results of operations, financial position or cash flows. See "Legal Proceedings" for additional information.

We operate in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief or by groups seeking to represent a class. In addition, product liability claims may be asserted against us in the future based on events we are not aware of at the present time.

We are also subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position, or cash flows.

We have elected to self-insure most of our insurable risks, including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, director and officer, and product liability. This decision was made based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing number of coverage limitations, and dramatically higher insurance premium rates. We continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. Based on historical loss trends, we believe that our self-insurance program accruals will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on our consolidated results of operations, financial position, or cash flows.

## Cautionary Factors That May Affect Future Results

This Annual Report may include "forward-looking" statements. Forward-looking statements broadly involve our current expectations or forecasts of future results. Our forward-looking statements generally relate to our growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations, and sales efforts. Such statements can be identified by the use of terminology such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "project," "should," "will" and similar words or expressions. One must carefully consider forward-looking statements and understand that such statements may be affected by inaccurate assumptions and may involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the previous section, in the section entitled "Risk Factors" in our Form 10-K, as well as those related to competition in the medical device industry, reduction or interruption in our supply, quality problems, decreasing prices, and international operations. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. We intend to take advantage of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including this sentence for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

We undertake no obligation to update any statement we make, but investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q, and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historical results. In addition, actual results may differ materially from those anticipated due to a number of factors, including, among others, those discussed in the section entitled "Risk Factors" in our Form 10-K. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

### Management's Report on the Financial Statements

The management of Medtronic, Inc. is responsible for the integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, and as discussed under *Critical Accounting Estimates* on pages 20–22, the consolidated financial statements reflect estimates based on management's judgment.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm's responsibility is to express an opinion that such financial statements present fairly, in all material respects, our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

### Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of April 27, 2007. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of April 27, 2007. has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Arthur D. Collins, Jr.
*Chairman of the Board and Chief Executive Officer*



Gary L. Ellis
*Senior Vice President and Chief Financial Officer*

To the Shareholders and Board of Directors of Medtronic, Inc.:

We have completed integrated audits of Medtronic, Inc.'s April 27, 2007, April 28, 2006 and April 29, 2005 consolidated financial statements and of its internal control over financial reporting as of April 27, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

### Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 27, 2007 and April 28, 2006, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 27, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for share-based compensation and defined benefit pension and other postretirement plans as a result of adopting the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" and of Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," respectively.

### Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of April 27, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 27, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 21, 2007

# Consolidated Statements of Earnings

| *(in millions, except per share data)* | Fiscal Year | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **Net sales** | **$12,299** | $11,292 | $10,055 |
| **Costs and expenses:** | | | |
| Cost of products sold | **3,168** | 2,815 | 2,446 |
| Research and development expense | **1,239** | 1,113 | 951 |
| Selling, general and administrative expense | **4,153** | 3,659 | 3,214 |
| Special charges | **98** | 100 | — |
| Restructuring charges | **28** | — | — |
| Certain litigation charges | **40** | — | 654 |
| Purchased in-process research and development (IPR&D) charges | **—** | 364 | — |
| Other expense, net | **212** | 167 | 291 |
| Interest income, net | **(154)** | (87) | (45) |
| **Total costs and expenses** | **8,784** | 8,131 | 7,511 |
| **Earnings before income taxes** | **3,515** | 3,161 | 2,544 |
| **Provision for income taxes** | **713** | 614 | 740 |
| **Net earnings** | **$ 2,802** | $ 2,547 | $ 1,804 |
| **Earnings per share:** | | | |
| **Basic** | **$ 2.44** | $ 2.11 | $ 1.49 |
| **Diluted** | **$ 2.41** | $ 2.09 | $ 1.48 |
| Weighted average shares outstanding: | | | |
| Basic | **1,149.7** | 1,204.5 | 1,209.0 |
| Diluted | **1,161.8** | 1,217.3 | 1,220.8 |
| Cash dividends declared per common share | **$ 0.44** | $ 0.39 | $ 0.34 |

*See accompanying notes to the consolidated financial statements.*

# Consolidated Balance Sheets

| *(in millions, except share and per share data)* | April 27, 2007 | April 28, 2006 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 1,256 | $ 2,994 |
| Short-term investments | 1,822 | 3,107 |
| Accounts receivable, less allowances of $160 and $184, respectively | 2,737 | 2,429 |
| Inventories | 1,215 | 1,177 |
| Deferred tax assets, net | 405 | 197 |
| Prepaid expenses and other current assets | 483 | 473 |
| **Total current assets** | 7,918 | 10,377 |
| **Property, plant and equipment, net** | 2,062 | 1,881 |
| **Goodwill** | 4,327 | 4,346 |
| **Other intangible assets, net** | 1,433 | 1,592 |
| **Long-term investments** | 3,203 | 957 |
| **Long-term deferred tax assets, net** | 204 | — |
| **Other assets** | 365 | 512 |
| **Total assets** | $19,512 | $19,665 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities:** | | |
| Short-term borrowings | $ 509 | $ 2,437 |
| Accounts payable | 282 | 319 |
| Accrued compensation | 767 | 723 |
| Accrued income taxes | 350 | 461 |
| Other accrued expenses | 655 | 466 |
| **Total current liabilities** | 2,563 | 4,406 |
| **Long-term debt** | 5,578 | 5,486 |
| **Deferred tax liabilities, net** | — | 22 |
| **Long-term accrued compensation** | 264 | 189 |
| **Other long-term liabilities** | 130 | 179 |
| **Total liabilities** | 8,535 | 10,282 |
| **Commitments and contingencies (Notes 7, 14 and 15)** | — | — |
| **Shareholders' equity:** | | |
| Preferred stock—par value $1.00; 2.5 million shares authorized, none outstanding | — | — |
| Common stock—par value $0.10; 1.6 billion shares authorized, 1,143,407,452 and 1,155,237,090 shares issued and outstanding, respectively | 114 | 116 |
| Retained earnings | 10,925 | 9,112 |
| Accumulated other comprehensive (loss)/income | (62) | 155 |
| **Total shareholders' equity** | 10,977 | 9,383 |
| **Total liabilities and shareholders' equity** | $19,512 | $19,665 |

*See accompanying notes to the consolidated financial statements.*

# Consolidated Statements of Shareholders' Equity

| *(in millions)* | Common Shares | Common Stock | Retained Earnings | Accumulated Other Comprehensive (Loss)/Income | Receivable from Employee Stock Ownership Plan | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| **Balance April 30, 2004** | 1,209 | $121 | $ 8,891 | $ 72 | $ (7) | $ 9,077 |
| Net earnings | — | — | 1,804 | — | — | 1,804 |
| *Other comprehensive (loss)/income* | | | | | | |
| Unrealized loss on investments | — | — | — | (16) | — | (16) |
| Translation adjustment | — | — | — | 63 | — | 63 |
| Minimum pension liability | — | — | — | (5) | — | (5) |
| Unrealized gain on foreign exchange derivatives | — | — | — | 36 | — | 36 |
| Total comprehensive income | | | | | | 1,882 |
| Dividends to shareholders | — | — | (405) | — | — | (405) |
| Issuance of common stock under stock purchase and award plans | 11 | 1 | 338 | — | — | 339 |
| Repurchase of common stock | (10) | (1) | (510) | — | — | (511) |
| Excess tax benefit from exercise of stock-based awards | — | — | 61 | — | — | 61 |
| Repayments from employee stock ownership plan | — | — | — | — | 7 | 7 |
| **Balance April 29, 2005** | 1,210 | $121 | $10,179 | $ 150 | $— | $10,450 |
| Net earnings | — | — | 2,547 | — | — | 2,547 |
| *Other comprehensive (loss)/income* | | | | | | |
| Unrealized gain on investments | — | — | — | 1 | — | 1 |
| Translation adjustment | — | — | — | (13) | — | (13) |
| Minimum pension liability | — | — | — | (9) | — | (9) |
| Unrealized gain on foreign exchange derivatives | — | — | — | 26 | — | 26 |
| Total comprehensive income | | | | | | 2,552 |
| Dividends to shareholders | — | — | (465) | — | — | (465) |
| Issuance of common stock under stock purchase and award plans | 14 | 2 | 516 | — | — | 518 |
| Repurchase of common stock | (69) | (7) | (3,582) | — | — | (3,589) |
| Excess tax benefit from exercise of stock-based awards | — | — | 99 | — | — | 99 |
| Purchased call options, net of tax benefit | — | — | (699) | — | — | (699) |
| Sale of warrants | — | — | 517 | — | — | 517 |
| **Balance April 28, 2006** | 1,155 | $116 | $ 9,112 | $ 155 | $— | $ 9,383 |
| Net earnings | — | — | 2,802 | — | — | 2,802 |
| *Other comprehensive (loss)/income* | | | | | | |
| Unrealized gain on investments | — | — | — | 20 | — | 20 |
| Translation adjustment | — | — | — | 18 | — | 18 |
| Minimum pension liability | — | — | — | 24 | — | 24 |
| Unrealized loss on foreign exchange derivatives | — | — | — | (70) | — | (70) |
| Total comprehensive income | | | | | | 2,794 |
| Dividends to shareholders | — | — | (504) | — | — | (504) |
| Issuance of common stock under stock purchase and award plans | 10 | 1 | 330 | — | — | 331 |
| Adjustment to adopt SFAS No. 158 (Note 1) | — | — | — | (209) | — | (209) |
| Repurchase of common stock | (22) | (3) | (1,036) | — | — | (1,039) |
| Excess tax benefit from exercise of stock-based awards | — | — | 36 | — | — | 36 |
| Stock-based compensation | — | — | 185 | — | — | 185 |
| **Balance April 27, 2007** | 1,143 | $114 | $10,925 | $ (62) | $ — | $10,977 |

*See accompanying notes to the consolidated financial statements.*

# Consolidated Statements of Cash Flows

| *(dollars in millions)* | Fiscal Year | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| **Operating Activities:** | | | |
| Net earnings | **$ 2,802** | $ 2,547 | $ 1,804 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | **583** | 544 | 463 |
| Special charges | **98** | — | — |
| IPR&D charges | **—** | 364 | 654 |
| Provision for doubtful accounts | **31** | 39 | 43 |
| Stock-based compensation | **185** | 25 | 19 |
| Excess tax benefit from exercise of stock-based awards | **(36)** | 99 | 61 |
| Deferred income taxes | **(236)** | 105 | (143) |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | **(326)** | (217) | (271) |
| Inventories | **(24)** | (257) | (51) |
| Prepaid expenses and other assets | **(45)** | (86) | (107) |
| Accounts payable and accrued liabilities | **17** | (981) | 409 |
| Other long-term liabilities | **(70)** | 38 | (57) |
| **Net cash provided by operating activities** | **2,979** | 2,220 | 2,824 |
| **Investing Activities:** | | | |
| Acquisitions, net of cash acquired | **(8)** | (285) | (108) |
| Purchases of intellectual property | **(121)** | (837) | (10) |
| Additions to property, plant and equipment | **(573)** | (407) | (452) |
| Purchases of marketable securities | **(11,837)** | (8,065) | (1,805) |
| Sales and maturities of marketable securities | **10,894** | 6,627 | 803 |
| Other investing activities, net | **(56)** | 100 | (31) |
| **Net cash used in investing activities** | **(1,701)** | (2,867) | (1,603) |
| **Financing Activities:** | | | |
| Change in short-term borrowings, net | **45** | (18) | 90 |
| Payments on long-term debt | **(1,880)** | — | (2) |
| Issuance of long-term debt | **—** | 5,428 | — |
| Purchase of call options | **—** | (1,075) | — |
| Sale of warrants | **—** | 517 | — |
| Dividends to shareholders | **(504)** | (465) | (405) |
| Repurchase of common stock | **(1,039)** | (3,589) | (511) |
| Issuance of common stock | **331** | 506 | 334 |
| Excess tax benefit from exercise of stock-based awards | **36** | — | — |
| **Net cash (used in) provided by financing activities** | **(3,011)** | 1,304 | (494) |
| Effect of exchange rate changes on cash and cash equivalents | **(5)** | 105 | (89) |
| **Net change in cash and cash equivalents** | **(1,738)** | 762 | 638 |
| Cash and cash equivalents at beginning of period | **2,994** | 2,232 | 1,594 |
| **Cash and cash equivalents at end of period** | **$ 1,256** | $ 2,994 | $ 2,232 |
| **Supplemental Cash Flow Information:** | | | |
| Cash paid during the year for: | | | |
| Income taxes | **$ 1,034** | $ 860 | $ 559 |
| Interest | **230** | 109 | 55 |
| Supplemental noncash investing and financing activities: | | | |
| Reclassification of debentures from short-term to long-term debt | **$ 94** | $ — | $ 1,973 |
| Reclassification of debentures from long-term to short-term debt | **—** | 1,971 | — |

*See accompanying notes to the consolidated financial statements.*

*(dollars in millions, except per share data)*

## 1. Summary of Significant Accounting Policies

Nature of Operations Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology, alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the healthcare needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, diabetes, and ear, nose, and throat conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, and Japan.

Principles of Consolidation The consolidated financial statements include the accounts of Medtronic, Inc., and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated. The principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" and Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements" are considered when determining whether an entity is subject to consolidation.

Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company's fiscal years 2007, 2006, and 2005 ended on April 27, 2007, April 28, 2006, and April 29, 2005, respectively, all of which were 52-week years.

Use of Estimates The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale (AFS) at April 27, 2007 and April 28, 2006. AFS debt securities are recorded at fair value in both *short-term* and *long-term investments* and AFS equity securities are recorded at fair value in *long-term investments* in the consolidated balance sheets. The change in fair value for AFS securities is recorded, net of taxes, as a component of *accumulated other comprehensive (loss)/income* in the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Certain of the Company's investments in equity securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. The valuation of equity securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are recorded at the amount of the Company's investment and adjusted each period for the Company's share of the investee's income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity securities. As of both April 27, 2007 and April 28, 2006, the Company had $190 of equity securities, which are recorded as *long-term investments* in the consolidated balance sheets. Of these investments, $150 and $176, respectively, represent investments in companies that do not have quoted market prices.

Accounts Receivable The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance when it is deemed that a customer account is uncollectible. The allowance for doubtful accounts was $160 at April 27, 2007 and $184 at April 28, 2006.

Inventories Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

| | April 27, 2007 | April 28, 2006 |
|---|---|---|
| Finished goods | $ 753 | $ 736 |
| Work in process | 209 | 197 |
| Raw materials | 253 | 244 |
| Total | $1,215 | $1,177 |

Property, Plant and Equipment Property, plant and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant and equipment balances and corresponding lives are as follows:

| | April 27, 2007 | April 28, 2006 | Lives (in years) |
|---|---|---|---|
| Land and land improvements | $ 95 | $ 92 | Up to 20 |
| Buildings and leasehold improvements | 1,007 | 955 | Up to 40 |
| Equipment | 2,784 | 2,513 | 3–7 |
| Construction in progress | 423 | 234 | — |
| Subtotal | 4,309 | 3,794 | |
| Less: Accumulated depreciation | (2,247) | (1,913) | |
| Property, plant and equipment, net | $ 2,062 | $ 1,881 | |

Depreciation expense of $401, $369, and $335 was recognized in fiscal years 2007, 2006, and 2005, respectively.

Goodwill Goodwill is the excess of purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized. Goodwill is tested for impairment annually and when an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flows analysis. The Company completed its annual goodwill impairment test in the third quarter of fiscal years 2007, 2006, and 2005 and determined that no goodwill was impaired.

Intangible Assets Intangible assets include patents, trademarks, and purchased technology. Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from 3 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Impairment is calculated as the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted future cash flows analysis. As of April 27, 2007, all of the Company's intangible assets are definite lived and amortized on a straight-line basis.

Warranty Obligation The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. The Company includes the covered costs associated with field actions, if any, in warranty expense.

Changes in the Company's product warranty obligations during the years ended April 27, 2007 and April 28, 2006 consisted of the following:

| | |
|---|---|
| **Balance April 29, 2005** | $ 43 |
| Warranty claims provision | 47 |
| Settlements made | (49) |
| **Balance April 28, 2006** | 41 |
| Warranty claims provision | 27 |
| Settlements made | (34) |
| **Balance April 27, 2007** | **$ 34** |

Self-Insurance It is the Company's policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers' compensation, comprehensive general, director and officer and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. A provision for losses under the self-insured program is recorded and revised quarterly. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals are adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company's consolidated financial statements.

Retirement Benefit Plan Assumptions The Company sponsors various retirement benefit plans, including defined benefit pension plans, defined contribution savings plans, post-retirement medical plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit and post-retirement medical plan costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical plan costs also incorporate healthcare cost trend rate assumptions.

Annually, the Company evaluates the discount rate, retirement age, compensation rate increases, expected return on plan assets and healthcare cost trend rates of its pension benefit and post-retirement medical plans. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations, and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages.

It is reasonably possible that changes in these assumptions will occur in the near term and, due to the uncertainties inherent in setting assumptions, the effect of such changes could be material to the Company's consolidated financial statements. Refer to Note 13 for additional information regarding the Company's retirement benefit plans.

Revenue Recognition The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company's revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time that the product has been used or implanted. The Company records estimated sales returns, discounts, and rebates as a reduction of net sales in the same period revenue is recognized.

Research and Development Research and development costs are expensed when incurred.

IPR&D When the Company acquires another entity, the purchase price is allocated, as applicable, between IPR&D, other identifiable intangible assets, net tangible assets, and goodwill. The Company's policy defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires the Company to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

Other Expense, Net Other expense, net includes intellectual property amortization expense, royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, and impairment charges on equity securities.

Stock-Based Compensation Our compensation programs include share-based payments. Beginning in fiscal year 2007, all awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into *cost of products sold, research and development expense,* and *selling, general and administrative expense* in the consolidated statement of earnings, as appropriate. In fiscal year 2006 and earlier years, grants under share-based payment programs were accounted for using the intrinsic value method, which measured fair value based on the difference between the quoted market price of the stock and the exercise price on the date of grant. Refer to Note 11 for additional information.

Foreign Currency Translation Assets and liabilities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of net assets located outside the U.S. are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive (loss)/income* in the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average exchange rates in effect during the period and foreign currency transaction gains and losses are included in *other expense, net* in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive (Loss)/Income In addition to net earnings, comprehensive income includes changes in foreign currency translation adjustments (including the change in current exchange rates, or spot rates, of net investment hedges), unrealized gains and losses on foreign exchange derivative contracts qualifying and designated as cash flow hedges, minimum pension liabilities, and unrealized gains and losses on AFS marketable securities. Comprehensive income in fiscal years 2007, 2006, and 2005 was $2,794, $2,552, and $1,882, respectively.

Presented below is a summary of activity for each component of *accumulated other comprehensive (loss)/income* for fiscal years 2007, 2006, and 2005:

| | Cumulative Translation Adjustments | Unrealized (Loss)/Gain on Foreign Exchange Derivatives | Minimum Pension Liability and SFAS No. 158 Adjustments | Unrealized Gain/(Loss) on Investments | Accumulated Other Comprehensive (Loss)/Income |
|---|---|---|---|---|---|
| **Balance April 30, 2004** | $127 | $(47) | $ (10) | $ 1 | $ 72 |
| Other comprehensive (loss)/income | 63 | 36 | (5) | (16) | 78 |
| **Balance April 29, 2005** | 190 | (11) | (15) | (15) | 150 |
| Other comprehensive (loss)/income | (13) | 26 | (9) | 1 | 5 |
| **Balance April 28, 2006** | 177 | 15 | (24) | (14) | 155 |
| Other comprehensive (loss)/income | 18 | (70) | 24 | 20 | (8) |
| Adoption of SFAS No. 158 | — | — | (209) | — | (209) |
| **Balance April 27, 2007** | **$195** | **$(55)** | **$(209)** | **$ 6** | **$ (62)** |

Translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. The tax (benefit)/expense on the unrealized (loss)/gain on derivatives in fiscal years 2007, 2006, and 2005 was $(38), $14, and $21, respectively. The tax benefit on the minimum pension liability was $5 and $3 in fiscal years 2006 and 2005, respectively. The minimum pension liability was eliminated at the end of fiscal year 2007 as a result of our adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). The tax expense/(benefit) on the unrealized gain/(loss) on investments in fiscal years 2007, 2006, and 2005 was $11, $1, and $(9), respectively.

Derivatives SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133) as amended, requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recorded currently through earnings or recognized in *accumulated other comprehensive (loss)/income* in the consolidated balance sheets until the hedged item is recognized in earnings. The changes in the fair value of the derivative will offset the change in fair value of the hedged asset, liability, net investment, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. The Company enters into contracts with major financial institutions that change in value as foreign exchange rates change. These contracts are designated either as cash flow hedges, net investment hedges, or freestanding derivatives. It is the Company's policy to enter into forward exchange derivative contracts only to the extent true exposures exist; the Company does not enter into forward exchange derivative contracts for speculative purposes. Principal currencies hedged are the Euro and the Japanese Yen. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of *prepaid expenses and other current assets, other assets, other accrued expenses,* or *other long-term liabilities* depending upon the gain or loss position of the contract and contract maturity date.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. Changes in value of derivatives designated as cash flow hedges are recorded in *accumulated other comprehensive (loss)/income* in the consolidated balance sheets until earnings are affected by the variability of the underlying cash flows. At that time, the applicable amount of gain or loss from the derivative instrument, that is deferred in shareholders' equity, is reclassified to earnings and is included in *other expense, net* or *cost of products sold* in the consolidated statements of earnings, depending on the underlying transaction that is being hedged.

The purpose of net investment hedges is to hedge the long-term investment (equity) in foreign operations. The gains and losses related to the change in the forward exchange rates of the net investment hedges are recorded currently in earnings as *other expense, net.* The gains and losses based on changes in the current exchange rates, or spot rates, are recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive (loss)/income* in the consolidated balance sheets.

In addition, the Company uses forward exchange contracts to offset its exposure to the change in value of certain foreign currency intercompany assets and liabilities. These forward exchange contracts are not designated as hedges, and therefore, changes in the value of these freestanding derivatives are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

Earnings Per Share Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

The table below sets forth the computation of basic and diluted earnings per share:

| | Fiscal Year | | |
|---|---|---|---|
| *(shares in millions)* | **2007** | 2006 | 2005 |
| **Numerator:** | | | |
| Net earnings | **$ 2,802** | $ 2,547 | $ 1,804 |
| **Denominator:** | | | |
| Basic—weighted average shares outstanding | **1,149.7** | 1,204.5 | 1,209.0 |
| Effect of dilutive securities: | | | |
| Employee stock options | **9.9** | 10.4 | 9.6 |
| Shares issuable upon conversion of Contingent Convertible Debentures | **0.2** | 0.7 | 0.7 |
| Other | **2.0** | 1.7 | 1.5 |
| Diluted—weighted average shares outstanding | **1,161.8** | 1,217.3 | 1,220.8 |
| Basic earnings per share | **$ 2.44** | $ 2.11 | $ 1.49 |
| Diluted earnings per share | **$ 2.41** | $ 2.09 | $ 1.48 |

The calculation of weighted average diluted shares outstanding excludes options for approximately 35 million, 12 million, and 11 million common shares in fiscal years 2007, 2006, and 2005, respectively, as the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted earnings per share.

### New Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN No. 48), which is an interpretation of SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on recognition, measurement, presentation, disclosure, and transition. FIN No. 48 is effective for the Company beginning with fiscal year 2008, with earlier adoption permitted. The Company is still evaluating the impact that the adoption of FIN No. 48 will have on the consolidated financial statements, but does not believe it will be material to the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective, for the Company, beginning the first quarter of fiscal year 2009. For certain types of financial instruments, SFAS No. 157 requires a limited form of retrospective transition, whereby the cumulative impact of the change in principle is recognized in the opening balance of retained earnings in the fiscal year of adoption. All other provisions of SFAS No. 157 will be applied prospectively beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 which requires the recognition of an asset or liability for the funded status of defined benefit pension and other post-retirement benefit plans in the statement of financial position. The funded status of a defined benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation (PBO); for any other defined benefit post-retirement plan, such as a retiree healthcare plan, the benefit obligation is the accumulated post-retirement benefit obligation. The initial incremental recognition of the funded status under SFAS No. 158 of our defined pension and other post-retirement benefit plans, as well as subsequent changes in our funded status that are not included in net periodic benefit cost will be reflected in *accumulated other comprehensive (loss)/income*. As of April 27, 2007, the net unfunded status of our defined benefit plans was $(2) and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders' equity of $209. Amounts recognized in *accumulated other comprehensive (loss)/income* are adjusted as they are subsequently recognized as a component of net periodic benefit cost. The method of calculating net periodic benefit cost will not change from existing guidance. SFAS No. 158 also prescribes enhanced disclosures, including current and long-term components of plan assets and liabilities, as well as amounts recognized in *accumulated other comprehensive (loss)/income* that will subsequently be recognized as a component of net periodic benefit cost in the following year. See Note 13 for additional information.

The funded status recognition and certain disclosure provisions of SFAS No. 158 are effective for the Company's fiscal year ended April 27, 2007. SFAS No. 158 also requires the consistent measurement of plan assets and benefit obligations as of the date of the Company's fiscal year-end statement of financial position effective for the Company's fiscal year ending April 25, 2008. A select number of the Company's plans, including the U.S. plans, currently have a January 31 measurement date. This standard will require the Company to change, in fiscal year 2008, that measurement date to match the date of the Company's fiscal year-end. The Company does not expect a material impact on the financial condition for those plans in which the Company has not adopted the requirement to measure the plan assets and benefit obligation as of the date of the balance sheet.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will be effective at the beginning of fiscal year 2009. The Company is still evaluating the impact that the adoption of SFAS No. 159 will have on the consolidated financial statements, but does not believe it will be material to the consolidated financial statements.

## 2. Special and Certain Litigation Charges

*Special Charges*

In fiscal year 2007 the Company concluded two intangible assets were impaired due to inadequate clinical results and the resulting delays in product development. As a result, in the fourth quarter of fiscal year 2007 the Company recorded a $59 after-tax ($98 pre-tax) special charge related to the impairments of intangible assets stemming from the July 1, 2005 acquisition of Transneuronix, Inc. (TNI) and the November 1, 2004 acquisition of Angiolink Corporation (Angiolink). TNI focused on the development of an implantable gastric stimulator to treat obesity. Angiolink focused on the development of wound closure devices for vascular procedures.

In fiscal year 2006, the Company recorded a $66 after-tax ($100 pre-tax) charitable donation to The Medtronic Foundation, which is a related party non-profit organization. The donation to The Medtronic Foundation was paid in the second quarter of fiscal year 2006.

There were no special charges in fiscal year 2005.

*(dollars in millions, except per share data)*

*Certain Litigation Charges*
In fiscal year 2007, the Company reached a settlement agreement with the United States Department of Justice which requires the government to obtain dismissal of the two qui tam civil suits and is conditioned upon such dismissal being obtained. To resolve the matter, Medtronic has entered into a five-year corporate integrity agreement effective upon dismissal of the two suits that further strengthens its employee training and compliance systems surrounding sales and marketing practices. The settlement agreement also reflects Medtronic's assertion that the Company and its current employees have not engaged in any wrongdoing or illegal activity. Medtronic also agreed to pay $40 pending dismissal of the related lawsuits, and recorded an expense in that amount in the first quarter of fiscal year 2007.

There were no certain litigation charges in fiscal year 2006.

In fiscal year 2005, the Company recorded after-tax certain litigation charges of $418 ($654 pre-tax). The largest of the charges, in the amount of $550 pre-tax, related to costs for the settlement of all outstanding litigation and disputes with Gary Michelson, M.D. and Karlin Technology, Inc. (Michelson). The agreement reached with Michelson required a total cash payment of $1,350 for the settlement of all ongoing litigation and the purchase of a portfolio of more than 100 issued U.S. patents, over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications. The $550 was assigned to past damages between the parties and was recorded as an expense in fiscal year 2005. The remaining consideration, including $3 of direct acquisition costs, was allocated between $628 of acquired technology based intangible assets and $175 of IPR&D that was expensed on the date of acquisition (May 18, 2005). Also, in fiscal year 2005, the Company recorded a pre-tax charge of $80 resulting from a final arbitration award for breach of contract damages related to a March 2002 agreement between the Company and ETEX Corporation (ETEX). The $80 included $64 in damages, interest, and partial legal fees and the forgiveness of an existing $17 note owed to the Company by ETEX. In the third quarter of fiscal year 2005, the Company recorded a pre-tax charge of $24 related to the DePuy/AcroMed litigation. The jury found that the thoracolumbar multiaxial screw design of Medtronic Sofamor Danek, Inc. (MSD), which MSD no longer sells in the U.S., infringed patents held by DePuy/AcroMed under the doctrine of equivalents. In February 2005, the Court entered judgment against MSD in the amount of $24, which included prejudgment interest. Given the judgment entered by the Court and the Company's conclusion that the incurrence of such an expense was both probable and could be reasonably estimated under SFAS No. 5 at that point and time, the Company recorded a $24 charge related to this judgment. MSD has appealed the jury's verdict and intends to continue to contest the charges vigorously. In fiscal year 2007, the Company paid the outstanding DePuy/AcroMed judgment and interest under protest.

### 3. Restructuring Charges

In fiscal year 2007, the Company recorded a $25 ($36 pre-tax) restructuring charge, which consisted of employee termination costs of $20 ($28 pre-tax) and asset write-downs of $5 ($8 pre-tax). These initiatives began in the fourth quarter of fiscal year 2007 and are designed to drive manufacturing efficiencies in the Company's Vascular business, downsize the Physio-Control business due to the Company's voluntary suspension of U.S. shipments, and rebalance resources within the Cardiac Rhythm Disease Management (CRDM) business in response to current market dynamics. The employee termination costs consist of severance and the associated costs of continued medical benefits, and outplacement services. The Company has identified approximately 900 positions for elimination which will be achieved through early retirement packages offered to employees, voluntary separations, and involuntary separations, as necessary. Of the positions identified for elimination, 196 have been eliminated as of April 27, 2007. The asset write-downs consist of a $4 after-tax charge for inventory write-downs, and a $1 after-tax charge for asset write-downs. The inventory and asset write-downs were recorded within *cost of products sold* in the consolidated statement of earnings. The restructuring initiatives are scheduled to be completed by the end of fiscal year 2008.

A summary of the activity related to the fiscal year 2007 restructuring initiatives is presented below:

| | Employee Termination Costs | Asset Write-downs | Total |
|---|---|---|---|
| **Balance at April 28, 2006** | $— | $— | $ — |
| Restructuring charges | 28 | 8 | 36 |
| Payments/write-downs | (5) | (8) | (13) |
| **Balance at April 27, 2007** | **$23** | **$ —** | **$ 23** |

In the first quarter of fiscal year 2008 the Company expects to incur additional charges related to its restructuring initiatives that began in the fourth quarter of fiscal year 2007. Part of the additional expense is anticipated from increased retirement benefits in the Company's defined benefit pension plans provided to those employees that elect early retirement. Additionally, the Company will recognize added expense associated with compensation provided to select employees whose employment terminates with the Company in the first quarter of fiscal year 2008 as part of the restructuring. These incremental costs were not accrued in fiscal year 2007 because they had not yet been communicated to the impacted employees.

There were no restructuring charges in fiscal years 2006 and 2005.

## 4. Acquisitions and IPR&D Charges

The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project's sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, the Company expects all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, and patent issuance, validity and litigation, if any. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

*Fiscal Year 2007*

On March 26, 2007, the Company acquired manufacturing assets, know-how, and an exclusive license to intellectual property related to the manufacture and distribution of EndoSheath products from Vision-Sciences, Inc. (VSI), which was accounted for as a purchase of assets. The license acquired from VSI will expand the Company's existing U.S. distribution rights of EndoSheath products to worldwide distribution rights. The EndoSheath is a sterile disposable sheath that fits over a fiberoptic endoscope preventing contamination of the scope during procedures and allowing reuse of the scope without further sterilization. The consideration paid was $27 in cash which was primarily allocated to technology-based intangible assets with an estimated useful life of 10 years. The purchase price is subject to increases triggered by the achievement of certain milestones.

On September 15, 2006, the Company acquired and/or licensed selected patents and patent applications owned by Dr. Eckhard Alt (Dr. Alt), or certain of his controlled companies in a series of transactions. In connection therewith, the Company also resolved all outstanding litigation and disputes with Dr. Alt and certain of his controlled companies. The agreements required the payment of total consideration of $75, $74 of which was capitalized as technology based intangible assets that had an estimated useful life of 11 years at the time of acquisition. The acquired patents or licenses pertain to the cardiac rhythm disease management field and have both current application and potential for future patentable commercial products.

On July 25, 2006, the Company acquired substantially all of the assets of Odin Medical Technologies, Ltd. (Odin), a privately held company. Prior to the acquisition, the Company had an equity investment in Odin, which was accounted for under the cost method of accounting. Odin focused on the manufacture of the PoleStar intra-operative Magnetic Resonance Image (iMRI)-Guidance System which was already exclusively distributed by the Company. This acquisition is expected to help the Company further drive the acceptance of iMRI guidance in neurosurgery. The consideration for Odin was approximately $21, which included $6 in upfront cash and a $2 milestone payment made in the three months ended October 27, 2006. The $8 in net cash paid resulted from the $21 in consideration less the value of the Company's prior investment in Odin and Odin's existing cash balance. In connection with the acquisition of Odin, the Company acquired $9 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $12 related to the acquisition was assigned entirely to the Spinal and Navigation operating segment. This goodwill is deductible for tax purposes. The results of operations related to Odin have been included in the Company's consolidated statements of earnings since the date of the acquisition. The pro forma impact of Odin was not significant to the results of the Company for the fiscal year ended April 27, 2007.

*Fiscal Year 2006*

On August 26, 2005, the Company acquired all the outstanding stock of Image-Guided Neurologics, Inc. (IGN), a privately held company.

*(dollars in millions, except per share data)*

Prior to the acquisition, the Company had an equity investment in IGN, which was accounted for under the cost method of accounting. IGN specialized in precision navigation and delivery technologies for brain surgery. The IGN product line includes the NexFrame disposable, "frameless" sterotactic head frame, which is used in conjunction with image-guided surgery systems during deep brain stimulation. This acquisition complements the Company's position in deep brain stimulation by offering instruments that simplify the procedure for surgeons and improve patient comfort during surgery. The total consideration for IGN was approximately $65, which includes $58 in net cash paid. The $58 in net cash paid results from the $65 in consideration less the value of the Company's prior investment in IGN and IGN's existing cash balance. As a result of the acquisition of IGN, the Company acquired $22 of intangible assets of which $22 are technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition. Goodwill of $41 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

| | |
|---|---|
| Current assets | $ 3 |
| Property, plant and equipment | 1 |
| Other intangible assets | 22 |
| Goodwill | 41 |
| Total assets acquired | 67 |
| Current liabilities | 1 |
| Deferred tax liability—long term | 1 |
| Total liabilities assumed | 2 |
| Net assets acquired | $65 |

On July 1, 2005, the Company acquired all of the outstanding stock of TNI, a privately held company. Prior to the acquisition, the Company had an equity investment in TNI, which was accounted for under the cost method of accounting. TNI focused on the development of an implantable gastric stimulator to treat obesity. This acquisition was expected to complement the Company's strategy to deliver therapeutic solutions for the worldwide challenges of obesity. The consideration for TNI was approximately $269, which included $227 in net cash paid. The $227 in net cash paid resulted from the $269 in consideration less the value of the Company's prior investment in TNI and TNI's existing cash balance. The purchase price is subject to increases triggered by the achievement of certain milestones. As a result of the acquisition of TNI, the Company acquired $55 of intangible assets of which $54 were technology-based intangible assets that had an estimated useful life of 15 years at the time of acquisition and $169 of IPR&D that was expensed on the date of acquisition related to a product being developed for the treatment of obesity by stimulation of the stomach that had not yet reached technological feasibility and for which no future alternative use had been identified. Goodwill of $51 related to the acquisition was assigned entirely to the Neurological operating segment. This goodwill is not deductible for tax purposes. In fiscal year 2007, the Company recognized an impairment charge related to the intangible assets acquired from TNI. See discussion in Note 2 for further information.

The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

| | |
|---|---|
| Current assets | $ 13 |
| Other intangible assets | 55 |
| IPR&D | 169 |
| Goodwill | 51 |
| Total assets acquired | 288 |
| Current liabilities | 14 |
| Deferred tax liability—long term | 5 |
| Total liabilities assumed | 19 |
| Net assets acquired | $269 |

The pro forma impact of the IGN and TNI acquisitions was not significant, individually or in the aggregate, to the results of the Company for fiscal year 2006. The results of operations related to each company have been included in the Company's consolidated statements of earnings since the date each company was acquired.

On May 18, 2005, the Company acquired substantially all of the spine-related intellectual property and related contracts, rights, and tangible materials owned by Michelson and settled all outstanding litigation and disputes between Michelson and the Company. The acquired patents pertain to novel spinal technology and techniques that have both current application and the potential for future patentable commercial products. The agreement requires the payment of total consideration of $1,350 for (i) the purchase of a portfolio of more than 100 issued U.S. patents, (ii) over 110 pending U.S. patent applications and numerous foreign counterparts to these patents and patent applications, and (iii) the settlement of all litigation. A value of $550 was assigned to the settlement of past damages between the parties and was recorded as an expense in the fourth quarter of fiscal year 2005. The remaining consideration, including $3 of direct acquisition costs, was allocated between $628 of acquired technology based intangible assets that had an estimated useful life of 17 years at the time of acquisition and $175 of IPR&D that was expensed on the date of acquisition related to spinal technology based devices that had not yet reached technological feasibility and had no future alternative use. The patents pertain to novel spinal technology and techniques that have the potential for future patentable commercial products in the area of spinal surgery. During the first quarter of fiscal year 2006, the Company paid $1,320 and committed to three future installments of $10 to be paid in May 2006, 2007, and 2008. The first two installments of $10 were paid in May 2006 and 2007.

During the first quarter of fiscal year 2006, the Company also entered into a royalty bearing, non-exclusive patent cross-licensing agreement with NeuroPace, Inc. Under the terms of the agreement, the two companies cross-licensed patents and patent applications of neurological technology related to direct electrical stimulation or monitoring of the brain. On the date of the agreement, $20 was expensed as IPR&D related to the licensed technology since technological feasibility of the project had not yet been reached and such technology had no future alternative use. This licensed technology is expected to enhance the Company's ability to further develop and expand its therapies for neurological disorders.

*Fiscal Year 2005*

On November 1, 2004, the Company acquired all of the outstanding stock of Angiolink, a privately held company that developed wound closure devices for vascular procedures. Angiolink's EVS (Expanding Vascular Stapling) Vascular Closure System, which has received U.S. Food and Drug Administration (FDA) approval, is engineered to close the femoral artery access site after vascular procedures, such as diagnostic angiography, balloon angioplasty, and stenting. The net consideration paid for Angiolink was approximately $42 in cash, subject to purchase price increases triggered by the achievement of certain milestones. The net cash purchase price of $42 is the net difference of the $45 purchase price, including direct acquisition costs, less $3 of acquired cash. In connection with the acquisition of Angiolink, the Company acquired $62 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition and $11 in goodwill. The goodwill was assigned entirely to the Vascular operating segment and is not deductible for tax purposes. In fiscal year 2007, the Company recognized an impairment charge related to the intangible assets acquired from Angiolink. See discussion in Note 2 for further information.

The following table summarizes the allocation of the Angiolink purchase price to the estimated fair values of the assets acquired and liabilities assumed:

| | |
|---|---|
| Current assets | $ 3 |
| Property, plant and equipment | 1 |
| Other intangible assets | 62 |
| Goodwill | 11 |
| Deferred tax asset—long-term | 5 |
| Total assets acquired | 82 |
| Current liabilities | 3 |
| Deferred tax liability—long-term | 34 |
| Total liabilities assumed | 37 |
| Net assets acquired | $45 |

On August 25, 2004, the Company acquired substantially all of the assets of Coalescent Surgical, Inc. (Coalescent). Coalescent developed the U-Clip Anastomotic Device and the SPYDER Proximal Anastomotic Device. The U-Clip device creates high-quality anastomoses (a seamless connection) without sutures and is primarily used in coronary artery bypass surgery. The SPYDER device automatically deploys a series of U-Clip devices when attaching the bypass graft to the aorta. This acquisition complemented the Company's surgical product line and strategy to develop technologies to promote surgical procedures that produce better patient outcomes, and reduce trauma and hospitalization. The consideration paid for Coalescent was approximately $65 in cash, including a $5 milestone payment made in March 2005 for the successful transition of product and technology to the Company following the acquisition and a $6 payment made in December 2005 related to the release of an indemnification escrow established at the date of acquisition. In connection with the acquisition of Coalescent, the Company acquired $42 of technology-based intangible assets that had an estimated useful life of 12 years at the time of acquisition, $2 of other intangible assets with an estimated useful life of 5 years, and $18 of goodwill, including the $5 milestone payment and $6 payment related to the release of the indemnification escrow. The goodwill was assigned entirely to the Cardiac Surgery operating segment and is deductible for tax purposes.

*(dollars in millions, except per share data)*

The following table summarizes the allocation of the Coalescent purchase price to the estimated fair values of the assets acquired and liabilities assumed:

| | |
|---|---|
| Current assets | $ 3 |
| Property, plant and equipment | 1 |
| Other intangible assets | 44 |
| Goodwill | 18 |
| Total assets acquired | 66 |
| Current liabilities | 1 |
| Total liabilities assumed | 1 |
| Net assets acquired | $65 |

The pro forma impact of the Angiolink and Coalescent acquisitions was not significant, individually or in the aggregate, to the results of operations of the Company for the fiscal year ended April 29, 2005. The results of operations related to each company acquired have been included in the Company's consolidated statements of earnings since the date each company was acquired.

*Contingent Consideration*

Certain of the Company's acquisitions involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. While it is not certain if and/or when these payments will be made, the Company has developed an estimate of the potential contingent consideration for each of its acquisitions with an outstanding potential obligation. At April 27, 2007, the estimated potential amount of future contingent consideration that the Company is expected to pay associated with all acquisitions is approximately $64. The milestones associated with the contingent consideration must be reached in future periods ranging from fiscal years 2008 to 2013 in order for the consideration to be paid.

## 5. Financial Instruments and Investments

Investments The carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Information regarding the Company's *short-term* and *long-term investments* is as follows:

| | Fiscal Year | | | | | |
|---|---|---|---|---|---|---|
| | **2007** | | 2006 | | 2005 | |
| | **Debt** | **Equity** | Debt | Equity | Debt | Equity |
| Cost | **$ 4,840** | **$175** | $3,901 | $184 | $2,506 | $241 |
| Gross unrealized gains | **5** | **16** | — | 6 | 1 | 3 |
| Gross unrealized losses | **(10)** | **(1)** | (27) | — | (24) | (2) |
| Fair value | **$ 4,835** | **$190** | $3,874 | $190 | $2,483 | $242 |
| Proceeds from sales | **$10,870** | **$ 24** | $6,625 | $ 2 | $ 790 | $ 17 |
| Net gains/(losses) realized | **$ 2** | **$ 16** | $ (1) | $ — | $ (1) | $ 11 |
| Impairment losses recognized | **$ 4** | **$ 22** | $ 3 | $ 42 | $ — | $ 6 |

As of April 27, 2007, the Company has $606 in debt securities that have been in an unrealized loss position for more than twelve months. The aggregate amount of unrealized losses for these investments is $7. These investments are in high quality, investment grade securities but are currently in a loss position due to increases in interest rates. The Company considers these unrealized losses temporary as it has the intent and ability to hold these investments long enough to avoid realizing any significant losses. The total fair value of all investments currently in an unrealized loss position as of April 27, 2007 is $2,100.

As of April 27, 2007, the aggregate carrying amount of equity securities accounted for using the cost or equity method was $150. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company's investment may not be recoverable. The fair value of *cost or equity* method investments is not estimated if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses recognized on AFS debt instruments are recorded in *interest income, net* in the consolidated statements of earnings. Gains and losses recognized on equity instruments are recorded in *other expense, net* in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

The Company lends certain fixed income securities to enhance its investment income. These lending activities are collateralized at an average rate of 102 percent, with the collateral determined based on the underlying securities and creditworthiness of the borrowers. The value of the securities on loan at April 27, 2007 and April 28, 2006 was $1,318 and $362, respectively.

Derivatives and Foreign Exchange Risk Management The Company uses operational and economic hedges, as well as forward exchange derivative contracts to manage the impact of foreign exchange rate changes on earnings and cash flows. In order to reduce the uncertainty of foreign exchange rate movements, the Company enters into derivative instruments, primarily forward exchange contracts, to manage its exposure related to foreign exchange rate changes. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets, liabilities, net investments, and probable commitments. At inception of the forward contract, the derivative is designated as either a freestanding derivative, net investment hedge, or cash flow hedge. Principal currencies hedged are the Euro and the Japanese Yen. The Company does not enter into forward exchange derivative contracts for speculative purposes.

Notional amounts of these contracts outstanding at April 27, 2007 and April 28, 2006 were $5,372 and $1,561, respectively. All derivative instruments are recorded at fair value in the consolidated balance sheets, as a component of *prepaid expenses and other current assets, other assets, other accrued expenses,* or *other long-term liabilities* depending upon the gain or loss position of the contract and contract maturity date. Aggregate foreign currency gains/(losses) were $22, $52, and $(98), in fiscal years 2007, 2006 and 2005, respectively. These gains/(losses), which were offset by gains/(losses) on the related assets, liabilities, and transactions being hedged, were recorded in either *other expense, net* or *cost of products sold* in the consolidated statements of earnings. As a result of hedging inventory-related forecasted transactions, the Company recognized gains/(losses) of $1 and $(40) in *cost of products sold* in the consolidated statements of earnings in fiscal years 2007 and 2006, respectively; the remaining $21 and $92 gain was recognized in *other expense, net* in the consolidated statements of earnings for fiscal years 2007 and 2006, respectively.

Freestanding derivative forward contracts are used to offset the Company's exposure to the change in value of certain foreign currency intercompany assets and liabilities. These derivatives are not designated as hedges, and, therefore, changes in the value of these forward contracts are recognized currently in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities. The aggregate foreign currency transaction gains/(losses) were $(9), $(3), and $6 in fiscal years 2006, 2005, and 2004, respectively, and are recognized in *other expense, net* in the consolidated statements of earnings.

Net investment hedges are used to hedge the long-term investment (equity) in foreign operations. Net gains/(losses) related to changes in the current rates, or spot rates, were $(41), $57, and $(83) during fiscal years 2007, 2006, and 2005, respectively, and recorded as a cumulative translation adjustment, a component of *accumulated other comprehensive (loss)/ income* in the consolidated balance sheets. Net gains associated with changes in forward rates of the contracts totaled $23, $15, and $8 in fiscal years 2007, 2006, and 2005, respectively, and are reflected in *other expense, net* in the consolidated statements of earnings.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions, denominated in a foreign currency, that will take place in the future. Net unrealized gains/(losses) related to the Company's outstanding cash flow hedges totaled $(55) and $15 in fiscal years 2007 and 2006, respectively, and were recorded in *accumulated other comprehensive (loss)/income* in the consolidated balance sheets. During fiscal years 2007, 2006, and 2005, the Company's net gains/(losses) related to the settlement of cash flow hedges were $8, $40, and $(112), respectively. In fiscal years 2007, 2006, and 2005, gains/(losses) of $7, $80, and $(149) were recorded as *other expense, net* and gains/(losses) of $1, $(40), and $37 were recorded in *cost of products sold* in the consolidated statements of earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2007, 2006, and 2005. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2007, 2006, and 2005.

In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company's fixed-rate $400 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent.

*(dollars in millions, except per share data)*

The following table summarizes activity *in accumulated other comprehensive (loss)/income* related to all derivatives classified as cash flow hedges in fiscal years 2007, 2006, and 2005 (amounts are net of tax):

| | |
|---|---|
| **Accumulated derivative losses, April 30, 2004** | $(47) |
| Net losses reclassified to earnings | 66 |
| Change in fair value of hedges | (30) |
| **Accumulated derivative losses, April 29, 2005** | (11) |
| Net gains reclassified to earnings | (14) |
| Change in fair value of hedges | 40 |
| **Accumulated derivative gains, April 28, 2006** | 15 |
| Net gains reclassified to earnings | (11) |
| Change in fair value of hedges | (59) |
| **Accumulated derivative losses, April 27, 2007** | **$(55)** |

The Company expects that the $(55), net of tax, in accumulated *derivative* losses at April 27, 2007 will be reflected in the consolidated statements of earnings over the next twelve months.

Concentrations of Credit Risk Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts, and trade accounts receivable.

The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including forward exchange contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with national healthcare systems in many countries. Although the Company does not currently foresee a credit risk associated with these receivables, repayment is dependent upon the financial stability of the economies of those countries. As of April 27, 2007 and April 28, 2006, no customer represented more than 10 percent of the outstanding accounts receivable.

## 6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal years 2007 and 2006 are as follows:

| | Fiscal Year | |
|---|---|---|
| | **2007** | 2006 |
| Beginning balance | **$4,346** | $4,281 |
| Goodwill as a result of acquisitions | **16** | 104 |
| Purchase accounting adjustments, net[1] | **(41)** | (32) |
| Currency adjustment, net | **6** | (7) |
| Ending balance | **$4,327** | $4,346 |

*(1) Fiscal years 2007 and 2006 included $41 and $32, respectively, related to the reversal of tax valuation allowances on deferred tax assets previously established with certain acquisitions.*

The Company completed its fiscal years 2007, 2006, and 2005 impairment tests of all goodwill and concluded there were no impairments.

Balances of *acquired intangible* assets, excluding goodwill, are as follows:

| | Purchased Technology and Patents | Trademarks and Tradenames | Other | Total |
|---|---|---|---|---|
| **Amortizable intangible assets as of April 27, 2007:** | | | | |
| Original cost | **$1,754** | **$ 265** | **$ 217** | **$2,236** |
| Accumulated amortization | **(519)** | **(150)** | **(134)** | **(803)** |
| Carrying value | **$1,235** | **$ 115** | **$ 83** | **$1,433** |
| Weighted average original life (in years) | **14.5** | **10.0** | **10.2** | |
| **Amortizable intangible assets as of April 28, 2006:** | | | | |
| Original cost | $1,761 | $ 265 | $ 230 | $2,256 |
| Accumulated amortization | (423) | (124) | (117) | (664) |
| Carrying value | $1,338 | $ 141 | $ 113 | $1,592 |
| Weighted average original life (in years) | 14.7 | 10.0 | 9.7 | |

Amortization expense for fiscal years 2007, 2006, and 2005 was $182, $175, and $128, respectively. See Note 2 for discussion of the special charges recorded in fiscal year 2007 and the impact on the above balances.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets is as follows:

| Fiscal Year | Amortization Expense |
|---|---|
| 2008 | $ 172 |
| 2009 | 164 |
| 2010 | 158 |
| 2011 | 145 |
| 2012 | 120 |
| Thereafter | 674 |
| | $1,433 |

## 7. Financing Arrangements

Debt consisted of the following:

| | | April 27, 2007 | | April 28, 2006 | |
|---|---|---|---|---|---|
| | Maturity by Fiscal Year | Payable | Average Interest Rate | Payable | Average Interest Rate |
| Short-Term Borrowings: | | | | | |
| Contingent convertible debentures | 2008–2022 | $ – | – | $1,971 | 1.25% |
| Bank borrowings | 2008 | 255 | 0.83% | 270 | 0.31% |
| Commercial paper | 2008 | 249 | 5.29% | 190 | 4.67% |
| Current portion of capital lease obligations | 2008 | 5 | 5.19% | 6 | 5.20% |
| **Total Short-Term Borrowings** | | $ 509 | | $2,437 | |
| Long-Term Debt: | | | | | |
| Contingent convertible debentures | 2008–2022 | $ 94 | 1.25% | $ – | – |
| 2011 senior convertible notes | 2011 | 2,200 | 1.50% | 2,200 | 1.50% |
| 2010 senior notes | 2011 | 400 | 4.38% | 400 | 4.38% |
| 2013 senior convertible notes | 2013 | 2,200 | 1.63% | 2,200 | 1.63% |
| 2015 senior notes | 2016 | 600 | 4.75% | 600 | 4.75% |
| Other | 2008–2013 | 84 | 5.38% | 86 | 5.38% |
| **Total Long-Term Debt** | | $5,578 | | $5,486 | |

Senior Convertible Notes In April 2006, the Company issued $2,200 of 1.500 percent Senior Convertible Notes due 2011 and $2,200 of 1.625 percent Senior Convertible Notes due 2013 (collectively, the Senior Convertible Notes). The Senior Convertible Notes were issued at par and pay interest in cash semi-annually in arrears on April 15 and October 15 of each year. The Senior Convertible Notes are unsecured unsubordinated obligations and rank equally with all other unsecured and unsubordinated indebtedness. The Senior Convertible Notes have an initial conversion price of $56.14 per share. The Senior Convertible Notes may only be converted: (i) during any calendar quarter if the closing price of the Company's common stock reaches 140 percent of the conversion price for 20 trading days during a specified period, or (ii) if specified distributions to holders of the Company's common stock are made or specified corporate transactions occur, or (iii) during the last month prior to maturity of the applicable notes. Upon conversion, a holder would receive: (i) cash equal to the lesser of the principal amount of the note or the conversion value and (ii) to the extent the conversion value exceeds the principal amount of the note, shares of the Company's common stock, cash, or a combination of common stock and cash, at the Company's option. In addition, upon a change in control, as defined, the holders may require the Company to purchase for cash all or a portion of their notes for 100 percent of the principal amount of the notes plus accrued and unpaid interest, if any, plus a number of additional make-whole shares of the Company's common stock, as set forth in the applicable indenture. The indentures under which the Senior Convertible Notes were issued contain customary covenants. A total of $2,500 of the net proceeds from these note issuances were used to repurchase common stock. In April 2007, pursuant to provisions in the indentures relating to the Company's increase of its quarterly dividend to

*(dollars in millions, except per share data)*

shareholders, the conversion rates for each of the Senior Convertible Notes changed from 17.8113 to 17.8315, which correspondingly changed the conversion price per share for each of the Senior Convertible Notes from $56.14 to $56.08.

Under EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" (EITF 00-19), the notes are accounted for similar to traditional convertible debt (that is, as a combined instrument) because the conversion spread meets the requirements of EITF 00-19, including the provisions contained in paragraphs 12–32 of EITF 00-19. Accordingly, the "conversion spread" is not separated as a derivative.

Concurrent with the issuance of the Senior Convertible Notes, the Company purchased call options on its common stock in private transactions. The call options allow the Company to receive shares of the Company's common stock and/or cash from counterparties equal to the amounts of common stock and/or cash related to the excess conversion value that it would pay to the holders of the Senior Convertible Notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related Senior Convertible Notes or the first day all of the related Senior Convertible Notes are no longer outstanding due to conversion or otherwise. The call options, which cost an aggregate $1,075 ($699 net of tax benefit), were recorded as a reduction of shareholders' equity.

In separate transactions, the Company sold warrants to issue shares of the Company's common stock at an exercise price of $76.56 per share in private transactions. Pursuant to these transactions, warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2011 and warrants for 41 million shares of the Company's common stock may be settled over a specified period beginning in July 2013 (the "settlement dates"). If the average price of the Company's common stock during a defined period ending on or about the respective settlement dates exceeds the exercise price of the warrants, the warrants will be settled in shares of the Company's common stock. Proceeds received from the issuance of the warrants totaled approximately $517 and were recorded as an addition to shareholders' equity. In April 2007, certain of the holders requested adjustment to the exercise price of the warrants from $76.56 to $76.47 pursuant to the provisions of the warrants relating to our payment of dividends to common shareholders.

EITF 00-19 provides that contracts are initially classified as equity if (1) the Contract requires physical settlement or net-share settlement, or (2) the Contract gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of the Company's purchased call options and sold warrant contracts provide for net cash settlement for the particular contract or net share settlement, depending on the method of settlement, as discussed above, which is at the option of Medtronic. Based on the guidance from EITF 00-19 and SFAS No. 133, the purchased call option contracts should be recorded as a reduction of equity and the warrants should be recorded as an addition to equity as of the trade date. SFAS No. 133 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its statement of financial position. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity.

Senior Notes In September 2005, the Company issued two tranches of Senior Notes with the aggregate face value of $1,000. The first tranche consisted of $400 of 4.375 percent Senior Notes due 2010 and the second tranche consisted of $600 of 4.750 percent Senior Notes due 2015. Each tranche was issued at a discount which resulted in an effective interest rate of 4.433 percent and 4.760 percent for the five and ten year Senior Notes, respectively. Interest on each series of Senior Notes is payable semi-annually, on March 15 and September 15 of each year. The Senior Notes are unsecured unsubordinated obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which Senior Notes were issued contain customary covenants. The Company used the net proceeds from the sale of the Senior Notes for repayment of a portion of its commercial paper.

In November 2005, the Company entered into a five year interest rate swap agreement with a notional amount of $200. This interest rate swap agreement was designated as a fair value hedge of the changes in fair value of a portion of the Company's fixed-rate $400 Senior Notes due 2010. The Company pays variable interest equal to the three-month London Interbank Offered Rate (LIBOR) minus 55 basis points and it receives a fixed interest rate of 4.375 percent.

**Contingent Convertible Debentures** In September 2001, the Company completed a $2,013 private placement of 1.250 percent Contingent Convertible Debentures due September 2021 (Old Debentures). Interest is payable semi-annually. Each Old Debenture is convertible into shares of common stock at an initial conversion price of $61.81 per share; however, the Old Debentures are not convertible before their final maturity unless the closing price of our common stock reaches 110 percent of the conversion price for 20 trading days during a consecutive 30 trading day period. In September 2002 and 2004, as a result of certain holders of the Old Debentures exercising their put options, the Company repurchased $39 and $1, respectively, of the Old Debentures for cash. On January 24, 2005, the Company completed an exchange offer whereby holders of approximately $1,930 of the total principal amount of the Old Debentures exchanged their existing securities for an equal principal amount of 1.250 percent Contingent Convertible Debentures, Series B due 2021 (New Debentures), as described below. Following the completion of the exchange offer, the Company repurchased approximately $2 of the Old Debentures for cash.

The terms of the New Debentures are consistent with the terms of the Old Debentures noted above, except that: (i) the New Debentures require the Company to settle all conversions for a combination of cash and shares of our common stock, if any, in lieu of only shares. Upon conversion of the New Debentures the Company will pay holders cash equal to the lesser of the principal amount of the New Debentures or their conversion value, and shares of the Company's common stock to the extent the conversion value exceeds the principal amount of the New Debentures; and (ii) the New Debentures require the Company to pay only cash (in lieu of shares of the Company's common stock or a combination of cash and shares of our common stock) when the Company repurchases the New Debentures at the option of the holder or when the Company repurchases the New Debentures in connection with a change of control.

In September 2006, as a result of certain holders of the New Debentures and Old Debentures exercising their put options, the Company repurchased $1,835 of the New Debentures for cash and $42 of the Old Debentures for cash. The Company may be required to repurchase the remaining debentures at the option of the holders in September 2008, 2011, or 2016. Twelve months prior to the put options becoming exercisable, the remaining balance of the New Debentures and the Old Debentures will be classified as *short-term borrowings*. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as *long-term debt*. Accordingly, during the second quarter of fiscal year 2007, $93 of New Debentures and $1 of the Old Debentures were reclassified from *short-term borrowings* to *long-term debt* as a result of the September 2006 put option expiring. For put options exercised by the holders of the New Debentures and the Old Debentures, the purchase price is equal to the principal amount of the applicable debenture plus any accrued and unpaid interest thereon to the repurchase date. If the put option is exercised, the Company will pay holders the repurchase price solely in cash (or, for the Old Debentures, in cash or stock at our option). As of April 27, 2007, approximately $93 aggregate principal amount of New Debentures remain outstanding and approximately $1 aggregate principal amount of Old Debentures remain outstanding. The Company can redeem the debentures for cash at any time.

**Commercial Paper** The Company maintains a commercial paper program that allows the Company to have a maximum of $2,250 in commercial paper outstanding, with maturities up to 364 days from the date of issuance. At April 27, 2007 and April 28, 2006, outstanding commercial paper totaled $249 and $190, respectively. During fiscal years 2007 and 2006, the weighted average original maturity of the commercial paper outstanding was approximately 56 and 31 days, respectively, and the weighted average interest rate was 5.26 percent and 3.86 percent, respectively.

**Bank Borrowings** Bank borrowings consist primarily of borrowings from non-U.S. banks at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

**Credit Arrangements** The Company has existing lines of credit of approximately $2,433 with various banks at April 27, 2007. The existing lines of credit include a five-year $1,750 syndicated credit facility dated December 20, 2006 that will expire on December 20, 2011 (New Facility). This New Facility replaced two credit facilities; one for $1,000 which was scheduled to expire in January 2010, and a $750 facility which was scheduled to expire in January 2007.

The New Facility provides the Company with the ability to increase its capacity by an additional $500 at any time during the life of the five-year term of the agreement. The Company can also request the extension of the New Facility maturity date for one additional

*(dollars in millions, except per share data)*

year, at the first and second anniversary of the date of this facility. The New Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes.

Interest rates on these borrowings are determined by a pricing matrix, based on the Company's long-term debt ratings, assigned by Standard and Poor's Ratings Group and Moody's Investors Service. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates.

Maturities of long-term debt, including capital leases, for the next five fiscal years are as follows:

| Fiscal Year | Obligation |
|---|---|
| 2008 | $ 5 |
| 2009 | 106 |
| 2010 | 14 |
| 2011 | 2,617 |
| 2012 | 18 |
| Thereafter | 2,823 |
| Total long-term debt | 5,583 |
| Less: Current portion of long-term debt | 5 |
| Long-term portion of long-term debt | $5,578 |

The Company has sold specific pools of trade receivables in Japan. During fiscal year 2007 and 2006 no trade receivables were sold, and in fiscal year 2005, the Company sold approximately $146 of its trade receivables to financial institutions in Japan. Additionally, the Company entered into agreements to sell specific pools of receivables in Italy in the amount of $37, $53, and $4 in fiscal years 2007, 2006, and 2005 respectively. The discount cost related to the Japan and Italy sales was insignificant and recorded in *interest income, net* in the consolidated statements of earnings.

## 8. Interest Income, Net

Interest income and interest expense for fiscal years 2007, 2006, and 2005 are as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Interest income | $(382) | $(203) | $(100) |
| Interest expense | 228 | 116 | 55 |
| Interest income, net | $(154) | $ (87) | $ (45) |

## 9. Shareholders' Equity

Repurchase of Common Stock In October 2005, the Company's Board of Directors authorized the repurchase of 40 million shares of the Company's stock and in April 2006, the Board of Directors made a special authorization for the Company to repurchase up to 50 million shares in connection with the $4,400 Senior Convertible Note offering (see Note 7 for further discussion). Shares are repurchased from time to time to support the Company's stock-based compensation programs and to take advantage of favorable market conditions. The Company repurchased approximately 21.7 million and 68.9 million shares at an average price of $47.83 and $52.12, respectively, during fiscal years 2007 and 2006. The amounts disclosed as repurchased for fiscal year 2007 include 544,224 shares that the Company obtained as part of the final settlement of the previously announced and executed accelerated share repurchase program. Excluding the shares obtained in the settlement of the accelerated share repurchase program, for fiscal year 2007 we repurchased 21.2 million shares at an average price of $49.06. As of April 27, 2007, the Company has approximately 15.1 million shares remaining under the buyback authorizations.

Shareholder Rights Plan On October 26, 2000, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred share purchase right (a "right") for each outstanding share of common stock with a par value $.10 per share. Each right will allow the holder to purchase 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share, once the rights become exercisable. The rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group (the Acquiring Person) has acquired 15 percent or more of the Company's common stock or 15 business days after the announcement of a tender offer which would increase the Acquiring Person's beneficial ownership to 15 percent or more of the Company's common stock. After any person or group has become an Acquiring Person, each right entitles the holder (other than the Acquiring Person) to purchase, at the exercise price, common stock of the Company having a market price of two times the exercise price. If the Company is acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right.

The Board of Directors may redeem the rights for $0.005 per right at any time before any person or group becomes an Acquiring Person. The Board may also reduce the threshold at which a person or group becomes an Acquiring Person from 15 percent to no less than 10 percent of the outstanding common stock. The rights expire on October 26, 2010.

## 10. Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (ESOP) for eligible U.S. employees. In December 1989, the ESOP borrowed $40 from the Company and used the proceeds to purchase 18,932,928 shares of the Company's common stock. Shares of common stock acquired by the plan were allocated to each employee in amounts based on Company performance and the employee's annual compensation. An allocation of 2.50 percent of qualified compensation was made to plan participants' accounts in fiscal year 2005. Prior to fiscal year 2006, the Company match on the supplemental retirement plan (SRP) was also made in the form of an annual allocation of Medtronic stock to the participants' ESOP account.

Fiscal year 2005 was the final year of the ESOP allocation, as all shares were either allocated or committed to be allocated at April 29, 2005. The ESOP made the final principal and interest payment to the Company upon commitment of the final shares to the participants, as required under the original terms of the loan. Prior to the fiscal year 2005 repayment of the remaining principal balance of the note, the receivable from the ESOP was recorded as a reduction of the Company's shareholders' equity. The allocated and unallocated shares of the ESOP are treated as outstanding common stock in the computation of basic earnings per share. As a result of the final ESOP share allocation in fiscal year 2005, contributions to the SRP for U.S. employees are now made in cash.

Up to and including fiscal year 2005, the Company made contributions to the plan which were used, in part, by the ESOP to make principal and interest payments. ESOP expense was determined by debt service requirements, offset by dividends received by the ESOP. ESOP expense for fiscal year 2005 was $35. In addition to the fiscal year 2005 allocation of shares to the ESOP, the Company made a $33 cash contribution to the ESOP to supplement the portion of the Company's ESOP and SRP requirements that were not covered by the remaining unallocated shares in the ESOP as of April 29, 2005.

At April 27, 2007 cumulative allocated shares remaining in the trust are 12.7 million.

## 11. Stock Purchase and Award Plans

Effective April 29, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)) which replaced SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25). Under the fair value recognition provisions of SFAS No. 123(R), the Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method of adopting SFAS No. 123(R), under which prior periods are not retroactively restated. The provisions of SFAS No. 123(R) apply to awards granted after the April 29, 2006 effective date. Stock-based compensation expense for the non-vested portion of awards granted prior to the effective date is being recognized over the remaining service period using the fair-value based compensation cost estimated for SFAS No. 123 pro forma disclosures. Total stock-based compensation expense included in our statement of earnings for the fiscal year ended April 27, 2007 was $127 ($185 pre-tax).

Stock Options Stock option awards are granted at exercise prices equal to the closing price of the Company's common stock on the grant date. The majority of the Company's stock option awards are non-qualified stock options with a ten-year life and a four-year ratable vesting term. The Company currently grants stock options under the Medtronic, Inc. 2003 Long-Term Incentive Plan (2003 Plan) and the Medtronic, Inc. 1998 Outside Directors Stock Compensation Plan (Directors Plan). The 2003 plan was approved by the Company's shareholders in August 2003 and provides for the grant of nonqualified and incentive stock options, stock appreciation rights, restricted stock, performance shares, and other stock and cash-based awards. The Directors Plan, a stock compensation plan for outside directors, was adopted in fiscal year 1998 and replaced the provisions in the 1994 stock award plan relating to awards granted to outside directors. As of April 27, 2007, there were approximately 25 million and 2 million shares available for future grants under the 2003 Plan and Directors Plan, respectively.

Restricted Stock Awards Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted

*(dollars in millions, except per share data)*

to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest between three- and five-year periods. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock that will cliff vest only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. The Company grants restricted stock awards under the 2003 Plan and the Directors Plan.

Employee Stock Purchase Plan The Medtronic, Inc. 2005 Employee Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company's common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company's common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $41.33 per share in the fiscal year ended April 27, 2007. As of April 27, 2007, plan participants have had approximately $6 withheld to purchase Company common stock at 85 percent of its market value on June 29, 2007, the last trading day before the end of the calendar quarter purchase period. At April 27, 2007, approximately 7 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company's stock price, and expected dividends.

The expense recognized for shares purchased under our ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The fair value of restricted stock awards equals the Company's closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

| | Fiscal Year | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Weighted Average Fair Value of options granted | **$11.72** | $15.53 | $8.50 |
| Assumptions used: | | | |
| Expected life (years)[(a)] | **4.83** | 5.00 | 3.00 |
| Risk-free interest rate[(b)] | **4.66%** | 4.28% | 3.34% |
| Volatility[(c)] | **19.9%** | 25.0% | 22.5% |
| Dividend yield[(d)] | **0.90%** | 0.69% | 0.67% |

*(a)* **Expected life:** *The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company believes that historical data currently represents the best estimate of the expected life of a new employee option. The Company examined its historical pattern of option exercises and determined that relative to the employee population as a whole, management employees held their stock options longer prior to exercising compared to the rest of the employee population. Therefore, the Company stratifies its employee population based upon these distinctive exercise behavior patterns. Prior to adopting SFAS No. 123(R), the Company used one pool, the entire employee population, for estimating the expected life assumptions.*

*(b)* **Risk-free interest rate:** *The rate is based on the yield on the grant date of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the option's expected term.*

*(c)* **Volatility:** *Beginning in the third quarter of fiscal year 2007, the expected volatility is based on a blend of historical volatility and an implied volatility of the Company's common stock. Implied volatility is based on market traded options of the Company's common stock. Prior to the third quarter of fiscal year 2007, the Company calculated the expected volatility based exclusively on historical volatility.*

*(d)* **Dividend yield:** *The dividend yield rate is calculated by dividing the Company's annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.*

Stock-Based Compensation Expense Prior to adopting SFAS No. 123(R), the Company accounted for stock-based compensation under APB Opinion No. 25 using the intrinsic value method and the impact of the fair value method on the Company's net earnings was disclosed on a pro forma basis in the Notes to the consolidated financial statements. In the pro forma disclosures, the Company recognized stock-based compensation expense based on the stated vesting period, rather than the time to achieve retirement eligibility. Upon adopting SFAS No. 123(R), the Company changed its method of recognition and now recognizes stock-based compensation expense based on the substantive vesting period for all new awards. As a result, compensation expense related to stock options granted prior to fiscal year 2007 that are subject to accelerated vesting upon retirement eligibility is being recognized over the stated vesting term of the grant. If the Company had historically accounted for stock-based awards made to retirement eligible individuals under the requirements of SFAS No. 123(R), the pro forma expense disclosed below would have been increased by $2 for the fiscal year ended April 28, 2006. There was no stock-based compensation expense capitalized as it was deemed immaterial.

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ significantly from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the statement of earnings classification of pre-tax stock-based compensation expense, for options, ESPP, and restricted stock awards, recognized for the fiscal year ended April 27, 2007:

| | Fiscal Year |
|---|---|
| | 2007 |
| Cost of sales | $ 19 |
| Research and development expense | 39 |
| Selling, general and administrative expense | 127 |
| | $185 |

The following table illustrates the effect on net earnings and net earnings per share for fiscal years 2006 and 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation:

| | Fiscal Year | |
|---|---|---|
| | 2006 | 2005 |
| Net earnings, as reported | $2,547 | $1,804 |
| Add: Stock-based compensation expense included in net earnings[1] | 16 | 12 |
| Less: Stock-based compensation expense determined under fair value based method for all awards[1] | (142) | (224) |
| Pro forma net earnings | $2,421 | $1,592 |
| Basic earnings per share: | | |
| As reported | $ 2.11 | $ 1.49 |
| Pro forma | $ 2.01 | $ 1.32 |
| Diluted earnings per share: | | |
| As reported | $ 2.09 | $ 1.48 |
| Pro forma | $ 1.98 | $ 1.31 |

*(1) Compensation expense is net of related tax effects.*

Tax Impacts of Stock-Based Compensation Prior to the adoption of SFAS No. 123(R), benefits of tax deductions in excess of recognized share-based compensation expense were reported on the consolidated statement of cash flows as operating cash flows. Under SFAS No. 123(R), such excess tax benefits are reported as financing cash flows. Although total cash flows under SFAS No. 123(R) remain unchanged from what would have been reported under prior accounting standards, net operating cash flows are reduced and net financing cash flows are increased due to the adoption of SFAS No. 123(R). For the fiscal year ended April 27, 2007, there were excess tax benefits of $36, which are classified as financing cash flows. For the fiscal years ended April 28, 2006 and April 29, 2005, there were excess tax benefits of $99 and $61, respectively, which were classified as operating cash flows.

Stock Options The following table summarizes all stock option activity, including activity from options issued as a result of acquisitions from fiscal year 2002 and prior, during fiscal years 2007, 2006, and 2005:

| | Fiscal Year | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| | Options *(in thousands)* | Wtd. Avg. Exercise Price | Options *(in thousands)* | Wtd. Avg. Exercise Price | Options *(in thousands)* | Wtd. Avg. Exercise Price |
| Beginning balance | 88,838 | $46.23 | 87,655 | $43.65 | 83,240 | $41.18 |
| Granted | 10,529 | 48.64 | 13,740 | 56.16 | 15,884 | 50.02 |
| Exercised | (6,089) | 37.37 | (10,617) | 37.53 | (9,107) | 31.19 |
| Canceled | (2,372) | 50.22 | (1,940) | 47.59 | (2,362) | 47.08 |
| Outstanding at year-end | 90,906 | $46.99 | 88,838 | $46.23 | 87,655 | $43.65 |
| Exercisable at year-end | 67,017 | $45.47 | 63,123 | $44.13 | 62,948 | $42.63 |

A summary of stock options as of April 27, 2007, including options issued as a result of acquisitions from fiscal year 2002 and prior, is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Ranges of Exercise Prices | Options *(in thousands)* | Wtd. Avg. Exercise Price | Wtd. Avg. Remaining Contractual Life *(years)* | Options *(in thousands)* | Wtd. Avg. Exercise Price |
| $ 0.01—$10.00 | 9 | $ 8.12 | 1.31 | 9 | $ 8.12 |
| 10.01— 20.00 | 427 | 16.54 | 0.62 | 427 | 16.54 |
| 20.01— 30.00 | 2,666 | 24.64 | 0.84 | 2,666 | 24.64 |
| 30.01— 40.00 | 7,203 | 34.61 | 2.44 | 7,191 | 34.60 |
| 40.01— 50.00 | 55,832 | 46.66 | 6.37 | 42,530 | 46.27 |
| 50.01— 69.82 | 24,769 | 54.29 | 6.63 | 14,194 | 53.37 |
| $ 0.01— 69.82 | 90,906 | $46.99 | 5.94 | 67,017 | $45.47 |

The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2007, 2006, and 2005 was $88, $187, and $185, respectively. For options outstanding and exercisable at April 27, 2007, the total intrinsic value of in the money options was $640 and $561, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 27, 2007 was $225 and the related tax benefits realized were $36. Unrecognized compensation expense related to outstanding stock options as of April 27, 2007 was $226, pre-tax, and is expected to be recognized over a weighted average period of 2.7 years and will be adjusted for any future changes in estimated forfeitures.

### Restricted Stock Awards

The following table summarizes restricted stock award activity during fiscal years 2007, 2006, and 2005:

| | Fiscal Year | | | | | |
|---|---|---|---|---|---|---|
| | **2007** | | 2006 | | 2005 | |
| | **Awards *(in thousands)*** | **Wtd. Avg. Grant Price** | Awards *(in thousands)* | Wtd. Avg. Grant Price | Awards *(in thousands)* | Wtd. Avg. Grant Price |
| Nonvested, beginning balance | **2,008** | **$51.64** | 1,062 | $48.52 | 767 | $46.81 |
| Granted | **2,188** | **48.19** | 1,063 | 54.62 | 382 | 50.12 |
| Reinvested dividend equivalent units | **4** | **50.33** | 3 | 54.62 | 2 | 50.12 |
| Vested | **(112)** | **47.57** | (41) | 49.96 | (51) | 36.20 |
| Forfeited | **(106)** | **51.16** | (79) | 50.68 | (38) | 46.80 |
| Nonvested at year-end | **3,982** | **$50.16** | 2,008 | $51.64 | 1,062 | $48.52 |

Unrecognized compensation expense related to restricted stock awards as of April 27, 2007 was $134, pre-tax, and is expected to be recognized over a weighted average period of 2.9 years and will be adjusted for any future changes in estimated forfeitures.

## 12. Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings before income taxes are:

| | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| U.S. | $1,579 | $1,581 | $ 932 |
| International | 1,936 | 1,580 | 1,612 |
| **Earnings before income taxes** | $3,515 | $3,161 | $2,544 |

The provision for income taxes consists of:

| | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Current tax expense: | | | |
| U.S. | $ 712 | $471 | $ 517 |
| International | 239 | 11 | 390 |
| Total current tax expense | 951 | 482 | 907 |
| Deferred tax expense (benefit): | | | |
| U.S. | (216) | 159 | (192) |
| International | (22) | (27) | 25 |
| Net deferred tax expense (benefit) | (238) | 132 | (167) |
| **Total provision for income taxes** | $ 713 | $614 | $ 740 |

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as "temporary differences." The Company records the tax effect of these temporary differences as "deferred tax assets" and "deferred tax liabilities." Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances related to certain acquisitions that, if not ultimately required, will result in a reduction to goodwill; these allowances were zero and $31 at April 27, 2007 and April 28, 2006, respectively. The Company has established valuation allowances for capital loss carryforwards and deferred taxes which are capital in nature in the amount of $35 and $1 at April 27, 2007 and April 28, 2006, respectively. In addition, at both April 27, 2007 and April 28, 2006, approximately $4 of non-U.S. tax losses were available for carryforward. These carryforwards are offset by valuation allowances and generally do not expire. The capital loss carryforwards expire within one to five years. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company's tax return, but has not yet been recognized as an expense in the consolidated statements of earnings. Deferred tax assets/(liabilities) are comprised of the following:

| | Fiscal Year | |
|---|---|---|
| | 2007 | 2006 |
| Deferred tax assets: | | |
| Inventory (intercompany profit in inventory and excess of tax over book valuation) | $ 235 | $ 207 |
| Convertible debt interest | 314 | 197 |
| Accrued liabilities | 86 | 81 |
| Allowance for doubtful accounts | 52 | 62 |
| Warranty reserves | 13 | 20 |
| Unrealized loss on minority investments | 11 | 39 |
| Unrealized loss on investments | 37 | — |
| Pension and post-retirement benefits | 29 | — |
| Stock-based compensation | 71 | 3 |
| Accrued losses on legal settlements | — | 9 |
| Other | 128 | 152 |
| Total deferred tax assets | 976 | 770 |
| Deferred tax liabilities: | | |
| Intangible assets | (280) | (394) |
| Accumulated depreciation | (13) | (42) |
| Pension and post-retirement benefits | — | (87) |
| Unrealized gain on investments | — | (5) |
| Other | (74) | (67) |
| Total deferred tax liabilities | (367) | (595) |
| **Deferred tax assets, net** | $ 609 | $ 175 |

The Company's effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| U.S. Federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in tax rate resulting from: | | | |
| U.S. state taxes, net of Federal tax benefit | 1.2 | 0.9 | 0.9 |
| Research & development credit | (0.4) | (0.4) | (0.6) |
| International | (12.9) | (10.9) | (7.7) |
| Impact of repatriation, special, restructuring, certain litigation, and IPR&D charges | 0.3 | 1.9 | 1.6 |
| Reversal of excess tax accruals | (3.7) | (7.1) | — |
| Other, net | 0.8 | — | (0.1) |
| **Effective tax rate** | 20.3% | 19.4% | 29.1% |

During the fourth quarter of fiscal year 2007, the Company recorded a $129 tax benefit associated with the reversal of excess tax accruals in connection with the settlement reached with the IRS involving the review of the Company's fiscal year 2003 and fiscal year 2004 domestic income tax returns, the resolution of competent authority issues for fiscal year 1992 through fiscal year 2000, and

*(dollars in millions, except per share data)*

adjustments to the finalization of the fiscal year 2006 U.S. federal and state income tax returns. The $129 tax benefit has been recorded in the *provision for income taxes* in the consolidated statement of earnings for fiscal year 2007.

In the second quarter of fiscal year 2006, the Company reversed excess tax accruals of $225 associated with the favorable agreements reached with the IRS involving the review of the Company's fiscal years 1997 through 2002 domestic income tax returns. The $225 tax benefit was recorded in *provision for income taxes* on the consolidated statements of earnings for fiscal year 2006. As a result of the agreements reached with the IRS, the Company made approximately $326 of incremental tax payments during the third quarter of fiscal year 2006. These payments reduced *accrued income taxes* in the fiscal year 2006 consolidated balance sheet.

The Company has not provided U.S. income taxes on certain of its non-U.S. subsidiaries' undistributed earnings as such amounts are permanently reinvested outside the U.S. At April 27, 2007, and April 28, 2006, such earnings were approximately $6,573 and $5,444, respectively.

Currently, the Company's operations in Puerto Rico, Switzerland, and Ireland have various tax incentive grants. Unless these grants are extended, they will expire between fiscal years 2010 and 2020. The Company's Swiss federal tax ruling expired at the end of fiscal year 2007, but the loss in tax benefit from this ruling is expected to be offset by increased benefits from our international operations.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company's allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company's tax returns and propose adjustments to its tax filings. Tax years settled with the IRS remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries.

The IRS has finalized its audits with the Company for all years through fiscal year 1996. The IRS has issued its audit reports for fiscal years 1997 through 2004. The Company has resolved or reached agreement with the IRS on all significant issues for fiscal years 1997 through 2004, except for an issue related to the allocation of income between Medtronic, Inc., and its wholly owned subsidiary in Switzerland. The unresolved issues from the fiscal years 1997 through 2004 tax audits and tax positions taken by the IRS or foreign tax authorities with respect to potential issues on future tax audits could have a material impact on the Company's effective tax rate in future periods. The Company believes it has meritorious defenses for its tax filings and will vigorously defend them through litigation in the courts, if necessary.

### 13. Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The cost of these plans was $184, $188, and $113 in fiscal years 2007, 2006, and 2005, respectively. The Company uses a January 31 measurement date for its U.S. plans and an April 30 measurement date for the majority of its plans outside the U.S.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees of the Company are also eligible to receive specified Company paid healthcare and life insurance benefits through the Company's post-retirement medical plans. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

In September 2006, the FASB issued SFAS No. 158. This standard requires employers to recognize the funded status of defined benefit pension and post-retirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through *accumulated other comprehensive (loss)/income (AOCI)*, which is a component of shareholders' equity. This standard also eliminates the requirement for the recognition of Additional Minimum Pension Liability required under SFAS No. 87, "Employers' Accounting for Pensions." As of April 27, 2007, the net unfunded status of our benefit plans was $(2) and recognition of this status upon the adoption of SFAS No. 158 resulted in an after-tax charge to shareholders' equity of $209.

The change in benefit obligation and funded status of our employee retirement plans follow:

| | U.S. Pension Benefits | | Non-U.S. Pension Benefits | | Post-Retirement Benefits | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Accumulated benefit obligation at end of year:** | $ 721 | $629 | $278 | $224 | $196 | $172 |
| **Change in projected benefit obligation:** | | | | | | |
| Projected benefit obligation at beginning of year | $ 750 | $678 | $286 | $258 | $172 | $169 |
| Service cost | 64 | 51 | 27 | 23 | 13 | 10 |
| Interest cost | 45 | 39 | 12 | 11 | 10 | 10 |
| Plan amendments | 2 | (14) | – | (3) | – | (3) |
| Actuarial loss/(gain) | 23 | 25 | 3 | 12 | 5 | (7) |
| Curtailments/settlement recognition | – | (14) | – | – | – | (2) |
| Benefits paid | (16) | (15) | (2) | (3) | (4) | (5) |
| Foreign currency exchange rate changes | – | – | 27 | (12) | – | – |
| Projected benefit obligation at end of year | 868 | 750 | 353 | 286 | 196 | 172 |
| **Change in plan assets:** | | | | | | |
| Fair value of plan assets at beginning of year | 851 | 711 | 217 | 162 | 102 | 82 |
| Actual return on plan assets | 86 | 88 | 9 | 21 | 12 | 10 |
| Employer contributions | 87 | 67 | 34 | 44 | 17 | 15 |
| Benefits paid | (16) | (15) | (2) | (3) | (4) | (5) |
| Foreign currency exchange rate changes | – | – | 22 | (7) | – | – |
| Fair value of plan assets at end of year | 1,008 | 851 | 280 | 217 | 127 | 102 |
| **Funded status at end of year:** | | | | | | |
| Fair value of plan assets | 1,008 | 851 | 280 | 217 | 127 | 102 |
| Benefit obligations | 868 | 750 | 353 | 286 | 196 | 172 |
| Funded status of the plan | 140 | 101 | (73) | (69) | (69) | (70) |
| Unrecognized prior service cost (benefit) | | (15) | | 8 | | (70) |
| Unrecognized net actuarial loss | | 255 | | 42 | | 3 |
| Recognized asset (liability) | $ 140 | $341 | $ (73) | $ (19) | $ (69) | $ (21) |
| **Amounts recognized in the consolidated balance sheet consist of:** | | | | | | |
| Non-current assets | $ 229 | | $ 2 | | $ – | |
| Current liabilities | (4) | | (2) | | – | |
| Non-current liabilities | (85) | | (73) | | (69) | |
| Prepaid benefit cost | | $376 | | $ 9 | | $ – |
| Accrued benefit liability | | (56) | | (34) | | (21) |
| Other intangible assets, net | | – | | 3 | | – |
| Accumulated other comprehensive (loss)/income | | 21 | | 3 | | – |
| Recognized asset (liability) | $ 140 | $341 | $ (73) | $ (19) | $ (69) | $ (21) |
| **Amounts recognized in accumulated other comprehensive (loss)/income:** | | | | | | |
| Prior service cost (benefit) | $ (11) | | $ 8 | | $ 3 | |
| Net actuarial loss | 250 | | 42 | | 46 | |
| Ending balance | $ 239 | | $ 50 | | $ 49 | |

The following illustrates the adjustments made to the consolidated balance sheets to record the funded status as of April 27, 2007.

| | Balance as of April 28, 2006 | Additional Minimum Liability Adjustments | SFAS No. 158 Adjustments | Balance as of April 27, 2007 |
|---|---|---|---|---|
| Asset/(liability), net | $274 | $ – | $(276) | $ (2) |
| Intangible asset | 3 | – | (3) | – |
| Deferred tax asset | 17 | (17) | 129 | 129 |
| AOCI, net | 24 | (24) | 209 | 209 |
| AOCI, gross | 41 | (41) | 338 | 338 |

*(dollars in millions, except per share data)*

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 27, 2007 and April 28, 2006. Plans with accumulated benefit obligations in excess of plan assets consist of the following:

| | Fiscal Year | |
|---|---|---|
| | **2007** | 2006 |
| Accumulated benefit obligation | **$201** | $165 |
| Projected benefit obligation | **241** | 204 |
| Plan assets at fair value | **95** | 79 |

Plans with projected benefit obligations in excess of plan assets:

| | Fiscal Year | |
|---|---|---|
| | **2007** | 2006 |
| Projected benefit obligation | **$355** | $319 |
| Plan assets at fair value | **191** | 169 |

The net periodic benefit costs of the plans include the following components:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | | Post-Retirement Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | Fiscal Year | | | Fiscal Year | | | Fiscal Year | | |
| | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 |
| Service cost | **$ 64** | $ 51 | $ 48 | **$ 27** | $ 23 | $16 | **$13** | $10 | $12 |
| Interest cost | **45** | 39 | 34 | **12** | 11 | 9 | **10** | 10 | 11 |
| Expected return on plan assets | **(74)** | (64) | (53) | **(13)** | (10) | (8) | **(9)** | (7) | (6) |
| Amortization of net actuarial loss and prior service cost | **14** | 13 | 11 | **3** | 4 | 2 | **2** | 3 | 5 |
| Net periodic benefit cost | **49** | 39 | 40 | **29** | 28 | 19 | **16** | 16 | 22 |
| Curtailment/settlement recognition | **—** | 2 | — | **—** | — | — | **—** | 1 | — |
| Total cost for fiscal year | **$ 49** | $ 41 | $ 40 | **$ 29** | $ 28 | $19 | **$16** | $17 | $22 |

The estimated amounts that will be amortized from *accumulated other comprehensive (loss)/income* into net periodic benefit cost, before tax, in fiscal year 2008 are as follows:

| | U.S. Pension Benefits | Non-U.S. Pension Benefits | Post-Retirement Benefits |
|---|---|---|---|
| Amortization of prior service cost | $(1) | $(2) | $— |
| Amortization of net actuarial *(gain)* loss | 15 | 1 | 2 |
| | $14 | $(1) | $ 2 |

The actuarial assumptions were as follows:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | | Post-Retirement Benefits | | |
|---|---|---|---|---|---|---|---|---|---|
| | Fiscal Year | | | Fiscal Year | | | Fiscal Year | | |
| | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 | **2007** | 2006 | 2005 |
| **Weighted average assumptions—projected benefit obligation:** | | | | | | | | | |
| Discount rate | **6.00%** | 6.00% | 6.00% | **4.42%** | 4.34% | 4.39% | **6.00%** | 6.00% | 6.00% |
| Rate of compensation increase | **4.24%** | 4.24% | 4.00% | **3.09%** | 3.07% | 2.99% | **N/A** | N/A | N/A |
| Healthcare cost trend rate | **N/A** | N/A | N/A | **N/A** | N/A | N/A | **10.00%** | 9.00% | 10.00% |
| **Weighted average assumptions—net periodic benefit cost:** | | | | | | | | | |
| Discount rate | **6.00%** | 6.00% | 6.25% | **4.34%** | 4.39% | 4.90% | **6.00%** | 6.00% | 6.25% |
| Expected return on plan assets | **8.75%** | 8.75% | 8.75% | **5.59%** | 5.46% | 5.86% | **8.75%** | 8.75% | 8.75% |
| Rate of compensation increase | **4.24%** | 4.00% | 4.00% | **3.07%** | 2.99% | 2.97% | **N/A** | N/A | N/A |
| Healthcare cost trend rate | **N/A** | N/A | N/A | **N/A** | N/A | N/A | **9.00%** | 10.00% | 10.00% |

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumptions is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

Retirement Benefit Plan Investment Strategy The Company has a master trust that holds the assets for both the U.S. pension plan and other post-retirement benefits, primarily retiree medical. For investment purposes the plans are managed in an identical way, as their objectives are similar.

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. The Plan Committee believes with prudent risk tolerance and asset diversification, the master trust should be able to meet its pension and other post-retirement obligations in the future.

Plan assets also include investments in the Company's common stock of $68 and $64 at April 27, 2007 and April 28, 2006, respectively.

The Company's pension plan weighted-average asset allocations and the target allocations at April 27, 2007 and April 28, 2006, by asset category, are as follows:

*U.S. Plans*

| | Pension Benefits Allocation | | Target Allocation | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| **Asset Category** | | | | |
| Equity securities | **64%** | 65% | **60%** | 60% |
| Debt securities | **11** | 12 | **15** | 15 |
| Other | **25** | 23 | **25** | 25 |
| Total | **100%** | 100% | **100%** | 100% |

*Non-U.S. Plans*

| | Pension Benefits Allocation | | Target Allocation | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| **Asset Category** | | | | |
| Equity securities | **41%** | 40% | **42%** | 37% |
| Debt securities | **10** | 10 | **13** | 16 |
| Cash | **4** | 3 | **—** | — |
| Other | **45** | 47 | **45** | 47 |
| Total | **100%** | 100% | **100%** | 100% |

It is the Company's policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2007, the Company made discretionary contributions of approximately $87 to the qualified U.S. pension plan and approximately $17 to post-retirement benefits. Internationally, the Company contributed approximately $34 for pension benefits during fiscal year 2007. During fiscal year 2008, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be in the range of $110 and $140. Based on the guidelines under the U.S. Employee Retirement Income Security Act (ERISA) and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2008 contributions will be discretionary.

*(dollars in millions, except per share data)*

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

| | U.S. Pension Benefits | Non-U.S. Pension Benefits | Post-Retirement Benefits | |
|---|---|---|---|---|
| Fiscal Year | Gross Payments | Gross Payments | Gross Payments | Gross Medicare Part D Receipts |
| 2008 | $ 15 | $ 6 | $ 4 | $ 1 |
| 2009 | 18 | 7 | 4 | 1 |
| 2010 | 22 | 8 | 5 | 1 |
| 2011 | 27 | 9 | 6 | 1 |
| 2012 | 30 | 10 | 7 | 2 |
| 2013–2017 | 227 | 65 | 58 | 11 |
| Total | $339 | $105 | $84 | $17 |

In August 2006, the Pension Protection Act (PPA) was signed into law in the U.S. The PPA replaces the funding requirements for defined benefit pension plans by subjecting defined benefit plans to 100 percent of the current liability funding target. Defined benefit plans with a funding status of less than 80 percent of the current liability are defined as being "at risk." The PPA is effective for the 2008 plan year. The Company's U.S. qualified defined benefit plans are funded in excess of 80 percent, and therefore the company expects that the plans will not be subject to the "at risk" funding requirements of the PPA and that the law will not have a material impact on future contributions.

The healthcare cost trend rate for other retirement benefit plans was 10 percent at April 27, 2007. The trend rate is expected to decline to 5 percent over a five-year period. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

| | One-Percentage-Point Increase | One-Percentage-Point Decrease |
|---|---|---|
| Effect on post-retirement benefit cost | $ 3 | $ (2) |
| Effect on post-retirement benefit obligation | 18 | (15) |

Defined Contribution Savings Plans The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Up to and including fiscal year 2005, the Company match on the SRP for U.S. employees was made in the form of an annual allocation of Medtronic stock to the participants' ESOP account (see Note 10). Company contributions to the plans are based on employee contributions and Company performance and starting in fiscal year 2006 the entire match is made in cash. Expense under these plans was $64, $83, and $33 in fiscal years 2007, 2006, and 2005, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will receive an annual guaranteed rate of return which is based on the 10-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in the U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $25 and $18 in fiscal years 2007 and 2006, respectively.

## 14. Leases

The Company leases office, manufacturing and research facilities, and warehouses, as well as transportation, data processing and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 27, 2007 are:

| Fiscal Year | Capitalized Leases | Operating Leases |
|---|---|---|
| 2008 | $ 10 | $ 68 |
| 2009 | 17 | 53 |
| 2010 | 18 | 33 |
| 2011 | 20 | 13 |
| 2012 | 20 | 5 |
| 2013 and thereafter | 22 | 21 |
| Total minimum lease payments | $107 | $193 |
| Less amounts representing interest | 18 | N/A |
| Present value of net minimum lease payments | $ 89 | N/A |

Rent expense for all operating leases was $112, $89, and $79 in fiscal years 2007, 2006, and 2005, respectively.

In April 2006, the Company entered into a sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a seven year period. The transaction has been recorded as a capital lease and included in the preceeding table. Payments for the remaining balance of the sale-leaseback agreement are due semi-annually. The lease provides for an early buyout option whereby the Company, at its option, could repurchase the equipment at a predetermined fair market value in calendar year 2009.

## 15. Commitments and Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, including injunctions barring the sale of products that are the subject of the lawsuit, which, if granted, could require significant expenditures or result in lost revenues. In accordance with SFAS No. 5, "Accounting for Contingencies" (SFAS No. 5), the Company records a liability in the consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. If a loss is possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. While it is not possible to predict the outcome for most of the actions discussed below and the Company believes that it has meritorious defenses against these matters, it is possible that costs associated with them could have a material adverse impact on the Company's consolidated earnings, financial condition or cash flows.

On October 6, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson (J&J), filed suit in U.S. District Court for the District of Delaware against Arterial Vascular Engineering, Inc., which Medtronic acquired in January 1999 and which is now known as Medtronic Vascular, Inc. (Medtronic Vascular). The suit alleged that Medtronic Vascular's modular stents infringe certain patents owned by Cordis. Boston Scientific Corporation is also a defendant in this suit. On December 22, 2000, a jury rendered a verdict that Medtronic Vascular's previously marketed MicroStent and GFX stents infringed valid claims of two Cordis patents and awarded damages to Cordis totaling approximately $270. On March 28, 2002, the District Court entered an order in favor of Medtronic Vascular, deciding as a matter of law that Medtronic Vascular's MicroStent and GFX stents did not infringe the patents. Cordis appealed, and on August 12, 2003, the U.S. Court of Appeals for the Federal Circuit reversed the District Court's decision and remanded the case to the District Court for further proceedings. The District Court thereafter issued a new patent claim construction and a new trial was held in March 2005. On March 14, 2005, the jury found that the previously marketed MicroStent and GFX stent products infringed valid claims of Cordis' patents. On March 27, 2006, the District Court denied post-trial motions filed by the parties, including Cordis' motion to reinstate the previous damages award. On April 26, 2006, Medtronic filed its Notice of Appeal of the judgment of infringement. Briefing of the appeal was completed in March 2007. The Federal Circuit hearing date has not yet been set. The District Court has deferred any hearing on damages issues until after the U.S. Court of Appeals for the Federal Circuit resolves the appeal on the finding of liability. On February 23, 2007, the United States Patent and Trademark Office (USPTO) granted a request for reexamination of the claims of the patent at issue in the above proceedings. Until that reexamination is concluded, its impact remains unknown. Medtronic has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On December 24, 1997, Advanced Cardiovascular Systems, Inc. (ACS), a subsidiary of Abbott Laboratories, sued Medtronic Vascular in U.S. District Court for the Northern District of California alleging that certain models of Medtronic Vascular's stents infringe the Lau stent patents held by ACS, and seeking injunctive relief and monetary damages. Medtronic Vascular denies infringement. In February 2005, following trial, a jury determined that the ACS Lau stent patents were valid and that Medtronic's Driver, GFX, MicroStent, S540, S660, S670, Bestent2 and S7 stents infringe those patents. Medtronic Vascular made numerous post-trial motions challenging the jury's verdict of infringement and validity. On March 30, 2007, the District Court denied the motions, and on April 24, 2007, the District Court decided that the patents were enforceable. The District Court entered Judgment in favor of ACS and against Medtronic Vascular on the

*(dollars in millions, except per share data)*

issues of validity, infringement and enforceability of the Lau patents on May 3, 2007. On May 9, 2007, Medtronic Vascular filed its Notice of Appeal to the Federal Circuit of the District Court's Judgment and all rulings underlying the Judgment. On May 21, 2007, the District Court entered an Amended Judgment. On May 24, 2007, Medtronic filed its Amended Notice of Appeal. ACS has filed a motion to dismiss Medtronic Vascular's appeal as premature because they intend to file a motion for a permanent injunction. Medtronic Vascular will oppose the motion, and the District Court has previously indicated that it is not inclined to consider a request to issue any injunction until after the appeal is decided. Issues of damages have been bifurcated from the liability phase of the proceedings. Previously in August 2005, the Court had issued an order continuing a stay of any further proceedings on the questions of damages or willfulness. On May 18, 2007, the District Court confirmed that it would not hold a trial on damage issues until the U.S. Court of Appeals for the Federal Circuit has reviewed the underlying liability issues concerning alleged infringement, invalidity and inequitable conduct. In response to Medtronic's Request for Reexamination for each of the four Lau patents, in December 2006, the USPTO issued an "office action" finding that the claims which Medtronic products were previously found to have infringed were not patentable. The patent holder will now have an opportunity to challenge the USPTO's office action in further proceedings in the reexamination. Until this reexamination is concluded, its potential impact upon the claims relating to the Lau patents in the above proceeding remains unknown. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On February 20, 2006, an arbitration panel issued a final, non-appealable award concluding that Medtronic Vascular's S670, S660, S540, S7 and Driver stents, which were formerly the subject of a patent infringement dispute between J&J and Cordis and Medtronic Vascular, are licensed under a 1997 agreement between the two companies and subject to a covenant not to sue contained within a 1998 amendment to the 1997 agreement. Cordis since initiated arbitration proceedings against Medtronic Vascular alleging that certain of the products infringe certain patents of J&J and Cordis, and is seeking royalties for such infringement, if any. Medtronic Vascular believes it has meritorious defenses to these allegations and intends to assert these defenses vigorously. The arbitrators have not yet been selected. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On January 26, 2001, DePuy Spine (formerly DePuy/AcroMed), a subsidiary of J&J, and Biedermann Motech GMBH (collectively, "DePuy") filed suit in U.S. District Court for the District of Massachusetts alleging that Medtronic's subsidiary, Medtronic Sofamor Danek USA, Inc. (MSD), was infringing a patent relating to a design for a thoracolumbar multi-axial screw (MAS). DePuy subsequently supplemented its allegations to claim that MSD's M10, M8 and Vertex screws infringe the patent. On April 17, 2003 and February 26, 2004, the District Court ruled on summary judgment that the M10, M8 and Vertex screws do not infringe. On October 1, 2004, a jury found that the MAS screw, which MSD no longer sells in the U.S., infringes under the doctrine of equivalents. The jury awarded damages of $21 and on February 9, 2005, the Court entered judgment against MSD, including prejudgment interest, in the aggregate amount of $24. In the third quarter of fiscal year 2005, the Company recorded an expense equal to the $24 judgment in the matter. DePuy appealed the Court's decisions that the M10, M8 and Vertex screws do not infringe, and MSD appealed the jury's verdict that the MAS screw infringes valid claims of the patent. On November 20, 2006, the U.S. Court of Appeals for the Federal Circuit affirmed the decision of the District Court that the M10 and M8 screws do not infringe, affirmed the jury's verdict and damage award on the MAS screws, affirmed the decision that the Vertex screws do not literally infringe, but remanded the case, ruling that there is a triable issue of fact as to whether the Vertex screws infringe under the doctrine of equivalents. On remand, DePuy has further supplemented its allegations to claim that the Vertex and Vertex MAX screw products infringe. A trial has been scheduled for September 2007. On March 20, 2007, the District Court declined to stay execution of the judgment relating to the MAS product. On March 30, 2007, the judgment plus accrued interest was paid under protest. On April 27, 2007, MSD filed a petition for a writ of certiorari seeking review of the decision of the Federal Circuit with respect to the Vertex screw. On May 30, 2007, the USPTO ordered reexamination of the patent. MSD has filed a motion with the District Court to stay the trial pending completion of the reexamination process. Until the reexamination is concluded, its potential impact on the remaining claims in the proceedings remains unknown. The Company has not recorded any additional expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5.

On May 2, 2003, Cross Medical Products, Inc. (Cross) sued MSD in the U.S. District Court for the Central District of California. The suit alleges that MSD's CD HORIZON, Vertex and Crosslink products infringe certain patents owned by Cross. MSD has countered that Cross' cervical plate products infringe certain patents of MSD, and Cross has filed a reply alleging that certain MSD cervical plate products infringe certain patents of Cross. On May 19, 2004, the Court found that the MAS, Vertex, M8, M10, CD HORIZON SEXTANT and CD HORIZON LEGACY screw products infringe one Cross patent. A hearing on the validity of that patent was held on July 12, 2004, after which the District Court ruled that the patents were valid. Cross made a motion for permanent injunction on the multi-axial screw products, which the District Court granted on September 20, 2004, but stayed the effect of the injunction until January 3, 2005. MSD requested an expedited appeal of the ruling and the U.S. Court of Appeals for the Federal Circuit granted the request. On September 30, 2005, the Federal Circuit vacated the injunction, modified the trial court's claim construction rulings, and remanded the matter for trial in the District Court. The Federal Circuit awarded costs to Medtronic on the appeal. In April 2005, the District Court ruled invalid certain claims in the patents Cross asserted against MSD's Crosslink and cervical plate products. The Court also ruled that Cross cervical plate products infringe MSD's valid patents and that MSD's redesigned pedicle screw products infringe one claim of one of the patents owned by Cross. Cross thereafter moved for an injunction against the redesigned screw products, which the District Court granted on May 24, 2005. The District Court then stayed the effectiveness of the injunction until August 22, 2005. On July 27, 2005, the U.S. Court of Appeals for the Federal Circuit granted MSD's motion to stay the District Court's injunction pending a full hearing on the appeal. On March 20, 2007, the Federal Circuit ruled that MSD's current multi-axial screw products do not infringe any claim of Cross' patent and vacated the District Court's injunction, which had already been stayed. The remaining issues in the case will now be decided in the U.S. District Court for the Central District of California, which has scheduled a trial for February 12, 2008. The Company has not recorded an expense related to damages in this matter because any potential loss is not currently probable or reasonably estimable under SFAS No. 5. Separately, on February 1, 2006, MSD filed a lawsuit against Biomet Inc., the corporate parent of Cross (Biomet) and its subsidiary EBI Spine, L.P., for patent infringement. The suit, which involves seven Medtronic patents and seeks injunctive relief and monetary damages, was filed in the U.S. District Court for the District of New Jersey. Three of the patents were purchased by Medtronic from Michelson and involve single-lock anterior cervical plating systems used in cervical spinal fusions. Medtronic claims that a cervical plate marketed by Biomet under the trade name VueLock Anterior Cervical Plate System, and openly promoted as a plate that has a "Secure One Step Locking" mechanism feature, infringes these patents. The other patents involve instruments and surgical implantation methods commonly used in spinal surgeries to implant pedicle screws.

On October 2, 2003, Cordis sued Medtronic Vascular in the U.S. District Court for the Northern District of California, alleging that Medtronic Vascular's S7 stent delivery system infringes certain catheter patents owned by Cordis. On April 25, 2007, pursuant to a stipulation of the parties, the Court dismissed this matter without prejudice. The Company did not record an expense related to this matter.

On February 10, 2005, Medtronic voluntarily began to advise physicians about the possibility that a specific battery shorting mechanism might manifest itself in a subset of implantable cardioverter defibrillators (ICDs) and cardiac resynchronization therapy-defibrillators (CRT-Ds). These included certain Marquis VR/DR and Maximo VR/DR ICDs and certain InSync I/II/III Marquis and InSync III CRT-D devices. The Company provided physicians a list of potentially affected patients, and recommended that physicians communicate with those patients to manage the potential issue as physicians deemed medically appropriate. The voluntary field action was classified by the FDA as a Class II recall, defined as one where there may be temporary or medically reversible adverse health consequences, or where the probability of serious adverse health consequences is remote. Subsequent to this voluntary field action, a number of lawsuits have been filed against the Company in both federal and state courts, alleging a variety of claims, including individuals asserting claims of personal injury and third party payors (TPP) alleging entitlement to reimbursement (including a claim by an individual purporting to act as a surrogate for the Center for Medicare and Medicaid Services, whose claim has been dismissed by the Court for failure to state a proper cause of action). While the number of cases filed changes continually, as of this writing, there were

*(dollars in millions, except per share data)*

approximately 1,045 federal court cases and approximately 67 state court cases, reflecting a total of approximately 1,106 individual personal injury cases and six TPP cases. In addition, five purported class action personal injury suits have been filed in Canada. The federal court cases have been consolidated for pretrial proceedings before a single federal judge in the District of Minnesota pursuant to the MultiDistrict Litigation rules (MDL). Separate master complaints have been filed in the MDL for the personal injury and TPP groups of cases. On November 28, 2006, the MDL court denied the Company's threshold legal motion, which was filed on March 26, 2006, seeking federal preemption of the lawsuits, finding that fact issues remained for discovery and trial before the legal question could be resolved. On January 5, 2007, the MDL court denied the Company's March 26, 2006 motion to dismiss the TPP litigation, thus permitting it to go forward into the remainder of the litigation process. The TPP master complaint contains class action allegations, which the Company plans to rigorously challenge. The personal injury master complaint does not contain such allegations, although the Plaintiffs' Steering Committee has indicated that they may pursue class certification of those claims. On June 7, 2007, the Court issued an amended scheduling order for the MDL cases, setting deadlines for discovery and pretrial motions in the first half of calendar year 2008, and a ready for trial date for bellwether personal injury cases on July 1, 2008. During the pretrial and discovery phase the Company plans to assert its defenses to the merits of the various claims. The Company remains unaware of any confirmed death or serious injury resulting from any device failure due to the shorting mechanism described in the February 10, 2005 voluntary field action, although certain of plaintiffs' claims make such allegations. The Company has not recorded an expense related to damages in connection with the various Marquis related lawsuits because potential losses are not currently probable or reasonably estimable under SFAS No. 5.

On October 24, 2005, Medtronic received a subpoena from the Office of the United States Attorney for the District of Massachusetts issued under the Health Insurance Portability & Accountability Act of 1996 requesting documents the Company may have, if any, relating to pacemakers and defibrillators and related components; monitoring equipment and services; a provision of benefits, if any, to persons in a position to recommend purchases of such devices; and the Company's training and compliance materials relating to the fraud and abuse and federal Anti-Kickback statutes. The Company is cooperating fully with the investigation, and has begun to produce documents on a schedule requested by the United States Attorney.

Medtronic is a licensee to the RE119 patent ('119 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the '119 Patent to certain Medtronic cardiac resynchronization products. The parties have entered into a tolling agreement deferring and conditioning any litigation of the dispute upon conditions precedent. If certain conditions are fulfilled, the '119 Patent determined to be valid and the Medtronic products found to infringe the '119 Patent, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain CRT products. As of April 27, 2007, the amount of disputed royalties and interest related to CRT products is $52. This amount has not been accrued because the outcome is not probable under SFAS No. 5.

In addition, Medtronic is a licensee to the 4,407,288 Patent ('288 Patent) owned by Mirowski relating to implantable cardiac defibrillators. Until November 2001, Medtronic accrued and paid royalties under the license based on a percentage of ICD sales. Medtronic and Mirowski dispute the application of the patent to certain Medtronic ICD products. In November 2001, Medtronic ceased paying royalties and entered into an agreement with Mirowski to pay putative royalties into an interest-bearing escrow account through the expiration of the '288 Patent in December of 2003. As of April 27, 2007, the current balance in the interest-bearing escrow account is $80. The parties also entered into a tolling agreement deferring and conditioning any litigation of the obligation to pay royalties upon certain conditions precedent. If these conditions are fulfilled and the patent determined to be invalid or Medtronic's products found not to infringe, the escrowed funds will be released to Medtronic.

In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company's products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company's maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

## 16. Quarterly Financial Data

| *(unaudited)* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Fiscal Year |
|---|---|---|---|---|---|
| **Net Sales** | | | | | |
| **2007** | **$2,897** | **$3,075** | **$3,048** | **$3,280** | **$12,299** |
| 2006 | 2,690 | 2,765 | 2,770 | 3,067 | 11,292 |
| **Gross Profit** | | | | | |
| **2007** | **$2,165** | **$2,280** | **$2,273** | **$2,414** | **$ 9,131** |
| 2006 | 2,036 | 2,070 | 2,071 | 2,299 | 8,477 |
| **Net Earnings** | | | | | |
| **2007** | **$ 599** | **$ 681** | **$ 710** | **$ 812** | **$ 2,802** |
| 2006 | 321 | 817 | 670 | 740 | 2,547 |
| **Basic Earnings per Share** | | | | | |
| **2007** | **$ 0.52** | **$ 0.59** | **$ 0.62** | **$ 0.71** | **$ 2.44** |
| 2006 | 0.26 | 0.68 | 0.55 | 0.62 | 2.11 |
| **Diluted Earnings per Share** | | | | | |
| **2007** | **$ 0.51** | **$ 0.59** | **$ 0.61** | **$ 0.70** | **$ 2.41** |
| 2006 | 0.26 | 0.67 | 0.55 | 0.61 | 2.09 |

The data in the schedule above has been intentionally rounded to the nearest million and therefore the quarterly amounts may not sum to the fiscal year to date amounts.

## 17. Segment and Geographic Information

During the fourth quarter of fiscal year 2007, the Company revised its operating segment reporting to separate Physio-Control from the CRDM operating segment. As a result, the Company now functions in eight operating segments, consisting of CRDM, Spinal and Navigation, Vascular, Neurological, Diabetes, Cardiac Surgery, ENT, and Physio-Control. The applicable information for fiscal years 2006 and 2005 has been reclassified to conform to the current presentation.

Each of the Company's operating segments has similar economic characteristics, technology, manufacturing processes, customers, distribution and marketing strategies, regulatory environments, and shared infrastructures. Net sales by operating segment are as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | **2007** | 2006 | 2005 |
| Cardiac Rhythm Disease Management | **$ 4,876** | $ 4,794 | $ 4,203 |
| Spinal and Navigation | **2,544** | 2,244 | 1,884 |
| Vascular | **1,205** | 940 | 851 |
| Neurological | **1,183** | 1,016 | 927 |
| Diabetes | **863** | 722 | 649 |
| Cardiac Surgery | **704** | 663 | 669 |
| ENT | **539** | 501 | 459 |
| Physio-Control | **385** | 412 | 413 |
| | **$12,299** | $11,292 | $10,055 |

On December 4, 2006, the Company announced its intention to pursue a spin-off of Physio-Control into an independent, publicly traded company. Physio-Control is the Company's wholly-owned subsidiary that offers external defibrillators, emergency response systems, data management solutions and support services used by hospitals and emergency response personnel. On January 15, 2007, the Company announced a voluntary suspension of U.S. shipments of Physio-Control products manufactured at its facility in Redmond, Washington in order to address quality system issues. The Company is currently in discussions with the FDA regarding the corrective actions that need to be taken before shipping in the U.S. can resume. The suspension of U.S. shipments in fiscal year 2007 did not have a material impact on the Company's overall results. Physio-Control's earnings before interest and income taxes for fiscal years 2007, 2006, and 2005 were $7, $15, and $50, respectively.

*(dollars in millions, except per share data)*

*Geographic Information*

| | United States | Europe | Asia Pacific | Other Foreign | Consolidated |
|---|---|---|---|---|---|
| **Fiscal 2007** | | | | | |
| Net sales to external customers | **$7,900** | **$2,811** | **$1,195** | **$393** | **$12,299** |
| Long-lived assets** | **$6,947** | **$1,040** | **$ 165** | **$ 35** | **$ 8,187** |
| **Fiscal 2006** | | | | | |
| Net sales to external customers | $7,626 | $2,314 | $1,023 | $329 | $11,292 |
| Long-lived assets* | $7,100 | $1,039 | $ 156 | $ 36 | $ 8,331 |
| **Fiscal 2005** | | | | | |
| Net sales to external customers | $6,711 | $2,099 | $ 985 | $260 | $10,055 |
| Long-lived assets* | $6,435 | $ 989 | $ 169 | $ 37 | $ 7,630 |

** Excludes other long-term financial instruments.*
*** Excludes other long-term financial instruments and long-term deferred tax assets, net.*

No single customer represents over 10 percent of the Company's consolidated net sales in fiscal years 2007, 2006, or 2005.

# Selected Financial Data

| *(dollars in millions, except per share data)* | Fiscal Year 2007 | 2006 | 2005 | 2004[2] | 2003 |
|---|---|---|---|---|---|
| **Operating Results for the Fiscal Year:** | | | | | |
| Net sales | **$12,299** | $11,292 | $10,055 | $ 9,087 | $ 7,665 |
| Cost of products sold | **3,168** | 2,815 | 2,446 | 2,253 | 1,890 |
| Gross margin percentage | **74.2%** | 75.1% | 75.7% | 75.2% | 75.3% |
| Research and development expense | **$ 1,239** | $ 1,113 | $ 951 | $ 852 | $ 750 |
| Selling, general and administrative expense | **4,153** | 3,659 | 3,214 | 2,801 | 2,372 |
| Special charges | **98** | 100 | — | (5) | 11 |
| Restructuring charges | **28** | — | — | — | — |
| Certain litigation charges | **40** | — | 654 | — | (8) |
| Purchased in-process research and development charges | **—** | 364 | — | 41 | 114 |
| Other expense, net | **212** | 167 | 291 | 351 | 188 |
| Interest income, net | **(154)** | (87) | (45) | (3) | 7 |
| Earnings before income taxes | **3,515** | 3,161 | 2,544 | 2,797 | 2,341 |
| Provision for income taxes | **713** | 614 | 740 | 838 | 741 |
| Net earnings | **$ 2,802** | $ 2,547 | $ 1,804 | $ 1,959 | $ 1,600 |
| **Per Share of Common Stock:** | | | | | |
| Basic earnings | **$ 2.44** | $ 2.11 | $ 1.49 | $ 1.61 | $ 1.31 |
| Diluted earnings | **2.41** | 2.09 | 1.48 | 1.60 | 1.30 |
| Cash dividends declared | **0.44** | 0.39 | 0.34 | 0.29 | 0.25 |
| **Financial Position at Fiscal Year-end:** | | | | | |
| Working capital[1] | **$ 5,355** | $ 5,971 | $ 4,042 | $ 1,072 | $ 2,792 |
| Current ratio[1] | **3.1:1.0** | 2.4:1.0 | 2.2:1.0 | 1.3:1.0 | 2.5:1.0 |
| Total assets | **$19,512** | $19,665 | $16,617 | $14,111 | $12,406 |
| Long-term debt | **5,578** | 5,486 | 1,973 | 1.1 | 1,980 |
| Shareholders' equity | **10,977** | 9,383 | 10,450 | 9,077 | 7,906 |
| **Additional Information:** | | | | | |
| Full-time employees at year-end | **34,554** | 32,280 | 29,835 | 27,868 | 26,732 |
| Full-time equivalent employees at year-end | **37,800** | 35,733 | 33,067 | 30,900 | 29,581 |

*(1) In fiscal year 2002 $2,000 of contingent convertible debentures were issued to fund acquisitions. These contingent convertible debentures include repayment provisions that give holders the option to require the Company to repurchase the debentures (referred to as a put option) in specific periods. Twelve months prior to the put option for the debentures becoming exercisable, the remaining balance of the debentures will be classified as short-term borrowings in the consolidated balance sheets. At each balance sheet date without a put option within the subsequent four quarters, the remaining balance will be classified as long-term debt in the consolidated balance sheets. Therefore, working capital and the current ratio are impacted by the periodic reclassification of these contingent convertible debentures. In fiscal years 2006 and 2004, the debentures were classified in short-term borrowings. See Note 7 to the consolidated financial statements.*

*(2) Fiscal year 2004 consisted of 53 weeks, as compared to 52 weeks in all other fiscal years disclosed above. See Note 1 to the consolidated financial statements.*

**Comparison of Five-Year Cumulative Total Return Among Medtronic, S&P 500 Index and S&P 500 Health Care Equipment Index**

The graph to the right compares the cumulative total shareholder return on Medtronic's common stock with the cumulative total shareholder return on the Standard & Poor's 500 Composite Index and the Standard & Poor's 500 Health Care Equipment Index for the last five fiscal years. The graph assumes that $100 was invested at market close on April 26, 2002 in Medtronic's common stock, the S&P 500 Index and the S&P 500 Health Care Equipment Index and that all dividends were reinvested.



$200
150
100
50
0
Medtronic, Inc.
S&P 500 Index
S&P 500 Health Care Equipment Index
April 2002
April 2003
April 2004
April 2005
April 2006
April 2007

## Annual Meeting

The annual meeting of Medtronic shareholders will take place on Thursday, August 23, 2007, beginning at 10:30 a.m. (Central Daylight Time) at Medtronic's world headquarters, 710 Medtronic Parkway, Minneapolis (Fridley), Minnesota. The Notice of Annual Meeting and Proxy Statement are delivered to shareholders with the annual report.

## Investor Information

Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the Internet at www.medtronic.com:

- News releases describing significant Company events and sales and earnings results for each quarter and the fiscal year.
- Form 10-K Annual, Form 10-Q Quarterly, and Forms 3, 4 and 5, Reports to the Securities and Exchange Commission describing Medtronic's business and financial condition and insider trading.

The information above may also be obtained upon request from the Medtronic Investor Relations Department, 710 Medtronic Parkway, Minneapolis, Minnesota 55432, USA.

## Stock Exchange Listing

New York Stock Exchange (symbol: MDT)

## Price Range of Medtronic Stock

| Fiscal Qtr. | 1st Qtr. | 2nd Qtr. | 3rd Qtr. | 4th Qtr. |
|---|---|---|---|---|
| 2007 High | $51.43 | $50.93 | $54.51 | $54.58 |
| 2007 Low | 46.86 | 42.47 | 48.33 | 48.67 |
| 2006 High | 53.94 | 57.85 | 59.54 | 57.14 |
| 2006 Low | 51.56 | 52.87 | 55.41 | 49.05 |

Prices are closing quotations. On June 25, 2007, there were approximately 53,600 shareholders of record of the Company's common stock. The regular quarterly cash dividend was 11 cents per share for fiscal year 2007 and 9.625 cents per share for fiscal year 2006.

## Stock Transfer Agent and Registrar

Wells Fargo Bank Shareowner Services℠ acts as transfer agent and registrar, dividend paying agent, and direct stock purchase plan agent for Medtronic and maintains all shareholder records for the Company. If you are a registered shareholder, you may access your account information online at www.shareowneronline.com. If you have questions regarding the Medtronic stock you own, stock transfers, address or name changes, direct deposit of dividends, lost dividend checks, lost stock certificates, or duplicate mailings, please contact Wells Fargo Shareowner Services℠ by writing or calling:

Wells Fargo, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Telephone: 888-648-8154 or 651-450-4064
Fax: 651-450-4033
www.wellsfargo.com/shareownerservices

## Direct Stock Purchase Plan

Medtronic, Inc.'s transfer agent, Wells Fargo Shareowner Services℠, administers the direct stock purchase plan, which is called the Shareowner Service Plus Plan℠. Features of this Plan include direct stock purchase and reinvestment of dividends to purchase whole or fractional shares of Medtronic stock. All registered shareholders and potential investors may participate.

To request information on the Shareowner Service Plus Plan℠, or to enroll in the plan, contact Wells Fargo Shareowner Services℠ at 888-648-8154 or 651-450-4064. You may also enroll on the Internet by visiting www.shareowneronline.com and selecting "Purchase Shares from a Direct Purchase Plan."

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Minneapolis, MN

## Diversity

Medtronic is committed to creating and maintaining a workplace that reflects the diversity of our customers, patients and the communities we serve. Consistent with our Mission, Medtronic "recognizes the personal worth of employees" and seeks to provide a work environment where individual differences are valued and respected and opportunities for growth and career success are based on individual merit.

## Officer Certifications

Medtronic has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended April 27, 2007, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

For prescribing information for all of the products, visit medtronic.com.

The following are registered and unregistered trademarks of Medtronic, Inc. and its affiliated companies:

ARCUATE, Activa, Adapta, AneuRx AAAdvantage, Bestent2, Biolinx, CAPSTONE, Cardioblate, CareLink, CD HORIZON, CD HORIZON LEGACY, CD HORIZON SEXTANT, Chronicle, Concerto, Conexus, CONNECT, CRESCENT, DIAM, Driver, EHS Stylus, Endeavor, Enrhythm, Ensemble, EnTrust, GFX, Guardian, INFUSE, InSync, InSync Maximo, InSync Sentry, Interstim, Intrinsic, Kinetra, Legend, LIFEPAK, LIFEPAK CR Plus, MVP, Marquis, MAVERICK, Maximo, Medtronic CareLink, Medtronic, Melody, MicroDriver, MicroStent, MAST, MiniMed, Mosaic, Mosaic Ultra, MYSTIQUE, NexFrame, NIM-Response, Paradigm, Prestige, PrimeADVANCED, Prostiva, Restore, RestoreADVANCED, SANTE, Sensia, Stretch-Coil, Specify, Sprint, Sprint Fidelis, Sprinter, StealthStation, Stimloc, Straightshot, Strata, SynchroMed, Synergy, Talent, Transcend, TRIA, Valiant, Versa, Vertex, VERTEX Max, Virtuoso, and Xcelerant.

# Corporate Leadership

## Board of Directors

Richard H. Anderson
*Executive Vice President,*
*UnitedHealth Group Incorporated*
*Director since 2002*

Michael R. Bonsignore*
*Retired Chairman and*
*Chief Executive Officer,*
*Honeywell International, Inc.*
*Director since 1999*

William R. Brody, M.D., Ph.D.*
*President,*
*The Johns Hopkins University*
*Director since 1998*

David L. Calhoun
*Chairman and Chief Executive Officer,*
*The Nielsen Company*
*Director since 2007*

Arthur D. Collins, Jr.
*Chairman of the Board and*
*Chief Executive Officer,*
*Medtronic, Inc.*
*Director since 1994*

William A. Hawkins
*President and Chief Operating Officer,*
*Medtronic, Inc.*
*Director since 2007*

Shirley Ann Jackson, Ph.D.
*President,*
*Rensselaer Polytechnic Institute*
*Director since 2002*

James T. Lenehan
*Financial Consultant and*
*Retired Vice Chairman and President,*
*Johnson & Johnson*
*Director since 2007*

Denise M. O'Leary
*Private Venture Capital Investor*
*Director since 2000*

Kendall J. Powell
*President and Chief Operating Officer,*
*General Mills*
*Director since 2007*

Robert C. Pozen
*Chairman,*
*MFS Investment Management*
*Director since 2004*

Jean-Pierre Rosso
*Chairman,*
*World Economic Forum (USA)*
*Director since 1998*

Jack W. Schuler
*Chairman,*
*Stericycle, Inc. and*
*Ventana Medical Systems, Inc.*
*Director since 1990*

Gordon M. Sprenger*
*Retired President and*
*Chief Executive Officer,*
*Allina Health System*
*Director since 1991*

*Chairman of the Board*
Arthur D. Collins, Jr.

*Audit Committee*
Michael R. Bonsignore (Chair)
David L. Calhoun
Denise M. O'Leary
Robert C. Pozen
Jean-Pierre Rosso
Jack W. Schuler

*Compensation Committee*
Richard H. Anderson (Chair)
Michael R. Bonsignore
Kendall J. Powell
Jean-Pierre Rosso
Jack W. Schuler
Gordon M. Sprenger

*Corporate Governance Committee*
Jean-Pierre Rosso (Chair)
Richard H. Anderson
Michael R. Bonsignore
William R. Brody, M.D., Ph.D.
David L. Calhoun
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Denise M. O'Leary
Kendall J. Powell
Robert C. Pozen
Jack W. Schuler
Gordon M. Sprenger

*Nominating Subcommittee*
Jean-Pierre Rosso (Chair)
William R. Brody, M.D., Ph.D.
Shirley Ann Jackson, Ph.D.
Denise M. O'Leary
Jack W. Schuler

*Technology and Quality Committee*
William R. Brody, M.D., Ph.D. (Chair)
David L. Calhoun
Shirley Ann Jackson, Ph.D.
James T. Lenehan
Kendall J. Powell
Robert C. Pozen
Gordon M. Sprenger

*To retire at Medtronic's 2007 Annual Meeting

## Medtronic Corporate Leadership

Arthur D. Collins, Jr.
*Chairman of the Board and*
*Chief Executive Officer*

William A. Hawkins
*President and*
*Chief Operating Officer*

Stephen H. Mahle
*Executive Vice President and President,*
*Cardiac Rhythm Disease Management*

Susan Alpert, M.D., Ph.D.
*Senior Vice President, Chief Quality*
*and Regulatory Officer*

Jean-Luc Butel
*Senior Vice President and*
*President, Asia Pacific*

Terrance L. Carlson
*Senior Vice President, General Counsel*
*and Corporate Secretary*

H. James Dallas
*Senior Vice President and*
*Chief Information Officer*

Michael F. DeMane
*Senior Vice President*

Gary L. Ellis
*Senior Vice President and*
*Chief Financial Officer*

Richard E. Kuntz, M.D.
*Senior Vice President and*
*President, Neuromodulation*

Carol McCormick
*Senior Vice President,*
*Human Resources*

Christopher J. O'Connell
*Senior Vice President and*
*President, Diabetes*

Stephen N. Oesterle, M.D.
*Senior Vice President,*
*Medicine and Technology*

Oern R. Stuge, M.D.
*Senior Vice President and*
*President, Medtronic Europe,*
*Emerging Markets and Canada*

Scott R. Ward
*Senior Vice President and*
*President, Cardiovascular*

Peter L. Wehrly
*Senior Vice President and*
*President, Spinal and Navigation*

Barry W. Wilson
*Senior Vice President*

The Medtronic 2007 Annual Report is printed on paper made with fiber sourced from well-managed forests, other controlled wood sources and recycled wood fiber. The paper is independently certified to meet FSC standards by SmartWood, a program of the Rainforest Alliance.

Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody and Green-e certifications, printed this report with the use of renewable wind power resulting in nearly zero volatile organic compound (VOC) emissions.

SAVINGS DERIVED FROM USING WIND-GENERATED ELECTRICITY FOR THE PRINTING OF MEDTRONIC'S 2007 ANNUAL REPORT: 46,429.64 lbs. air emissions ($CO_2$, $SO_2$ and $NO_x$) not generated.

THIS AMOUNT OF WIND-GENERATED ELECTRICITY IS EQUIVALENT TO: 39,918.32 miles not driven in an automobile OR 3,129.89 trees being planted.

Printed With Green-e Certified Renewable Energy



www.green-e.org


FSC
Mixed Sources



Sandy Alexander
100% wind energy





# Medtronic

710 Medtronic Parkway
Minneapolis, Minnesota 55432
Telephone: 763-514-4000

July 20, 2007

Dear Shareholder:

Please join us for our Annual Meeting of Shareholders on Thursday, August 23, 2007, at 10:30 a.m. (Central Daylight Time) at Medtronic's World Headquarters, 710 Medtronic Parkway, Minneapolis (Fridley), Minnesota.

The enclosed Notice of Annual Meeting of Shareholders and Proxy Statement describe the business to be conducted at the meeting. We also will report on matters of current interest to our shareholders.

We invite you to join us beginning at 9:30 a.m. to view Medtronic's interactive product displays. Product specialists will be available to answer your questions before and after the Annual Meeting.

Your vote is important. Whether you own a few shares or many, it is important that your shares are represented. If you cannot attend the Annual Meeting in person, you may vote your shares by internet or by telephone, or by completing and signing the accompanying proxy card and promptly returning it in the envelope provided.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Arthur D. Collins, Jr.
Chairman of the Board and Chief Executive Officer

## MEDTRONIC, INC.
## NOTICE OF ANNUAL MEETING
## OF SHAREHOLDERS

**TIME** ................ 10:30 a.m. (Central Daylight Time) on Thursday, August 23, 2007.

**PLACE** ................ Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis (Fridley), Minnesota 55432

**ITEMS OF BUSINESS** ...
1. To elect four Class III directors for three-year terms.
2. To ratify the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm.
3. To amend Medtronic's restated articles of incorporation to provide for the annual election of all directors.
4. To consider such other business as may properly come before the Annual Meeting and any adjournment thereof.

**RECORD DATE** ......... You may vote at the Annual Meeting if you were a shareholder of record at the close of business on June 25, 2007.

**VOTING BY PROXY** ..... If you cannot attend the Annual Meeting, you may vote your shares over the internet or by telephone, or by completing and promptly returning the enclosed proxy card in the envelope provided. Internet and telephone voting procedures are on your proxy card.

**ANNUAL REPORT** ...... Medtronic's 2007 Annual Report accompanies this Notice of Annual Meeting of Shareholders.

By Order of the Board of Directors,



Terrance L. Carlson
Corporate Secretary

*This Notice of Annual Meeting, Proxy Statement and accompanying proxy card are being distributed on or about July 20, 2007.*

## TABLE OF CONTENTS



# Medtronic

710 Medtronic Parkway
Minneapolis, Minnesota 55432
Telephone: 763-514-4000

## PROXY STATEMENT
## Annual Meeting of Shareholders
## August 23, 2007

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Medtronic, Inc. ("Medtronic") of proxies to be voted at Medtronic's Annual Meeting of Shareholders to be held on August 23, 2007, and at any adjournment of the meeting.

## GENERAL INFORMATION ABOUT THE MEETING AND VOTING

### What am I voting on?

There are three proposals scheduled to be voted on at the meeting:

- Election of four directors;
- Ratification of the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2008; and
- Amendment of Medtronic's restated articles of incorporation to provide for the annual election of all directors.

### Who is entitled to vote?

Shareholders as of the close of business on June 25, 2007 (the "Record Date"), may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder");
- Held for you in an account with a broker, bank or other nominee (shares held in "street name"). Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or nominee how to vote their shares; and
- Credited to your account in Medtronic's Employee Stock Ownership and Supplemental Retirement Plan.

### What constitutes a quorum?

A majority of the outstanding shares entitled to vote, present or represented by proxy, constitutes a quorum for the Annual Meeting. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by "broker non-votes" (see below) are also counted as present and entitled to vote for purposes of determining a quorum. On the Record Date, 1,139,865,406 shares of Medtronic common stock were outstanding and entitled to vote.

**How many votes are required to approve each proposal?**

The following explains how many votes are required to approve each proposal, provided that a majority of our shares is present at the Annual Meeting (in person or by proxy). The four candidates for election who receive a plurality vote in the affirmative will be elected. Ratifying PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2008 requires the affirmative vote of a majority of the shares present. Amending our restated articles of incorporation requires the affirmative vote of not less than seventy-five percent of the votes entitled to be cast by all holders of shares of our common stock.

**How are votes counted?**

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposals. If you abstain from voting on any of the other proposals, it has the same effect as a vote against the proposal. If you just sign and submit your proxy card without voting instructions, your shares will be voted "FOR" each director nominee and "FOR" or "AGAINST" the other proposals as recommended by the Board.

**What is a broker non-vote?**

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a broker non-vote). Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are counted as present for the purpose of determining whether there is a quorum at the Annual Meeting, but are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter.

**How does the Board recommend that I vote?**

Medtronic's Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Medtronic's independent registered public accounting firm for fiscal year 2008; and
- "FOR" amending Medtronic's restated articles of incorporation to provide for the annual election of all directors.

**How do I vote my shares without attending the meeting?**

If you are a shareholder of record or hold shares through a Medtronic stock plan, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. In any circumstance, you may vote:

- *By Internet or Telephone*— If you have internet or telephone access, you may submit your proxy by following the voting instructions on the proxy card. If you vote by internet or telephone, you need not return your proxy card.
- *By Mail*— You may vote by mail by signing and dating your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Daylight Time, on August 22, 2007.

**How do I vote my shares in person at the meeting?**

If you are a shareholder of record and prefer to vote your shares at the meeting, bring the enclosed proxy card or proof of identification. You may vote shares held in street name only if you obtain a signed proxy from the record holder (broker or other nominee) giving you the right to vote the shares.

Even if you plan to attend the meeting, we encourage you to vote in advance by internet, telephone or mail so that your vote will be counted even if you are unable to attend the meeting.

**What does it mean if I receive more than one proxy card?**

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, sign and return each proxy card or, if you vote by internet or telephone, vote once for each proxy card you receive.

**May I change my vote?**

Yes. Whether you have voted by mail, internet or telephone, you may change your vote and revoke your proxy by:

- Sending a written statement to that effect to the Corporate Secretary of Medtronic;
- Voting by internet or telephone at a later time;
- Submitting a properly signed proxy card with a later date; or
- Voting in person at the Annual Meeting.

**Can I receive future proxy materials electronically?**

Yes. If you are a shareholder of record or hold shares through a Medtronic stock plan, you may elect to receive future proxy statements and annual reports online as described in the next paragraph. If you elect this feature, you will receive an email message notifying you when the materials are available, along with a web address for viewing the materials. If you received this proxy statement electronically, you do not need to do anything to continue receiving proxy materials electronically in the future.

Whether you hold shares registered directly in your name, through a Medtronic stock plan, or through a broker or bank, you can enroll for future delivery of proxy statements and annual reports by following these easy steps:

- Go to our website at **www.medtronic.com**;
- Under **About Medtronic**, click on **Investor Relations**;
- In the **Shareholder Services** section, click on **Electronic Delivery of Proxy Materials**; and
- Follow the prompts to submit your electronic consent.

Generally, brokers and banks offering this choice require that shareholders vote through the internet in order to enroll. Street name shareholders whose broker or bank is not included in this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As with all internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.medtronic.com/annualmeeting**.

**What are the costs and benefits of electronic delivery of Annual Meeting materials?**

There is no cost to you for electronic delivery. You may incur the usual expenses associated with internet access as charged by your internet service provider. Electronic delivery ensures quicker delivery, allows you to print the materials at your computer and makes it convenient to vote your shares online. Electronic delivery also saves Medtronic significant printing, postage and processing costs.

**DIRECTORS CONTINUING IN OFFICE AFTER THE 2007 ANNUAL MEETING:**
**CLASS II DIRECTORS CONTINUING IN OFFICE UNTIL 2009**



**RICHARD H. ANDERSON** Director since 2002
**Executive Vice President** age 52
**UnitedHealth Group Incorporated**

Mr. Anderson has been Executive Vice President of UnitedHealth Group and President, Commercial Services Group, of UnitedHealth Group Incorporated since December 2006, was Executive Vice President of UnitedHealth Group since November 2004 and was Chief Executive Officer of its Ingenix subsidiary from December 2004. Mr. Anderson was Chief Executive Officer of Northwest Airlines Corporation and its principal subsidiary, Northwest Airlines, from February 2001 to November 2004. Mr. Anderson serves on the Board of Directors of Cargill, Inc. and Delta Airlines, Inc. Northwest filed for bankruptcy in September 2005, which is within two years of Mr. Anderson serving as an executive officer of Medtronic.



**ROBERT C. POZEN** Director since 2004
**Chairman, MFS Investment Management** age 60

Mr. Pozen has been Chairman of MFS Investment Management and a director of MFS Mutual Funds since February 2004 and previously was Secretary of Economic Affairs for the Commonwealth of Massachusetts from January 2003 to December 2003. Mr. Pozen was also John Olin Visiting Professor, Harvard Law School, from 2002 to 2003; Vice Chairman of Fidelity Investments from June 2000 to December 2001 and President of Fidelity Management & Research from April 1997 to December 2001. He is also a director of BCE Inc., the parent company of Bell Canada.

**CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL 2008**



**WILLIAM A. HAWKINS** Director since 2007
**President and Chief Operating Officer** age 53
**Medtronic, Inc.**

Mr. Hawkins has been a Director of Medtronic since March 2007 and President and Chief Operating Officer of Medtronic since May 2004. He served as Senior Vice President and President, Medtronic Vascular, from January 2002 to May 2004. He served as President and Chief Executive Officer of Novoste Corporation from 1998 to 2002. Mr. Hawkins serves on the board of Deluxe Corporation, the board of trustees for the University of Virginia Darden School of Business and the board of visitors for the Duke University School of Engineering. At the Annual Meeting, Mr. Hawkins is expected to be named President and Chief Executive Officer of Medtronic.



**SHIRLEY ANN JACKSON, Ph.D.**
**President of Rensselaer Polytechnic Institute**

Director since 2002
age 60

Dr. Jackson has been President of Rensselaer Polytechnic Institute since July 1999. She was Chair of the U.S. Nuclear Regulatory Commission from July 1995 to July 1999; and Professor of Physics at Rutgers University and consultant to AT&T Bell Laboratories from 1991 to 1995. She is a member of the National Academy of Engineering and the American Philosophical Society and is a Fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science, and of the American Physical Society. She is a trustee of the Brookings Institution, a Life Trustee of M.I.T. and a member of the Council on Foreign Relations. She is also a director of NYSE Euronext, Federal Express Corporation, Marathon Oil Corporation, Public Service Enterprise Group, and International Business Machines Corporation.



**DENISE M. O'LEARY**
**Private Venture Capital Investor**

Director since 2000
age 50

Ms. O'Leary has been a private venture capital investor in a variety of early stage companies since 1996. Ms. O'Leary is also a director of US Airways Group, Inc. She is a director of Stanford Hospitals and Clinics, where she was chair of the board from 2000 through 2005, and Lucile Packard Children's Hospital. She was a member of the Stanford University Board of Trustees from 1996 through 2006, where she chaired the Committee of the Medical Center for that period.



**JEAN-PIERRE ROSSO**
**Chairman, World Economic Forum USA Inc.**

Director since 1998
age 67

Mr. Rosso has been Chairman of World Economic Forum USA Inc. since April 2006. Mr. Rosso served as Chairman of CNH Global N.V. from November 1999 until his retirement in May 2004; was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000; and Chief Executive Officer of Case Corporation from April 1994 to November 1999 and Chairman from March 1996 to November 1996. He is also a director of ADC Telecommunications, Inc., Bombardier Inc., and Eurazeo.



**JACK W. SCHULER**
**Chairman of the Board of Stericycle, Inc. and Ventana Medical Systems, Inc.**

Director since 1990
age 66

Mr. Schuler has been Chairman of the Board of Stericycle, Inc. since March 1990 and Chairman of the Board of Ventana Medical Systems, Inc. since November 1995; President and Chief Operating Officer of Abbott Laboratories from January 1987 to August 1989; and a director of that company from April 1985 to August 1989. Mr. Schuler is a director of Quidel Corporation.

### Director Independence

Under the New York Stock Exchange Corporate Governance Rules, to be considered independent, a director must be determined to have no material relationship with Medtronic other than as a director. The Board of Directors has determined that the following directors, comprising all of our non-management directors, are independent under the New York Stock Exchange Corporate Governance Rules: Messrs. Anderson, Bonsignore, Calhoun, Lenehan, Powell, Pozen, Rosso, Schuler and Sprenger, Drs. Brody and Jackson and Ms. O'Leary. In making this determination, the Board considered its Director Independence Standards, which correspond to the New York Stock Exchange standards on independence. These standards identify types of relationships that are categorically immaterial and do not, by themselves, preclude the directors from being independent. The types of relationships and the directors who had such relationships include:

- having an immediate family member who is, or has recently been, employed by Medtronic other than as an executive officer (Messrs. Schuler and Sprenger);
- being a current employee of an entity that has made payments to, or received payments from, Medtronic for property or services (Messrs. Anderson and Schuler and Drs. Brody and Jackson); and
- being, or having a spouse who is, an employee of a non-profit organization to which Medtronic or The Medtronic Foundation has made contributions (Dr. Brody).

All of the relationships of the types listed above were entered into, and payments were made or received, by Medtronic in the ordinary course of business and on competitive terms. Aggregate payments to, transactions with or discretionary charitable contributions to each of the relevant organizations did not exceed the greater of $1 million or 2% of that organization's consolidated gross revenues for fiscal years 2005, 2006 or 2007, whichever is greater.

In addition, the Board considered relationships consistent with its Director Independence Standards in which the director was not an employee or executive officer, but had a further removed relationship with the relevant third party, such as being a director of a vendor to Medtronic or a purchaser of Medtronic's products. The Board of Directors determined that none of the relationships were material. All of the relationships were entered into, and payments were made or received, by Medtronic in the ordinary course of business and on competitive terms. Aggregate payments to, transactions with or discretionary charitable contributions to each of the relevant organizations did not exceed the greater of $1 million or 2% of that organization's consolidated gross revenues for fiscal years 2005, 2006 or 2007, whichever is greater.

Medtronic also has a minority investment in, and a development and license agreement with, a company that has granted Medtronic a sublicense to certain intellectual property of The John Hopkins University. In addition, one of the founders of that company is a professor at The John Hopkins University. The Board determined that this relationship is not a material relationship. There were no revenues generated relating to the development and license agreement in fiscal year 2007 and none are expected in fiscal year 2008, and Medtronic did not pay any royalties to John Hopkins University under the sublicense in fiscal year 2007 and does not expect to pay any in fiscal year 2008. John Hopkins University is not a shareholder of the company in which Medtronic has invested, and Dr. Brody did not participate in negotiations or approvals regarding the investment or agreement.

Mr. Pozen is Chairman of MFS Investment Management, which manages money for MFS mutual funds and other accounts, and which may from time to time buy or sell Medtronic stock. The Board determined that this relationship is not material. Mr. Pozen has no involvement with these transactions and there is an informational barrier between him and the rest of MFS with regard to Medtronic stock.

The Board noted that a number of lawsuits had been filed on behalf of third party payers asserting that Medtronic should pay certain costs related to Medtronic's voluntary field action involving certain of its Marquis and Maximo ICDs and InSync and Marquis CRT-D devices, and that such suits purport to include UnitedHealth Group ("UHG") in the plaintiff class. UHG's Ingenix subsidiary has corresponded with the plaintiffs' counsel in these actions regarding, among other things, UHG's intention to opt out of the putative class action cases. In July 2006, Medtronic and UHG entered into a tolling agreement pursuant to which UHG has agreed not to commence legal action against Medtronic for any claim relating to any medical device manufactured by Medtronic until 30 days following final disposition (by judicial resolution or settlement) of any individual patient litigation matter or matters against Medtronic for which UHG may have a right of subrogation. Either party may terminate the tolling period upon 145 days written notice. Mr. Anderson has informed Medtronic that there is an informational barrier between him and UHG with respect to these potential claims. Also, Mr. Anderson does not receive from Medtronic any material, nonpublic information relating to the potential claims. As a result, the Board determined that the potential claims of UHG do not create a material relationship between Mr. Anderson and Medtronic at this time.

## Certain Relationships and Related Transactions

In January 2007, the Board of Directors of Medtronic adopted written related party transaction policies and procedures. The policies require that all "interested transactions" (as defined below) between Medtronic and "related parties" (as defined below) are subject to approval or ratification by the Corporate Governance Committee. In determining whether to approve or ratify such transactions, the Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Corporate Governance Committee has reviewed a list of interested transactions and deemed them to be pre-approved or ratified. Also, the Board of Directors has delegated to the chair of the Corporate Governance Committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount is expected to be less than $1 million. Finally, the policies provide that no director shall participate in any discussion or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Corporate Governance Committee.

Under the policies, an "interested transaction" is defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or any guarantee of indebtedness) in which:

- the aggregate amount involved will or may be expected to exceed $100,000 in any fiscal year;
- Medtronic is a participant; and
- any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than ten percent beneficial owner of another entity).

A "related party" is defined as any:

- person who is or was (since the beginning of the last fiscal year for which Medtronic has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;
- greater than five percent beneficial owner of Medtronic's common stock; or
- immediate family member of any of the foregoing.

During fiscal year 2007, Tino Schuler, a son of director Jack W. Schuler, was employed by Medtronic as a director of marketing in the Medtronic Xomed business. Mr. Tino Schuler worked for Xomed beginning in August 1993, and Xomed was acquired by Medtronic in 1999. Mr. Tino Schuler was paid an aggregate salary and bonus of $206,774 for his services during fiscal year 2007. Director Gordon M. Sprenger's son, Michael G. Sprenger, also worked as a director of marketing for Medtronic during fiscal year 2007, receiving an aggregate salary and bonus of $182,262. Mr. Michael Sprenger has been a Medtronic employee since May 1989, prior to his father's initial election to Medtronic's Board in September 1991. Both Mr. Tino Schuler and Mr. Michael Sprenger received in fiscal year 2007, in addition to their salaries and bonuses, the standard benefits provided to other Medtronic employees. Neither Mr. Tino Schuler nor Mr. Michael Sprenger is an executive officer of Medtronic, and these transactions are deemed under the Board of Directors written related party transaction policies as being pre-approved.

- Reviews and discusses with management and Medtronic's independent registered public accounting firm quarterly financial statements and discusses with management Medtronic's earnings press releases
- Reviews major changes to Medtronic's accounting and auditing principles and practices
- Hires the firm to be appointed as Medtronic's independent registered public accounting firm that reports directly to the Audit Committee
- Pre-approves all audit and permitted non-audit services to be provided by the independent registered public accounting firm
- Reviews the scope of the annual audit and internal audit programs and the results of the annual audit examination
- Reviews, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any issues raised by the most recent internal quality-control review
- Meets periodically with management to review Medtronic's major financial and business risk exposures and steps taken to monitor and control these exposures
- Considers at least annually the independence of the independent registered public accounting firm
- Reviews the adequacy and effectiveness of Medtronic's internal controls and disclosure controls and procedures
- Establishes procedures concerning the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters
- Meets privately in separate executive sessions periodically with management, internal audit and the independent registered public accounting firm

***Audit Committee Independence and Financial Experts***

In accordance with NYSE requirements and SEC Rule 10A-3, all members of the Audit Committee meet the additional independence standards applicable to its members. In addition, all of our current Audit Committee members are audit committee financial experts, as that term is defined in SEC rules.

***Audit Committee Pre-Approval Policies***

Rules adopted by the SEC in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. Our Audit Committee has adopted detailed pre-approval policies and procedures pursuant to which audit, and audit-related, tax and other permissible non-audit services, are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, we obtain the pre-approval of the Audit Committee before engaging the independent registered public accounting firm. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated will report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

***Compensation Committee***

- Reviews compensation philosophy and major compensation programs

- Annually reviews executive compensation programs, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, based on its own evaluation of performance in light of those goals and objectives as well as input from the Corporate Governance Committee, establishes and approves compensation of the Chief Executive Officer, Chief Financial Officer and other three highest paid executives
- Administers and makes recommendations to the Board with respect to incentive compensation plans and equity-based compensation plans and approves stock option and other stock incentive awards for senior executive officers
- Reviews new compensation arrangements and reviews and recommends to the Board employment agreements and severance arrangements for senior executive officers
- Reviews and discusses with management the Compensation Discussion and Analysis required by the rules of the Securities and Exchange Commission and recommends to the Board a Compensation Discussion and Analysis for inclusion in the Company's annual proxy statement
- Establishes compensation for directors and recommends changes to the full Board

You should refer to the Compensation Discussion and Analysis on page 21 for additional discussion of the Compensation Committee's processes and procedures relating to compensation.

***Compensation Committee Interlocks and Insider Participation***

None of the members of the Compensation Committee during fiscal year 2007 was an officer or employee of Medtronic, and no executive officer of Medtronic during fiscal year 2007 served on the compensation committee or board of any company that employed any member of Medtronic's Compensation Committee or Board.

***Corporate Governance Committee***

- Recommends to the Board corporate governance guidelines
- Leads the Board in its annual review of the Board's performance
- Adopts, monitors and recommends to the Board changes to the Governance Principles
- Recommends to the Board the selection and replacement, if necessary, of the Chief Executive Officer, oversees the evaluation of senior management and periodically provides input to the Compensation Committee regarding the performance of the Chief Executive Officer in light of goals and objectives set by the Compensation Committee
- Reviews and determines the philosophy underlying directors' compensation and remains apprised of the Compensation Committee's actions in approving executive compensation and the underlying philosophy for it
- Maintains a Nominating Subcommittee which recommends to the full Corporate Governance Committee criteria for selecting new directors, nominees for Board membership and the positions of Chairman, Chief Executive Officer and Chair of the Corporate Governance Committee and whether a director should be nominated to stand for re-election

The Corporate Governance Committee considers candidates for Board membership, including those suggested by shareholders, applying the same criteria to all candidates. Any shareholder who wishes to recommend a prospective nominee for the Board for consideration by the Corporate Governance Committee must notify the Corporate Secretary in writing at Medtronic's offices at 710 Medtronic Parkway, Minneapolis, MN 55432 no later than March 22, 2008. Any such recommendations should provide whatever supporting material the shareholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Corporate Governance Committee to make an initial determination as to whether the nominee satisfies the criteria for directors set out in the Governance Principles.

If the Corporate Governance Committee identifies a need to replace a current member of the Board, to fill a vacancy in the Board or to expand the size of the Board, the Nominating Subcommittee considers candidates from a variety of sources. The process followed to identify and evaluate candidates includes meetings to evaluate biographical information and background material relating to candidates and interviews of selected candidates by members of the Board. Recommendations of candidates for inclusion in the Board slate of director nominees are based upon the criteria set forth in the Governance Principles. These criteria include business experience and skills, independence, distinction in their activities, judgment, integrity, the ability to commit sufficient time and attention to Board activities and the absence of potential conflicts with Medtronic's interests. The Corporate Governance Committee also considers any other relevant factors that it may from time to time deem appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee and other expertise and the evaluation of all prospective nominees.

After completing interviews and the evaluation process, the Corporate Governance Committee makes a recommendation to the full Board as to persons who should be nominated by the Board. The Board determines the nominees after considering the recommendations and report of the Corporate Governance Committee and making such other evaluation as it deems appropriate.

Alternatively, shareholders intending to appear at the Annual Meeting to nominate a candidate for election by the shareholders at the meeting (in cases where the Board does not intend to nominate the candidate or where the Corporate Governance Committee was not requested to consider his or her candidacy) must comply with the procedures in Medtronic's restated articles of incorporation, which are described under "Other Information — Shareholder Proposals and Director Nominations" below.

***Technology and Quality Committee***

- Provides assistance to the Board concerning the allocation of Medtronic's resources to those scientific and technological efforts that offer the greatest potential growth within the framework of Medtronic's corporate objectives
- Provides assistance concerning the adequacy and relevancy of Medtronic's scientific and technical direction and Medtronic's efforts, policies and practices in development and quality programs to meet Medtronic's objectives and requirements for growth
- Reviews policies, practices, processes and quality programs concerning technological and product research
- Reviews the results of and evaluates the effectiveness of Medtronic's scientific and technological efforts and investments in developing new products and businesses
- Annually reviews the progress on major scientific and technological programs
- Evaluates Medtronic's technological education, recognition and motivational programs and activities

***Special Committee***

In November 2005, the Board convened a Special Committee, comprised of Jack W. Schuler (Chair), Robert C. Pozen and Jean-Pierre Rosso, to oversee Medtronic's response to a subpoena received from the Office of the United States Attorney for the District of Massachusetts relating to the fraud and abuse and federal Anti-Kickback statutes. For more information about this matter, please see Note 15 to Medtronic's consolidated financial statements included in Medtronic's Annual Report for fiscal year 2007.

## Annual Meeting of the Shareholders

It is has been the longstanding practice of Medtronic for all directors to attend the Annual Meeting of Shareholders. All directors attended the last Annual Meeting.

## Director Compensation

The Director Compensation table reflects all compensation awarded to, earned by or paid to the Company's non-employee directors during fiscal year 2007. No additional compensation was provided to Messrs. Collins or Hawkins for their service as directors on the Board. Messrs. Calhoun and Powell were not members of the Board during fiscal year 2007 and, therefore, neither received nor earned fees, stock awards or option awards during fiscal year 2007.

| Name | Fees Earned or Paid in Cash | Stock Awards | Option Awards | Total |
|---|---|---|---|---|
| Mr. Anderson | $82,500 | $70,000 | $18,244 | $170,744 |
| Mr. Bonsignore | 76,667 | 70,000 | 18,244 | 164,911 |
| Dr. Brody | 80,000 | 70,000 | 18,244 | 168,244 |
| Dr. Gotto(1) | 23,333 | 70,000 | — | 93,333 |
| Dr. Jackson | 70,000 | 70,000 | 18,244 | 158,244 |
| Mr. Lenehan(2) | 26,667 | — | 47,045 | 73,712 |
| Ms. O'Leary | 70,000 | 70,000 | 18,244 | 158,244 |
| Mr. Pozen | 80,000 | 70,000 | 52,682 | 202,682 |
| Mr. Rosso | 92,500 | 70,000 | 18,244 | 180,744 |
| Mr. Schuler | 85,833 | 70,000 | 18,244 | 174,077 |
| Mr. Sprenger | 70,000 | 70,000 | 18,244 | 158,244 |

(1) Dr. Gotto retired from the Board and committees of the Board on which he served at the 2006 annual meeting. The fees shown for Dr. Gotto are fees earned and are prorated based upon his retirement from the Board in August 2006.

(2) The fees shown for Mr. Lenehan are fees earned and are prorated based upon his appointment to the Board in January 2007. Mr. Lenehan did not receive a stock award in fiscal year 2007 since he was newly elected to the Board on January 18, 2007.

*Fees Earned or Paid in Cash.* The fees earned or paid in cash column represents the amount of annual retainer and annual cash stipend for Board and committee service. The annual cash retainer for each director is $70,000. In addition, the Chairs of each of the Audit, Compensation, Technology and Quality, and Corporate Governance Committees receive an annual cash stipend of $10,000. The annual cash retainer and annual cash stipend are paid in two installments — in the middle and at the end of the plan year, which is September 1 to August 31. Members of the Special Committees are paid a cash fee of $2,500 at the end of each fiscal quarter. The annual cash retainer and annual cash stipend are reduced by 25% if a non-employee director does not attend at least 75% of the total meetings of the Board and Board committees on which such director served during the relevant plan year. The table on page 11 of this proxy statement under the section entitled "Committees of the Board and Meetings" shows on which committees the individual directors serve.

*Stock Awards.* Directors are granted deferred stock units at the end of the plan year on August 31 in an amount equal to the annual retainer earned during that plan year divided by the average closing price of a share of Medtronic common stock for the last 20 trading days during the plan year. Dividends paid on Medtronic common stock are credited to a director's stock unit account in the form of additional stock units. The balance in a director's stock unit account will be distributed to the director in the form of shares of Medtronic common stock upon resignation or retirement from the Board in a single distribution or, at the director's option, in five equal annual distributions. Amounts in the stock awards column show 100% of the grant date fair value of stock awards granted to each director in fiscal year 2007, which is recognized in the year of grant and equals the share-based compensation expense recognized in fiscal year 2007 for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)") (disregarding forfeiture assumptions). For a discussion of the assumptions we use in calculating the amount recognized, see Note 11 to our consolidated financial statements in our annual report for fiscal year 2007 accompanying this proxy statement.

*Option Awards.* Directors are granted stock options at the beginning of the director plan year on September 1 equal to the amount of the annual retainer, $70,000, divided by the fair market value of a share of Medtronic common stock on the date of grant (which will also be the exercise price of the option). These options expire at the earlier of the tenth anniversary of the date of grant or five years after the holder ceases to be a Medtronic director. On the date he or she first becomes a director, each new non-employee director receives (1) a one-time initial stock option grant for a number of shares of Medtronic common stock equal to two times the amount of the annual retainer, or $140,000, divided by the fair market value of a share of Medtronic common stock on the date of grant (which will also be the exercise price of such option); and (2) a pro-rated stock option grant for a number of shares of Medtronic common stock equal to his or her annual retainer (pro-rated based on the number of days remaining in the plan year) divided by the fair market value of a share of Medtronic common stock on the date of grant (which will also be the exercise price of the option). Amounts in the option awards column represent the share-based compensation expense recognized in fiscal year 2007 for financial statement reporting purposes in accordance with SFAS No. 123(R) (disregarding forfeiture assumptions). For a discussion of the assumptions used in calculating the dollar amount recognized, see Note 11 to our consolidated financial statements in our annual report for fiscal year 2007 accompanying this proxy statement.

Directors received the following stock option grants during fiscal year 2007:

| Name | # of Shares | Grant Date Fair Value |
|---|---|---|
| Mr. Anderson | 1,493 | $18,244 |
| Mr. Bonsignore | 1,493 | 18,244 |
| Dr. Brody | 1,493 | 18,244 |
| Dr. Gotto | — | — |
| Dr. Jackson | 1,493 | 18,244 |
| Mr. Lenehan | 2,586 | 35,920 |
| | 801 | 11,126 |
| Ms. O'Leary | 1,493 | 18,244 |
| Mr. Pozen | 1,493 | 18,244 |
| Mr. Rosso | 1,493 | 18,244 |
| Mr. Schuler | 1,493 | 18,244 |
| Mr. Sprenger | 1,493 | 18,244 |

All non-employee director stock options described above vest and are exercisable in full on the date of grant, except that a director initially appointed by the Board will not be entitled to exercise any stock option until the director has been elected to the Board by Medtronic's shareholders. Amounts in the grant date fair value column represent the share-based compensation expense recognized in fiscal year 2007 for those stock option grants made during fiscal year 2007 for financial statement reporting purposes in accordance with SFAS No. 123(R) (disregarding forfeiture assumptions).

*Stock Holdings.* Non-employee directors held the following restricted stock, stock options, and deferred stock units as of April 27, 2007:

| Non-Employee Director | Restricted Stock | Stock Options | Deferred Stock Units |
|---|---|---|---|
| Mr. Anderson | — | 20,476 | 4,785 |
| Mr. Bonsignore | — | 46,103 | 7,320 |
| Dr. Brody | — | 56,272 | 8,281 |
| Dr. Jackson | — | 16,797 | 5,460 |
| Mr. Lenehan | — | 3,387 | — |
| Ms. O'Leary | — | 36,399 | 6,520 |
| Mr. Pozen | — | 10,480 | 2,662 |
| Mr. Rosso | — | 50,952 | 7,691 |
| Mr. Schuler | 14,702 | 65,345 | 8,976 |
| Mr. Sprenger | 11,790 | 61,753 | 8,736 |

To more closely align their interests with those of shareholders generally, directors are encouraged to own stock of Medtronic in an amount equal to five times the annual Board retainer fees. In addition, each director must retain, for a period of three years, 75% of the net after-tax profit shares realized from option exercises or share issuances resulting from grants made on or after April 26, 2003. For stock options, net after-tax profit shares are those shares remaining after payment of the option's exercise price and income taxes. For share issuances, net gain shares are those remaining after payment of income taxes. Shares retained may be sold after three years. In the case of retirement or termination, the shares may be sold after the shorter of the remaining retention period or one year following retirement or termination, as applicable.

*Change in Plan Year.* Effective September 1, 2007, Medtronic will transition its director compensation program to correspond with its fiscal year, with a shortened year for the September 1, 2007 to April 25, 2008 period.

*Deferrals.* Directors may defer all or a portion of their compensation through participation in Medtronic's Capital Accumulation Plan, a nonqualified deferred compensation plan designed to allow participants to make contributions of their compensation before taxes are withheld and to earn returns or incur losses on those contributions based upon allocations of their balances to one or more investment alternatives, which are also investment alternatives that Medtronic offers its employees through its 401(k) supplemental retirement plan.

*Charitable Giving.* As part of its overall program to promote charitable giving, The Medtronic Foundation matches gifts by Medtronic employees and directors to qualified educational institutions up to $7,000 per fiscal year. In addition, any individual who became a director prior to July 1, 1998 and who has served as a director for five or more years may recommend charitable institutions to which Medtronic will make a total contribution of $1 million at the time of the director's death.

**Complaint Procedure; Communications with Directors**

The Sarbanes-Oxley Act of 2002 requires companies to maintain procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We currently have such procedures in place. Our 24-hour, toll-free confidential compliance line is available for the submission of concerns regarding accounting, internal controls or auditing matters. Our independent directors may also be contacted via e-mail at **independentdirectors@medtronic.com**. Our Lead Director may be contacted via e-mail at **leaddirector@medtronic.com**. Communications received from shareholders may be forwarded directly to Board members as part of the materials sent before the next regularly scheduled Board meeting, although the Board has authorized management, in its discretion, to forward communications on a more expedited basis if circumstances warrant or to exclude a communication if it is illegal, unduly hostile or threatening or otherwise inappropriate. Advertisements, solicitations for periodical or other subscriptions and other similar communications generally will not be forwarded to the directors.

### Our Codes of Conduct

All Medtronic employees, including our Chief Executive Officer and other senior executives, are required to comply with our long-standing Code of Conduct to help ensure that our business is conducted in accordance with the highest standards of moral and ethical behavior. Our Code of Conduct covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business. Employees are required to bring any violations and suspected violations of the Code of Conduct to the attention of Medtronic, through management or our legal counsel or by using Medtronic's confidential compliance line. Our Code of Ethics for Senior Financial Officers, which is a part of the Code of Conduct, includes certain specific policies applicable to our Chief Executive Officer, Chief Financial Officer, Treasurer and Controller and to other senior financial officers designated from time to time by our Chief Executive Officer. These policies relate to internal controls, the public disclosures of Medtronic, violations of the securities or other laws, rules or regulations and conflicts of interest. In 2004, the Board of Directors adopted a Code of Business Conduct and Ethics for members of the Board relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations and promotion of ethical behavior.

Our codes of conduct are published on our website, at **www.medtronic.com** under the **Corporate Governance** caption. We intend to disclose future amendments to, or waivers for directors and executive officers of, our codes of conduct on our website promptly following the date of such amendment or waiver.

## SHARE OWNERSHIP INFORMATION

*Significant Shareholders.* The following table shows information as of June 25, 2007, concerning each person who is known by us to beneficially own more than 5% of our common stock.

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days | Percent of Class |
|---|---|---|---|
| Capital Research and Management Company<br>333 South Hope Street<br>Los Angeles, CA 90071[1] | 119,062,290 | N/A | 10.4% |
| Wellington Management Company, LLP<br>75 State Street<br>Boston, MA 02109[2] | 77,686,054 | N/A | 6.8% |

(1) The information for security ownership of this beneficial owner is based on amendment no. 1 to a Schedule 13G filed by Capital Research and Management Company on February 12, 2007. The shares reported are as a result of Capital Research and Management Company acting as investment adviser to various investment companies. Based upon 1,139,865,406 shares outstanding as of June 25, 2007 (in addition to 1,246,421 shares resulting from the assumed conversion of $69,900,000 principal amount of Medtronic's 1.50% Convertible Senior Notes due April 2011 and 811,333 shares resulting from the assumed conversion of $45,500,000 principal amount of Medtronic's 1.625% Convertible Senior Note due April 2013, which are included in both the denominator and numerator for beneficial ownership calculations), the shareholder beneficially owns approximately 10.4% of our shares outstanding.

(2) The information for security ownership of this beneficial owner is based on a Schedule 13G filed by Wellington Management Company, LLP on February 14, 2007. The shares reported are as a result of Wellington Management Company, LLP acting as investment advisor to various investment companies. Based upon 1,139,865,406 shares outstanding as of June 25, 2007, the shareholder beneficially owns approximately 6.8% of our shares outstanding.

- The level of responsibility;
- Business strategy;
- Total compensation strategy; and
- The scope and complexity of the position.

The Compensation Committee reviews and approves base salaries for named executives annually at its meeting in April following a review of the above criteria.

Base salary percentage increases for fiscal year 2007 and for fiscal year 2008 (to date) are shown below:

| Name | Fiscal Year 2006 | Fiscal Year 2007 | Percent Increase | Fiscal Year 2008 | Percent Increase |
|---|---|---|---|---|---|
| Arthur D. Collins, Jr. | $1,175,000 | $1,275,000 | 8.5 | $1,275,000 | — |
| Gary L. Ellis | 475,000 | 525,000 | 10.5 | 600,000 | 14.3 |
| William A. Hawkins | 735,000 | 775,000 | 5.4 | 806,000 | 4.0 |
| Michael F. DeMane | 490,209 | 530,000 | 8.1 | 557,000 | 5.1 |
| Stephen H. Mahle | 572,000 | 595,000 | 4.0 | 620,000 | 4.2 |

The base salary increases in fiscal year 2007 were based on market data as provided through internal surveys as well as recommendations from the Compensation Committee's external independent compensation consultant. Mr. Ellis received the highest base salary increase due to his recent promotion as Chief Financial Officer to align his base salary according to competitive market data. Mr. Collins' base salary increase was determined for the period through the 2007 Annual Meeting, rather than for fiscal year 2007, so his annualized percentage increase was approximately 6.4%. Mr. DeMane's base salary was increased to $500,000 in the middle of fiscal year 2006 upon his promotion to Senior Vice President and President, Europe, Canada, Latin America and Emerging Markets. The increase at the beginning of fiscal year 2007 from $500,000 to $530,000 was an increase of 6%. This and other fiscal year 2007 increases of 4% to 6% are within a range of general market movement for these positions and were made to bring the salaries in line with the competitive market median of the industry peer group.

### Annual Performance-Based Incentives

We deliver annual performance-based incentives to our named executive officers though our Medtronic Incentive Plan ("MIP"). Our objective is to establish MIP award targets within a competitive range based on the market median annual incentives for our industry peer group. However, we establish an award range that allows above-market pay for above-market performance and below-market pay for below-market performance. It is important to note that our MIP award targets are set at competitive levels to allow us to attract and retain employees and offer a pay mix that is similar to that in the market in which we compete for talent.

*Award Targets.* The Compensation Committee reviews, discusses and approves MIP award targets for named executive officers in June. Attainment of MIP award targets is approved on a preliminary basis by the Compensation Committee each April based on year-end forecasts and ratified again in June by the chairman of the Compensation Committee just prior to payout.

Our MIP award targets are established as a percentage of base salary earned during the fiscal year. No incentives are earned unless a minimum (threshold) Earning Per Share target is met. Minimum awards (at the threshold level of performance) are 50% of the target amount and maximum payouts for named executive officers are either 220% or 225% of the target amount. The chart below shows, as a percent of base salary, the minimum, target, and maximum awards under this plan.

| Name | MIP Awards as Percent of Base Salary | | |
|---|---|---|---|
| | Threshold Performance | Target Performance | Maximum Performance |
| Arthur D. Collins, Jr. | 60 | 120 | 264 |
| Gary L. Ellis | 38 | 75 | 165 |
| William A. Hawkins | 48 | 95 | 209 |
| Michael F. DeMane | 38 | 75 | 169 |
| Stephen H. Mahle | 40 | 80 | 180 |

Establishing market competitive cash incentives helps attract and retain high caliber talent, motivate and focus that talent on achieving aggressive financial performance objectives and reward that talent for achieving or exceeding our annual operating plan goals.

*Performance Measures.* MIP award measures are reviewed and approved annually at the Compensation Committee's June meeting. Financial measures are selected based on how effectively they impact, independently and together, the overall success of Medtronic.

The current financial measures for the portion of our plan based on corporate performance are Earnings Per Share, Revenue Growth and Return on Net Assets, with weights of 50%, 30%, and 20%, respectively. Earnings Per Share is an aggregate measure that focuses on growth and equity management, and reflects how well we deliver value to our shareholders from our business operations. Revenue growth is a reflection of our ability to successfully bring new products to market, gain market share and expand the many markets that we serve. Return on Net Assets measures our success at generating profits relative to our assets — that is, our ability to leverage our assets to create sustained growth. Target payouts for corporate measures for fiscal year 2007 were based on performance targets with the following ranges: 11% to 23% growth in Earnings Per Share, 10% to 15% revenue growth, and 16% to 20% return on net assets. These are reasonably aggressive goals as compared to our peer group of companies and, as such, fully support our compensation philosophy. In addition, an Earnings Per Share threshold equal to 90% of target was used and was set at the prior year's actual results — so any drop in Earnings Per Share would result in no payouts under this plan.

All of Mr. Collins' MIP is based on these corporate performance measures. The remaining named executive officers have a portion of their MIP based on corporate measures and a portion based on individual performance as evaluated by our Chief Executive Officer or Chief Operating Officer — a category that takes into account all aspects of their job and includes non-financial areas such as talent management, quality and regulatory successes, and strategic initiatives. The chart below shows the apportionment of MIP for the named executive officers among the various performance measures for fiscal year 2007:

| Name | Corporate Performance | Individual Performance | Europe, Canada, Latin America & Emerging Markets Performance | CRDM Performance |
|---|---|---|---|---|
| Arthur D. Collins, Jr. | 100% | — | — | — |
| Gary L. Ellis | 75 | 25% | — | — |
| William A. Hawkins | 75 | 25 | — | — |
| Michael F. DeMane | 25 | 25 | 50% | — |
| Stephen H. Mahle | 25 | 25 | — | 50% |

Mr. Mahle and Mr. DeMane have a portion of their MIP based on the performance of the business units they lead. For fiscal year 2007, those business unit measures included Revenue Growth, Earnings before Interest and Taxes, Market Share (for Mr. Mahle only), Days Sales Outstanding (for Mr. DeMane only), and Weeks of Inventory. The latter two measures reflect how well we are managing specific assets — accounts receivable and inventory. Earnings Before Interest and Taxes is what we use as one broad measure of business unit results; similar to the Earnings Per Share measure used on a corporate-wide basis.

In establishing our performance measure targets, we consider a number of factors, including prior performance, forecast performance, and industry expectations. We look to our annual operating plan and to the level of performance required to meet our stated objectives. We take into account current platforms and timeline for the approval and introduction of new products. Finally, we look to the competitive market and estimate regulatory and legal influences, as well as economic trends.

*Fiscal Year 2007 Award Payments.* For fiscal year 2007, corporate Earnings Per Share and Revenue Growth performance were below target. Corporate Earnings Per Share exceeded the minimum threshold amount required for an award. Return on Net Assets was above target, resulting in overall corporate performance at 67% of target. Cardiac Rhythm Disease Management performance was at 9% of target and Europe, Canada, Latin America and Emerging Markets group performance was 183% of target. Individual performance for all named executive officers (excluding Mr. Collins, who does not have this measure) was between 67% and 100% of target.

Award payments to named executive officers are highlighted below:

| Name | Award Payments | Percentage of Target |
|---|---|---|
| Arthur D. Collins, Jr. | $1,020,000 | 67 |
| Gary L. Ellis | 295,313 | 75 |
| William A. Hawkins | 490,963 | 67 |
| Michael F. DeMane | 529,470 | 133 |
| Stephen H. Mahle | 219,793 | 46 |

### Long-Term Compensation

Long-term compensation allows us to provide incentives and rewards to those employees who are responsible for the strategic and long-term success of the company. Our objective is to align the actions of our named executive officers with the interests of shareholders, link a significant portion of their compensation to sustained financial results and growth in stock price, provide a competitive total compensation package, and aid in the attraction and retention of top talent. We provide our named executives with four types of long-term compensation:

- Stock options;
- Performance-based restricted stock or restricted stock units;
- A cash-based long-term performance plan; and
- Time-based restricted stock units.

A goal of our program is to establish aggregate long-term compensation pay targets within a competitive range based on the median long-term incentives of our industry peer group of companies. We establish a pay range that allows aggregate payouts that are above market median pay for above target performance and below market median pay for below target performance.

Another goal of our long term compensation program is to provide a balance among the individual program components. Our program delivers a mix of rewards with differing leverage and delivery methods to appropriately capture the unique benefits of these different programs. Our goals are to achieve an equal balance among the three primary components of the program (stock options, performance-based restricted stock or restricted stock units, and performance-based cash) and to use time-based restricted stock in more limited circumstances for special recognition and retention purposes. This mix of long-term incentives, introduced in fiscal year 2007, is similar to the mix of our peer group. By maintaining an equal balance of the three primary components, we underscore the importance of all of them. This supports our overall compensation philosophy and objectives — to reinforce alignment with shareholder interests, encourage strong financial performance through aggressive goals and highly leveraged programs, and emphasize performance-based compensation.

*Award Targets.* The Compensation Committee reviews, discusses and approves all long-term compensation pay targets for named executives in June after discussing and reviewing a comprehensive annual proxy executive compensation study provided by our external independent consultant. Once the market median long-term incentive compensation of the peer group of companies is determined for each named executive officer, that amount is allocated equally among the three primary components to establish the award targets for stock options, performance-based restricted stock, and the long-term performance plan.

*Stock Options.* Stock options provide value only when the price of the stock appreciates over the grant price. This helps ensure a strong link between our executives and our shareholders.

As discussed above, stock option grant guidelines are approved by the Compensation Committee in June following a review of competitive market data. Once the target grant guidelines are established, the Compensation Committee approves a range that allows for an award amount of 50% to 200% of that target guideline amount. Our annual stock option grants to named executive officers are made at the beginning of our third quarter and may be above or below the target amounts based on individual performance. All stock option grants have an exercise price that is equal to the closing market price of our shares on the date of grant, have a term of ten years and generally vest in equal increments of 25% each year beginning one year after the date of grant.

For fiscal year 2007, stock options awards were granted at target grant guideline amounts to all of the named executive officers and accounted for approximately 24% of total compensation for our Chief Executive Officer and approximately 22% to 23% of total compensation for the remaining named executive officers.

*Performance-Based Restricted Stock/Restricted Stock Units.* Performance-based restricted stock or restricted stock units are used to focus executives on a key financial goal, diluted earnings per share, align them with shareholder interests, and aid in the attraction and retention of top talent.

As discussed above, performance-based restricted stock and restricted stock unit grant targets for named executive officers are approved by the Compensation Committee in June following a review of our peer companies. Actual grants are made at the beginning of our third quarter and are equal to the grant targets (unlike stock options, there is no grant range provided). All performance-based restricted stock/restricted stock unit grants are made at a price equal to the closing market price of our shares on the date of grant and "cliff vest" 100% three years after the date of grant if the applicable performance goal is achieved. Performance-based restricted stock was first introduced in fiscal year 2007 to replace a portion of named executive officer stock option awards using an exchange factor of one performance-based restricted share for every four stock options.

The performance goal that must be achieved for the fiscal year 2007 performance-based restricted stock/restricted stock unit grants to vest is cumulative diluted earnings per share growth of 9% each year over three years. Diluted earnings per share is an appropriate measure of overall financial well being. Performance is measured over the three consecutive fiscal years beginning with the fiscal year during which the grant is made. If the performance goal is achieved, the stock will cliff vest 100% on the third anniversary of the date of grant. If the performance goal is not met, none of the awards vest.

The determination as to whether a named executive officer receives a grant of performance-based restricted stock versus restricted stock units is made based on the country of origin and country of residence of the named executive officers and related tax consequences. Named executive officers who receive performance-based restricted stock also receive dividends on those awards, while those receiving performance-based restricted stock units receive dividend credits that vest and are distributed along with the vesting of the original award. In addition, named executive officers with performance-based restricted stock have voting rights on those shares during the vesting period while those with performance-based restricted stock units do not. The two forms of award are similar in other respects.

For fiscal year 2007, performance-based restricted stock/restricted stock unit awards were delivered at target grant amounts to all of the named executive officers and accounted for approximately 24% of total compensation for Art Collins and approximately 21% to 23% of total compensation for the remaining named executive officers. Mr. DeMane was the only named executive officer to receive performance-based restricted stock units rather than performance-based restricted stock, and this was due to his status as a Swiss-based executive in fiscal year 2007 and the related tax consequences of performance-based restricted stock

*Cash-Based Long-Term Performance Plan.* Our objective with our Long-Term Performance Plan ("LTPP") is to maintain the alignment of our named executive officers' goals with our long-term financial performance goals. We feel this approach focuses our executives on sustained achievement of financial targets that are critical to our long-term success.

As discussed above, our LTPP grant targets for named executive officers are approved annually by the Compensation Committee in June following a review of our peer groups. Grants are made annually for overlapping three-year performance periods. Calculations of final awards are reviewed by the Compensation Committee each April based on year-end forecasts and confirmed in June by the Chairman of the Compensation Committee just prior to payout. For the 2007-2009 phase of the LTPP, no incentives are earned unless two thresholds of Earnings Per Share and Return on Net Assets are met. Minimum payouts (at the threshold level of performance) are 20% of the target amount and maximum payouts are 180% of the target amount. The minimum, target and maximum payouts to our named executive officers can be found in the Grants of Plan-Based Awards table on page 36 of this proxy statement.

The LTPP performance measures are the same performance measures as those described in the section entitled "Performance Measures" on page 25 of this proxy statement except the LTPP performance is measured over three fiscal years. For the LTPP, performance measure targets are set at or close to the same level as our long-term financial objectives. Target payouts for the fiscal year 2007 to fiscal year 2009 period are based on performance targets with the following ranges: average growth in Diluted Earnings Per Share of 9% to 17% per year over three years, average revenue growth of 8% to 16% per year over three years, and average return on net assets of 12% to 20% over three years. In setting our performance measure targets, we consider a number of items — the most important of which is our strategic plan, which takes into account our current product lines and our timeline for the approval and introduction of new products.

For fiscal year 2007, Long-Term Performance Plan awards were granted at target amounts to all of the named executive officers and accounted for approximately 24% of total compensation for our Chief Executive Officer and approximately 21% to 23% of total compensation for the remaining named executive officers.

Fiscal year 2007 was also the final year of the 3-year performance period for the fiscal year 2005 through fiscal year 2007 phase of the Performance Share Plan, the predecessor to the LTPP. This predecessor plan was similar in design to the current LTPP except the plan was denominated in performance shares and the payout was 50% in cash and 50% in Medtronic stock. The dollar value of the final awards to named executive officers for the fiscal year 2005 to fiscal year 2007 phase of the Performance Share Plan were as follows:

| Name | Cash Award | Stock Award | Total Award |
|---|---|---|---|
| Arthur D. Collins, Jr. | $703,565 | $703,565 | $1,407,130 |
| Gary L. Ellis | 105,665 | 105,665 | 211,330 |
| William A. Hawkins | 328,344 | 328,344 | 656,688 |
| Michael F. DeMane | 163,252 | 163,252 | 326,504 |
| Stephen H. Mahle | 206,397 | 206,397 | 412,794 |

The Stock Awards Column in the Summary Compensation Table includes the share-based compensation expense recognized in accordance with FAS 123(R) in fiscal year 2007 rather than the amounts shown in the table above.

*Time-Based Restricted Stock Units.* Grants of time-based restricted stock units are periodically made to named executive officers for strategic reasons such as attraction, promotion, succession planning, special recognition and retention. While vesting on these awards is generally three- to five-year cliff vesting, specific circumstances will dictate the terms of these grants. All time-based restricted stock unit grants are made at a price equal to the closing market price of our shares on the date of grant.

During fiscal year 2007, our named executive officers received the following grants of time-based restricted stock units:

| Name | Face Value of Grant | Number of Units | Vesting Provisions | Dividend Treatment |
|---|---|---|---|---|
| Gary L. Ellis | $1,000,043 | 19,795 | 100% on fourth anniversary of grant date | Receives dividend credits |
| William A. Hawkins | 2,000,014 | 40,775 | 100% on third anniversary of grant date | Receives dividend credits |
| Michael F. DeMane | 2,000,014 | 40,775 | 100% on third anniversary of grant date | Receives dividend credits |

These grants were made for strong leadership and/or retention related to succession planning.

### Adjustments for Special Charges

Medtronic's performance-based plans require that when special charges (such as certain litigation, restructuring charges and in-process research and development charges) significantly impact operating income, this impact be reviewed and evaluated by the Compensation Committee and potentially excluded in determining financial performance. The plans define significant as an impact in the "general amount of 5% of the operating income in the year incurred." The intent of this standard is to allow decisions of material strategic importance to be made by Management without undue concern for impact on compensation.

In accordance with Medtronic's policy, for fiscal year 2007 a number of items were excluded from Medtronic's results for the purposes of calculating performance on short-term and long-term incentive programs and the Medtronic, Inc.'s Savings and Investment Plan. These exclusions had no net impact on payments made under these programs.

### Qualified Retirement Plans

Medtronic has three types of pension plans. Our original pension plan is a defined benefit, tax qualified retirement plan covering most U.S. employees who began employment with Medtronic prior to May 1, 2005. Recently, we implemented two new alternative plans for employees hired on or after May 1, 2005, a defined benefit plan, the Personal Pension Account, and a defined contribution plan, the Personal Investment Account. Additional details regarding the pension plans are provided on page 42 of this proxy statement.

### Supplemental Retirement Plans

Medtronic provides a Supplemental Executive Retirement Plan benefit. This plan is a nonqualified plan which is designed to provide all eligible employees, including the named executive officers, with benefits which supplement those provided under certain of the tax qualified plans maintained by Medtronic. Designed to provide a consistent level of benefit as a percentage of covered compensation for all employees, the Supplemental Executive Retirement Plan restores benefits lost under the Personal Pension Account, Personal Investment Account or the Medtronic Retirement Plan due to covered compensation limits established by the IRS. The Plan also restores benefits for otherwise eligible compensation deferred into the Medtronic, Inc. Capital Accumulation Plan Deferral Program (the "Capital Accumulation Plan"). The Capital Accumulation Plan uses the same benefit formula as the qualified plan and includes the same elements of compensation included in the qualified plan in addition to compensation deferred into our Capital Accumulation Plan. As such, the plan provides employees with no greater benefit than they would have received under the qualified plan were it not for the covered compensation

Our change of control agreements are discussed in more detail in the "Employment and Change of Control Arrangements" section below. We do not have employment contracts other than those associated with a change of control.

### Stock Retention Requirements

The Compensation Committee has approved the implementation of stock retention requirements. The Chief Executive Officer must retain, for a period of three years, 75% of the net after-tax profit shares realized from option exercises and 75% of the net gain shares relating to share issuances resulting from grants made on or after April 26, 2003. Other named executive officers must retain, for a period of three years, 50% of the net after-tax profit shares realized from option exercises or 50% of the net gain shares relating to share issuances resulting from grants made on or after April 26, 2003. For stock options, net after-tax profit shares are those shares remaining after payment of the option's exercise price and applicable taxes. For share issuances, net gain shares are those shares remaining after payment of income taxes. Shares retained may be sold after three years. In the case of retirement or termination, the shares may be sold after the shorter of the remaining retention period or one year following retirement/termination.

Modified stock retention guidelines apply to shares awarded to Mr. DeMane in fiscal year 2007 because he was a Swiss-based executive at this time. The modified guidelines allow Mr. DeMane to satisfy holding requirements by demonstrating ownership of an equivalent number of shares rather than holding shares from specific awards, which due to Swiss tax regulations would result in severe tax consequences.

As of April 27, 2007, all executive officers were in compliance with the stock retention requirements.

### Tax and Accounting Implications

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides that the Company may not deduct compensation of more than $1 million that is paid to certain individuals. In carrying out its duties, the Compensation Committee makes all reasonable attempts to comply with the $1 million deduction limitation for executive compensation, unless the Compensation Committee determines that such compliance in given circumstances would not be in the best interests of Medtronic and its shareholders. Mr. Collins defers the portion of his base salary that is over $1 million. Other major components of his fiscal year 2007 total direct compensation are performance-based and therefore not subject to the $1 million limit under Section 162(m) of the Internal Revenue Code of 1986.

Beginning in the first quarter of fiscal year 2007, the Company began accounting for stock-based awards in accordance with the requirements of FASB Statement 123(R) by using the "modified prospective" method of application. Under the "modified prospective" method, compensation cost is recognized prospectively for both new grants issued subsequent to the date of adoption, and all unvested awards outstanding at the date of adoption.

The nonqualified deferred compensation plan described above is a plan that qualified under section 409A of the Internal Revenue Code.

### Medtronic Stock Grant Policy and Practice

All employee stock awards, which include restricted stock grants, restricted stock units and stock options, are approved either by the Compensation Committee of the Board or the internal stock committee (the "ISC"). The Compensation Committee approves all stock awards to its executive officers as well as all awards which cannot be delegated to the ISC due to the size of the award. The ISC, which includes the Chief Executive Officer, the Chief Operating Officer and the Senior Vice President of Human Resources, approves all other stock awards.

In the past, Medtronic's stock grants were effective on the date of the approval (either the date of the Compensation Committee meeting or the date the ISC resolutions are signed). However, in some cases, such as those contingent on a future date of employment, grants were made on a future effective date that was specifically identified in the resolutions at the time of approval.

Beginning in fiscal year 2007, Medtronic adopted a policy of making stock and option grants only four times each year. Grants are to be made on the first business day of each fiscal quarter for all grants approved by the Compensation Committee or the ISC during the preceding quarter.

The fair market value or exercise price on all Medtronic stock awards is established in the Medtronic, Inc. 2003 Long-Term Incentive Plan as the closing sale price of shares on the New York Stock Exchange on the date of grant. Medtronic has priced stock awards consistent with the plan and no backdating of stock options has occurred.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the section of this proxy statement entitled "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement.

COMPENSATION COMMITTEE:

Richard H. Anderson, Chair
Michael R. Bonsignore
Jean-Pierre Rosso
Jack W. Schuler
Gordon M. Sprenger

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The table below reflects all outstanding equity awards made to each of the named executive officers that are outstanding at the end of fiscal year 2007. The market or payout value of unearned shares, units or other rights that have not vested equals $53.60, which was the closing price of Medtronic's common stock on the NYSE on April 27, 2007 and for performance-based restricted stock and for performance share plan awards presumes that the target performance goals are met.

| | Option Awards | | | | | Stock Awards | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options(#) | | | | | Shares or Units of Stock That Have Not Vested | | Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested | |
| Name | Option Grant Date | Exer-cisable | Unexer cisable | Option Exercise Price | Option Expiration Date | Grant Date | Number | Market Value | Number | Market or Payout Value |
| Arthur D. Collins, Jr. . . . | 08/11/1997 | 500,000 | | $23.36 | 08/11/2007 | 10/24/2002 | 44,574 | $2,389,166 | | |
| | 10/29/1997 | 69,566 | | 21.56 | 10/29/2007 | 10/23/2003 | 43,469 | 2,329,938 | | |
| | 05/01/1998 | 30,190 | | 26.50 | 05/01/2008 | 10/21/2004 | 40,000 | 2,144,000 | | |
| | 10/28/1998 | 70,520 | | 31.91 | 10/28/2008 | 10/19/2005 | 35,249 | 1,889,346 | | |
| | 04/28/1999 | 10,656 | | 37.59 | 04/28/2009 | 04/30/2005 | | | 14,240 | $ 763,264 |
| | 05/01/1999 | 99,204 | | 35.97 | 05/01/2009 | 10/30/2006 | | | 51,335 | 2,751,556 |
| | 10/27/1999 | 120,755 | | 33.13 | 10/27/2009 | | | | | |
| | 04/30/2000 | 100,658 | | 51.94 | 04/30/2010 | | | | | |
| | 10/26/2000 | 116,223 | | 51.63 | 10/26/2010 | | | | | |
| | 04/27/2001 | 61,589 | | 44.25 | 04/27/2011 | | | | | |
| | 10/25/2001 | 298,851 | | 43.50 | 10/25/2011 | | | | | |
| | 04/26/2002 | 27,821 | | 43.81 | 04/26/2012 | | | | | |
| | 10/24/2002 | 289,726 | | 44.87 | 10/24/2012 | | | | | |
| | 04/25/2003 | 34,098 | | 48.08 | 04/25/2013 | | | | | |
| | 10/23/2003 | 211,911 | 70,637 | 46.01 | 10/23/2013 | | | | | |
| | 04/30/2004 | 42,927 | | 50.46 | 04/30/2014 | | | | | |
| | 10/21/2004 | 130,000 | 130,000 | 50.00 | 10/21/2014 | | | | | |
| | 10/19/2005 | 57,279 | 171,837 | 56.74 | 10/19/2015 | | | | | |
| | 10/30/2006 | | 184,805 | 48.70 | 10/30/2016 | | | | | |
| Gary L. Ellis . . . . | 10/29/1997 | 18,552 | | 21.56 | 10/29/2007 | 06/24/2005 | 9,485 | 508,396 | | |
| | 05/01/1998 | 4,530 | | 26.50 | 05/01/2008 | 07/31/2006 | 19,795 | 1,061,012 | | |
| | 10/28/1998 | 12,538 | | 31.91 | 10/28/2008 | 04/30/2005 | | | 3,454 | 185,134 |
| | 04/28/1999 | | 2,618 | 37.59 | 04/28/2009 | 10/30/2006 | | | 11,294 | 605,358 |
| | 05/01/1999 | 13,328 | | 35.97 | 05/01/2009 | | | | | |
| | 10/27/1999 | 19,623 | | 33.13 | 10/27/2009 | | | | | |
| | 04/30/2000 | 23,590 | | 51.94 | 04/30/2010 | | | | | |
| | 10/26/2000 | 17,434 | | 51.63 | 10/26/2010 | | | | | |
| | 04/27/2001 | 15,579 | | 44.25 | 04/27/2011 | | | | | |
| | 10/25/2001 | 32,184 | | 43.50 | 10/25/2011 | | | | | |
| | 04/26/2002 | 5,257 | | 43.81 | 04/26/2012 | | | | | |
| | 10/24/2002 | 33,430 | | 44.87 | 10/24/2012 | | | | | |
| | 04/25/2003 | 7,189 | | 48.08 | 04/25/2013 | | | | | |
| | 10/23/2003 | 24,451 | 8,151 | 46.01 | 10/23/2013 | | | | | |
| | 04/30/2004 | 4,246 | | 50.46 | 04/30/2014 | | | | | |
| | 10/21/2004 | 15,000 | 15,000 | 50.00 | 10/21/2014 | | | | | |
| | 10/19/2005 | 9,252 | 27,759 | 56.74 | 10/19/2015 | | | | | |
| | 10/30/2006 | | 41,068 | 48.70 | 10/30/2016 | | | | | |

| | Option Awards | | | | | Stock Awards | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options(#) | | | | | Shares or Units of Stock That Have Not Vested | | Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested | |
| Name | Option Grant Date | Exer-cisable | Unexer cisable | Option Exercise Price | Option Expiration Date | Grant Date | Number | Market Value | Number | Market or Payout Value |
| William A. Hawkins ..... | 01/07/2002 | 82,305 | | 48.60 | 01/07/2012 | 08/28/2003 | 30,334 | 1,625,902 | | |
| | 01/07/2002 | 36,214 | | 48.60 | 01/07/2012 | 05/15/2006 | 40,775 | 2,185,540 | | |
| | 10/24/2002 | 49,031 | | 44.87 | 10/24/2012 | 04/30/2005 | | | 6,770 | 362,872 |
| | 10/23/2003 | 48,903 | 16,301 | 46.01 | 10/23/2013 | 10/30/2006 | | | 18,481 | 990,582 |
| | 10/21/2004 | 50,000 | 50,000 | 50.00 | 10/21/2014 | | | | | |
| | 04/29/2005 | 7,591 | | 52.70 | 04/29/2015 | | | | | |
| | 04/29/2005 | 5,462 | | 52.70 | 04/29/2015 | | | | | |
| | 10/19/2005 | 18,946 | 56,839 | 56.74 | 10/19/2015 | | | | | |
| | 10/30/2006 | | 67,762 | 48.70 | 10/30/2016 | | | | | |
| Michael F. DeMane ..... | 03/17/2000 | 5,694 | | $52.69 | 03/17/2010 | 08/28/2003 | 60,668 | $3,251,805 | | |
| | 08/09/2000 | 8,889 | | 56.25 | 08/09/2010 | 05/15/2006 | 40,775 | 2,185,540 | | |
| | 10/26/2000 | 19,371 | | 51.63 | 10/26/2010 | 04/30/2005 | | | 3,636 | $ 194,890 |
| | 10/25/2001 | 32,184 | | 43.50 | 10/25/2011 | 10/30/2006 | | | 12,321 | 660,406 |
| | 10/24/2002 | 49,031 | | 44.87 | 10/24/2012 | | | | | |
| | 10/23/2003 | 48,903 | 16,301 | 46.01 | 10/23/2013 | | | | | |
| | 10/21/2004 | 30,000 | 30,000 | 50.00 | 10/21/2014 | | | | | |
| | 10/19/2005 | 11,896 | 35,690 | 56.74 | 10/19/2015 | | | | | |
| | 10/30/2006 | | 45,175 | 48.70 | 10/30/2016 | | | | | |
| Stephen H. Mahle ....... | 08/11/1997 | 20,000 | | 23.36 | 08/11/2007 | 08/28/2003 | 30,334 | 1,625,902 | | |
| | 10/29/1997 | 11,596 | | 21.56 | 10/29/2007 | 04/30/2005 | | | 4,160 | 222,976 |
| | 05/01/1998 | 3,774 | | 26.50 | 05/01/2008 | 10/30/2006 | | | 15,401 | 825,494 |
| | 05/01/1998 | 31,062 | | 26.50 | 05/01/2008 | | | | | |
| | 10/28/1998 | 20,374 | | 31.91 | 10/28/2008 | | | | | |
| | 04/28/1999 | 4,496 | | 37.59 | 04/28/2009 | | | | | |
| | 05/01/1999 | 39,826 | | 35.97 | 05/01/2009 | | | | | |
| | 10/27/1999 | 51,321 | | 33.13 | 10/27/2009 | | | | | |
| | 04/30/2000 | 34,581 | | 51.94 | 04/30/2010 | | | | | |
| | 10/26/2000 | 48,427 | | 51.63 | 10/26/2010 | | | | | |
| | 04/27/2001 | 27,226 | | 44.25 | 04/27/2011 | | | | | |
| | 06/28/2001 | 31,381 | | 47.80 | 06/28/2011 | | | | | |
| | 10/25/2001 | 80,460 | | 43.50 | 10/25/2011 | | | | | |
| | 04/26/2002 | 10,841 | | 43.81 | 04/26/2012 | | | | | |
| | 10/24/2002 | 78,004 | | 44.87 | 10/24/2012 | | | | | |
| | 04/25/2003 | 14,054 | | 48.08 | 04/25/2013 | | | | | |
| | 10/23/2003 | 57,053 | 19,018 | 46.01 | 10/23/2013 | | | | | |
| | 04/30/2004 | 8,144 | | 50.46 | 04/30/2014 | | | | | |
| | 10/21/2004 | 35,000 | 35,000 | 50.00 | 10/21/2014 | | | | | |
| | 10/19/2005 | 13,218 | 39,655 | 56.74 | 10/19/2015 | | | | | |
| | 10/30/2006 | | 55,442 | 48.70 | 10/30/2016 | | | | | |

## PENSION BENEFITS

The table below includes information with respect to Medtronic's pension plan for each of the named executive officers as at the end of fiscal year 2007. A narrative description of the material factors necessary to understand the information in the table is provided below.

| Name | Plan Name | Number of Years Credited Service | Present Value of Accumulated Benefit | Payments During Last Fiscal Year |
|---|---|---|---|---|
| Arthur D. Collins, Jr. . . . | Medtronic, Inc. Retirement Plan | 14.9 | $ 413,318 | — |
| | Medtronic, Inc. SERP | | 3,178,250 | — |
| Gary L. Ellis . . . . . . . . . | Medtronic, Inc. Retirement Plan | 17.4 | 207,404 | — |
| | Medtronic, Inc. SERP | | 364,884 | — |
| William A. Hawkins. . . . | Medtronic, Inc. Retirement Plan | 5.3 | 60,383 | — |
| | Medtronic, Inc. SERP | | 288,113 | — |
| Michael F. DeMane. . . . | Medtronic, Inc. Retirement Plan | 7.9 | 81,668 | — |
| | Medtronic, Inc. SERP | | 289,697 | — |
| Stephen H. Mahle. . . . . | Medtronic, Inc. Retirement Plan | 34.8 | 1,256,653 | — |
| | Medtronic, Inc. SERP | | 1,847,015 | — |

The Medtronic, Inc. Retirement Plan (the "Plan) is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers all eligible employees employed with the Company prior to April 30, 2005, including the Named Executive Officers. Effective May 1, 2005 the Company froze the Plan to new entrants and provided all eligible employees the option of continuing to accrue retirement benefits under the Plan or participate in one of two new options being offered. All Named Executive Officers elected to continue participation in the Plan. Benefits under the Plan are based upon the employee's years of credited service and the average of the employee's highest five consecutive years of covered compensation during the employee's career while covered under the Plan. Employees have the option of providing for a survivorship benefit upon the employee's death by making the appropriate election at the time of retirement. Covered compensation includes base salary, formula bonus and incentive plan payments, sales commissions, salary reduction contributions (such as a cafeteria plan or medical plan), salary continuation payments for short-term disability, but excludes compensation paid under the Company's Long Term Performance Plan or the Performance Share Plan. In addition, the IRS limits the amount of Covered Compensation that can be used in the benefit calculation. For the Plan year ended April 30, 2007, that limit is $220,000. Normal retirement age under the plan is age 65. Eligible employees may retire upon reaching age 55 with at least ten years of service or upon reaching age 62 without regard to years of service. Messrs. Collins and Mahle were eligible for early retirement at the end of fiscal year 2007. Any retirement prior to normal retirement age is considered "early retirement."

Benefits under the Plan are calculated as a monthly annuity by taking 40% of the final average covered compensation less a social security allowance (which varies by individual based upon year of birth) and multiplying this difference by years of credited service under the Plan. That result is then divided by 30 to yield the benefit at normal retirement age, with an early retirement factor applied to calculate the early retirement benefit.

The Plan currently limits pensions paid under the Plan to an annual maximum of $175,000, payable at age 65 in accordance with IRS requirements. The Company also has an unfunded Medtronic, Inc. Supplemental Executive Retirement Plan (the "SERP") that provides out of the general assets of the Company an amount substantially equal to the difference between the amount that would have been payable to the executive under the Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits and the amount actually payable under the Plan.

Compensation used in the calculation of the SERP benefit includes eligible compensation in excess of the IRS limitation and amounts deferred to the Capital Accumulation Plan. Upon retirement or termination of employment the amount of retirement benefits earned under the SERP are calculated and if the lump sum value is less than $100,000, it is paid out as a lump sum six months after retirement or termination. If the lump sum value exceeds $100,000, the value is paid out over a fifteen year period in the form of a monthly annuity commencing six months after retirement or termination. In the event of the employee's death prior to the completion of the fifteen year payment cycle, any remaining benefits from the SERP are payable per the beneficiary designation on record. If a beneficiary is not named the benefit is payable to the employee's surviving spouse, if there is no surviving spouse, to the children or if no survivors, the estate.

## NONQUALIFIED DEFERRED COMPENSATION

The table below includes information with respect to the deferral of compensation on a basis that is not tax-qualified for each of the named executive officers for fiscal year 2007. A narrative description of the material factors necessary to understand the information in the table is provided below.

| Name | Executive Contributions in Last FY | Aggregate Earnings in Last FY | Aggregate Balance at Last FYE |
|---|---|---|---|
| Arthur D. Collins, Jr. | $ 326,154 | $1,685,591 | $25,620,191 |
| Gary L. Ellis | — | — | — |
| William A. Hawkins | 2,502,553 | 273,498 | 2,776,051 |
| Michael F. DeMane | 9,231 | 18,993 | 392,479 |
| Stephen H. Mahle | 1,428,033 | 301,509 | 2,823,181 |

*Executive Contributions in Last Fiscal Year.* This column includes the following amounts that were reported in the Summary Compensation Table for the most recent fiscal year as shown on page 34 of this proxy statement: Mr. Collins — base salary in the amount of $326,154; Mr. Hawkins — $533,342 of stock compensation expense recognized in fiscal year 2007 relating to restricted stock unit deferrals, Mr. DeMane — base salary in the amount of $9,231 and Mr. Mahle — $333,334 of stock compensation expense recognized in fiscal year 2007 relating to restricted stock unit deferrals. Fiscal year 2007 annual incentive deferral amounts of $200,000 and $529,470 for Mr. Hawkins and Mr. DeMane, respectively, were made in June 2007 (which is in fiscal year 2008) and are not reflected in this column.

The Capital Accumulation Plan allows U.S. executives of Medtronic to defer:

- Up to 50% of their base salary;
- Up to 100% of their annual incentive plan payments; and
- Up to 100% of their cash long-term incentive plan payments,

subject to a minimum floor of $10,000. Medtronic does not make any contributions to the deferral plan — the aggregate balances shown above represent amounts that the named executive officers earned but elected to defer, plus earnings (or losses).

The table below reflects estimated benefits for our named executive officers under existing change of control Agreements, assuming that the change of control occurred on April 27, 2007.

| Name | Severance Amount[1] | Performance Shares/ Long-Term Performance Plan Payouts[2] | Accelerated Vesting of Stock Options[3] | Restricted Stock Unit Vesting[4] | Other[5] | Estimated Tax Gross-Up[6] | Total |
|---|---|---|---|---|---|---|---|
| Arthur D. Collins, Jr. . . . . | $7,967,788 | $2,056,886 | $1,909,679 | $11,701,202 | $146,550 | — | $23,782,105 |
| Gary L. Ellis . . . . . . . . . | 2,460,939 | 480,555 | 359,004 | 2,189,506 | 48,216 | $1,663,886 | 7,202,106 |
| William A. Hawkins. . . . . | 4,216,163 | 883,907 | 635,758 | 4,864,414 | 87,538 | 2,811,121 | 13,498,901 |
| Michael F. DeMane. . . . . | 3,178,410 | 512,731 | 453,082 | 6,206,451 | 72,183 | — | 10,422,857 |
| Stephen H. Mahle . . . . . | 2,786,539 | 607,291 | 542,012 | 2,495,026 | 84,336 | — | 6,515,204 |

(1) This amount is three times the sum of (1) the executive's base salary at the time of termination and (2) the greater of the current year's (projected) annual bonus or the average of the three annual bonuses for the three prior fiscal years.

(2) This amount is the projected pro-rata payments of the long-term incentive program (the 2006-2008 Performance Share Plan and 2007-2009 Long-Term Performance Plan ) at current projected performance estimates.

(3) This amount represents the market gain (intrinsic value) of unvested options as of April 27, 2007 at the closing price on that date of $53.60.

(4) This amount represents the value of unvested restricted stock as of April 27, 2007 at the closing price on that date of $53.60.

(5) This amount represents the estimated value of the continuation of welfare benefits.

(6) This amount represents the estimated 280(g) tax gross-up payment.

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about Medtronic's common stock that may be issued upon the exercise of options, warrants and rights under all existing equity compensation plans in effect as of April 27, 2007, including the Medtronic, Inc. 2003 Long-Term Incentive Plan, the 2005 Employees Stock Purchase Plan and the 1998 Outside Director Stock Compensation Plan.

| | (a)[3] | (b) | (c)[3] |
|---|---|---|---|
| Plan Category[1] | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
| Equity compensation plans approved by security holders[2]. . . . . . . . . . . . | 91,567,292 | $46.34 | 33,855,788 |
| Equity compensation plans not approved by security holders . . . . . | — | — | — |

(1) The table does not include information regarding options, warrants or rights assumed in connection with acquisitions completed prior to April 27, 2007. In connection with such acquisitions, Medtronic has assumed options, warrants and rights to purchase securities of the acquired company that were outstanding at the time of the acquisition, and has treated these as options, warrants and rights to acquire Medtronic common stock based upon conversion ratios negotiated in each acquisition. As of April 27, 2007, 1,118,185 shares of Medtronic common stock were issuable upon the exercise of options, warrants and rights assumed in connection with acquisitions and the weighted average exercise price of such options, warrants and rights was $25.69 per share. No additional options,

warrants or rights may be granted under the plans that govern options, warrants or rights assumed in connection with acquisitions.

(2) Awards under the 2003 Long Term Incentive Plan may consist of stock options, stock appreciation rights, restricted stock, other stock-based awards and cash-based awards, except that no more than 50% (approximately 30,000,000 shares) of all shares may be granted in the aggregate pursuant to restricted stock or other stock-based awards payable in shares. In addition, no more than 5% of the shares shall be granted pursuant to restricted stock awards if such award shall vest in full prior to three years from the award date or if a condition to such vesting is based, in whole or in part, upon performance of the shares or any aspect of Medtronic's operations and such vesting could occur over a period of less than one year from the award date.

(3) Column (a) includes 1,846,624 shares representing deferred awards, performance awards and restricted stock units. These shares increase the number of shares in column (a) and decrease the number of shares in column (c). Column (c) includes 7,094,938 shares available for issuance as of April 27, 2007 under the 2005 Employees Stock Purchase Plan.

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight of the integrity of Medtronic's financial reporting. In particular, the Audit Committee reviews the independence, qualifications and performance of Medtronic's independent registered public accounting firm and the performance of its internal auditors. The Audit Committee also has responsibility for Medtronic's compliance with legal and regulatory requirements. As of the date of this report, the Audit Committee consisted of the five members listed below, each of whom is an independent director in accordance with SEC and New York Stock Exchange requirements and each of whom meets additional independence standards applicable to audit committee members. Michael R. Bonsignore, Denise M. O'Leary, Robert C. Pozen, Jean-Pierre Rosso and Jack W. Schuler each qualify as an "audit committee financial expert" within the meaning of that term as defined by the SEC pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

Medtronic's management is responsible for preparing Medtronic's financial statements and the overall reporting process, including Medtronic's system of internal controls. The Audit Committee is directly responsible for the compensation, appointment and oversight of Medtronic's independent registered public accounting firm, PricewaterhouseCoopers LLP, that reports directly to the Audit Committee. The independent registered public accounting firm is responsible for auditing the financial statements and expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles in the United States ("U.S. GAAP") and auditing management's assessment of the effectiveness of internal controls over financial reporting. The Audit Committee also meets privately in separate executive sessions periodically with management, internal audit and representatives from Medtronic's independent registered public accounting firm.

In this context, the Audit Committee has held discussions with management and PricewaterhouseCoopers. Management represented to the Audit Committee that Medtronic's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed the audited financial statements with management and PricewaterhouseCoopers.

PricewaterhouseCoopers has advised the Audit Committee that, in its opinion, the consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows that accompany Medtronic's 2007 Annual Report present fairly, in all material respects, the financial position of Medtronic and its subsidiaries at April 27, 2007 and April 28, 2006, and the results of Medtronic's operations and cash flows for each of the three fiscal years in the period ended April 27, 2007 in conformity with U.S. GAAP.

The Audit Committee also has discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), as amended, and requested any other relevant input from PricewaterhouseCoopers. PricewaterhouseCoopers provided to

Notwithstanding any other provisions of these Articles of Incorporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law or these Articles of Incorporation), the affirmative vote of the holders of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding voting shares, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Section 5.3.

## DELIVERY OF FUTURE ANNUAL MEETING MATERIALS

Medtronic offers shareholders the choice to receive future annual reports and proxy materials electronically over the internet instead of receiving paper copies through the mail. This will save Medtronic the cost of printing and mailing them. Whether you hold shares registered directly in your name, through a Medtronic stock plan, or through a broker or bank, you can enroll for future delivery of proxy statements and annual reports by following these easy steps:

- Go to our website at **www.medtronic.com;**
- Under **About Medtronic,** click on **Investor Relations;**
- In the **Shareholder Services** section, click on **Electronic Delivery of Proxy Materials;** and
- Follow the prompts to submit your electronic consent.

Generally, brokers and banks offering this choice require that shareholders vote through the internet in order to enroll. Street name shareholders whose broker or bank is not included in this website are encouraged to contact their broker or bank and ask about the availability of electronic delivery. As with all internet usage, the user must pay all access fees and telephone charges. You may view this year's proxy materials at **www.medtronic.com/annualmeeting.**

UC200800114 EN

# Our Mission

## MISSION

• To contribute to human welfare by application of biomedical engineering in the research, design, manufacture, and sale of instruments or appliances that alleviate pain, restore health, and extend life.
• To direct our growth in the areas of biomedical engineering where we display maximum strength and ability; to gather people and facilities that tend to augment these areas; to continuously build on these areas through education and knowledge assimilation; to avoid participation in areas where we cannot make unique and worthy contributions.
• To strive without reserve for the greatest possible reliability and quality in our products; to be the unsurpassed standard of comparison and to be recognized as a company of dedication, honesty, integrity, and service.
• To make a fair profit on current operations to meet our obligations, sustain our growth, and reach our goals.
• To recognize the personal worth of employees by providing an employment framework that allows personal satisfaction in work accomplished, security, advancement opportunity, and means to share in the company's success.
• To maintain good citizenship as a company.

## MISSION

• Contribuer au bien-être de l'homme en appliquant les principes de l'ingénierie biomédicale à la recherche, à la conception, à la fabrication et à la distribution de matériels ou d'appareillages qui soulagent, guérissent, et prolongent la vie.
• Orienter notre croissance vers les secteurs de l'ingénierie biomédicale dans lesquels nous possédons une expertise incontestée. Rassembler les personnes et créer les conditions qui favorisent le développement de ces secteurs : assurer la formation et l'assimilation des connaissances dans ces domaines. Ne nous engager que dans les secteurs où notre apport serait unique et significatif.
• Tout mettre en œuvre et s'investir à fond pour atteindre une fiabilité et une qualité au-dessus des normes, pour devenir le modèle de référence et être une entreprise reconnue pour son engagement et ses valeurs d'honnêteté, d'intégrité et de service.
• Dégager un profit raisonnable de nos activités pour pouvoir faire face à nos obligations, maintenir notre taux de croissance et atteindre nos objectifs.
• Reconnaître la valeur personnelle des employés et créer un environnement de travail satisfaisant, offrant sécurité, possibilités d'avancement et participation au succès de la société.
• Remplir nos responsabilités civiques en tant qu'entreprise.

## 企業使命

• 当社は、生体工学技術を応用し、人々の痛みをやわらげ、健康を回復し、生命を延ばす医療機器の研究開発、製造、販売を通して人類の福祉に貢献します。

• 私たちの目的を妨げる分野へ参入することなく、当社の能力を最大限に発揮できる生体工学技術の分野での発展に努力します。そのための、人材と設備の結集、教育と知識の融合をはかります。

• 当社は製品の品質と信頼性の向上に全力を注ぎます。そして、献身、誠実、高潔、奉仕を忘れず、社会の模範となるよう努力します。

• 当社は適正な利益を得ることにより、社会的責務の遂行、業績の向上、企業目標の達成をはかります。

• 社員一人一人の価値が認められるよう雇用制度を確立し、業務の遂行に各人が満足し、安定した雇用と公平な昇進が与えられ、会社発展の喜びを分かちあえるような環境づくりをします。

• 企業としての社会性を向上させ、社会の良き一員であり続けるよう努力します。

## 公司宗旨

• 应用生物医学工程理论，研究、设计、制造并销售可减轻病痛、恢复健康、延长寿命的仪器和装置，以此促进人类的福祉。

• 将发展方向定位于本公司能力最强的生物医学工程领域；吸收能够加强本公司在此领域之能力的人员和设备；通过教育和吸收新知识，不断促进此领域的发展；避免进入本公司不能作出独特而有价值之贡献的领域。

• 不遗余力地提高本公司产品的可靠性和品质；使本公司产品的质量无人可比，并使本公司以敬业、正直、诚实和服务周到而著称。

• 在现有的业务活动中赚取合理的利润，以完成本公司的业务、保持本公司的成长、达到本公司的目标。

• 确认公司雇员的个人价值，建立优越的雇用制度，使雇员获得对工作的满足感，使其职业有保障，并能够分享公司的成果。

• 出色地履行公司的社会义务。

## DOELSTELLINGEN

• Een bijdrage leveren aan het welzijn van de mensheid door biomedische technologieën toe te passen bij onderzoek, ontwerp, fabricage en verkoop van instrumenten of apparaten die pijn verlichten, genezen en de levensduur verlengen.
• Onze groei richten op die gebieden van de biomedische technologie waar onze kracht en bekwaamheid ligt; mensen en faciliteiten bijeenbrengen die bijdragen tot de uitbreiding van deze gebieden; voortdurend werken aan deze gebieden d.m.v. opleiding en het vergaren van kennis; het mijden van gebieden waaraan we geen unieke en waardevolle bijdrage kunnen leveren.
• Onvoorwaardelijk streven naar de hoogst mogelijke betrouwbaarheid en kwaliteit van onze producten; het ongeëvenaarde voorbeeld zijn en door anderen erkend te worden als een bedrijf dat staat voor toewijding, eerlijkheid, integriteit en dienstverlening.
• Een redelijke winst maken uit de huidige werkzaamheden zodat we onze verplichtingen kunnen nakomen, onze groei kunnen voortzetten en onze doelstellingen kunnen verwezenlijken.
• De individuele bijdrage van werknemers erkennen d.m.v. een werkstructuur waarbij persoonlijke tevredenheid over de volbrachte taak, zekerheid, promotiekansen en de middelen om in het succes van het bedrijf te delen, mogelijk zijn.
• Zich als bedrijf maatschappelijk verantwoord blijven gedragen.

## UNTERNEHMENSLEITSÄTZE

• Einen Beitrag zum Wohle der Menschen zu leisten durch angewandte biomedizinische Technik zur Rehabilitation, Lebensverlängerung, Schmerzlinderung und Steigerung der Lebensqualität.
• Erfolgsorientiertes Wachstum dort, wo wir stark sind, im Bereich der biomedizinischen Technik. Kein Engagement in Bereichen, in denen wir keine wesentlichen und wertvollen Beiträge leisten können. Steigerung der Mitarbeiter-Qualifikation durch Weiterbildung. Ständige Verbesserung unserer Einrichtungen.
• Kompromisslose Zuverlässigkeit und Qualität unserer Produkte. Anerkennung zu finden als engagiertes, integres und innovatives Unternehmen mit hervorragendem Service.
• Profitabel zu wirtschaften, um unsere Verpflichtung zu erfüllen, unser Wachstum zu sichern und unsere Ziele zu realisieren.
• Anerkennung des Wertes und der Leistungen jedes einzelnen Mitarbeiters. Wahrung und Schaffung von Rahmenbedingungen, die zur persönlichen Zufriedenheit unserer Mitarbeiter beitragen, z. B. Aufstiegschancen, Sicherheit des Arbeitsplatzes und Beteiligung am Unternehmenserfolg.
• Als verantwortungsbewusstes Mitglied der Gesellschaft zu agieren.

## MISSIONE

• Contribuire al benessere umano applicando l'ingegneria biomedica alla ricerca, alla progettazione, alla fabbricazione e alla vendita di strumenti o apparecchi che alleviano il dolore, ridonano la salute e prolungano la vita.
• Dirigere la nostra crescita nelle aree della bioingegneria medica nelle quali dimostriamo il massimo della nostra forza e capacità: mettere insieme individui e strumenti che tendono a far crescere queste aree: rinforzarle attraverso l'istruzione e l'assimilazione culturale: evitare la partecipazione in aree nelle quali non possiamo dare un contributo unico e valido.
• Sforzarci senza riserve di raggiungere l'affidabilità e la qualità più elevate nei nostri prodotti: diventare il modello di paragone insuperabile ed essere riconosciuti come un'azienda scrupolosa, onesta, integra e fornitrice di servizi.
• Ricavare un equo profitto dalle attività correnti in modo da far fronte ai nostri impegni, sostenere la nostra crescita e raggiungere i nostri obiettivi.
• Riconoscere il valore personale dei dipendenti offrendo un ambiente di lavoro che permetta la soddisfazione personale nel lavoro compiuto, nella sicurezza, nelle opportunità di avanzamento e nei mezzi per condividere il successo della azienda.
• Mantenere una presenza sociale come azienda.

## MISIÓN

• Contribuir al bienestar del hombre aplicando la ingeniería biomédica a la investigación, el diseño, la fabricación y la venta de instrumentos o dispositivos para aliviar el dolor, restaurar la salud y prolongar la vida.
• Encauzar nuestro crecimiento hacia las especialidades de la ingeniería biomédica donde podamos ofrecer más fuerza y mayor capacidad; reunir personal y recursos para perfeccionar estas especialidades; capitalizar continuamente nuestra experiencia en este campo mediante la enseñanza y la asimilación de conocimientos; y evitar la participación en áreas en las que no podamos ofrecer contribuciones exclusivas y valiosas.
• Esforzarnos todo lo posible para alcanzar la máxima fiabilidad y calidad en nuestros productos; llegar a marcar la pauta en nuestro ramo y ser reconocidos como una empresa que ofrece dedicación, honestidad, integridad y servicio.
• Lograr una rentabilidad adecuada para las operaciones actuales, de modo que podamos cumplir con nuestras obligaciones financieras, mantener nuestro crecimiento y alcanzar nuestros objetivos.
• Reconocer el valor individual de nuestros empleados ofreciéndoles un ambiente de trabajo que promueva la satisfacción personal en el cumplimiento de sus deberes y que proporcione seguridad, oportunidades de progreso y medios para participar en los triunfos de la empresa.
• Contribuir como empresa al bienestar de la comunidad.

**World Headquarters**
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432-5604
USA
Tel: 763.514.4000
Fax: 763.514.4879

**Europe, Canada and the Emerging Markets**
Medtronic International Trading Sàrl
Route du Molliau 31
Case Postale
CH-1131 Tolochenaz
Switzerland
Tel: 41.21.802.7000
Fax: 41.21.802.7900

**Asia-Pacific**
Medtronic International, Ltd.
Comodio Shiodome
2-14-1 Higashi Shimbashi, Minato-ku, Tokyo
Japan
Tel: 81.3.6430.7300
Fax: 81.3.6430.7010

END

UC200800841EN

Printed in USA



Medtronic
*Alleviating Pain · Restoring Health · Extending Life*